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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bankinter

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

FILE NO. 82- 2972 FISCAL YEAR 12-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/18/04

#9

82-2972

ARIS
12-31-03






2003 ANNUAL REPORT

BANKINTER

www.ebankinter.com

annual report :2003

BANKINTER

www.ebankinter.com

Chairman's Letter to Shareholders

Dear Shareholder:

2003 was an outstanding year for Bankinter.

On an institutional level, the Bank's Board decided to appoint a Deputy Chairman, thus completing the transition that was embarked upon two years ago.

In the area of good corporate governance, Bankinter was the first listed Spanish company to publish in full the resolutions to be submitted to the Shareholders' Meeting a month before it takes place, and the first to launch a corporate web site.

The Board and its Chairman were evaluated by a prestigious international independent consultant and this, of course, added large doses of transparency and independence to the process.

In competition with the Ibex35 companies, we were awarded a prize for our efforts in the good corporate governance field, an achievement of which we are very proud.

In 2003 we boosted the corporate social action program by supporting an idea that ties in very well with our brand and strategy; namely computer literacy for socially-excluded groups, and encouraged the opening of a first center in a district of Seville in cooperation with one of the main Spanish NGOs.

From the financial standpoint, 2003 was a great year; in fact, it was the best in our history.

Growth in the balance sheet and its most significant items was more moderate in 2003 in comparison to that obtained in previous years, and this was due to two fundamental decisions:

- Firstly, to defend customer spreads, which we did.
- Secondly, to increase our prudence vis-à-vis granting credit risk as a consequence of the circumstances prevailing at the beginning of the year: both in terms of the reigning pre-war atmosphere and the uncertainty it created, and of the widespread concern about possible deflation in the economy and the consequent reduction in business activity.

As the year went by, and the uncertainties dissipated, our growth accelerated and we finished the year at a cruising speed more in line with our ability to compete.

Our income statement was balanced, with a 19.59% increase in earnings per share, which ranks as one of the best rates compared to the main Spanish banks we compete with. Furthermore, this growth was achieved despite the recording of a highly significant amount of voluntary and mandatory provisions which, naturally, increase Bankinter's solvency and, at the end of the day, benefit customers, employees and, of course, shareholders. In this connection, we used the gain obtained from the sale of the holding in Sogecable to take the balance of the statistical allowance to the required minimum level at that time.

In 2003 we also reinforced our strategic commitment to three business segments: Private Banking, small businesses and foreign individuals resident in Spain, since we consider that they are areas of considerable growth potential for the Bank, in which our skills will enable us to obtain competitive advantages.

Our assets at risk are particularly healthy: our nonperforming loans ratio is only 0.28% and the ratio of the recorded allowance to nonperforming loans reached 612.22% at year-end, which is undoubtedly one of the highest in the world for a bank of our size.

The dividend per share increased by 5.06%, which is less than the increase in earnings per share, thus diminishing the need for a possible capital increase in the future that might dilute earnings for shareholders and, accordingly, reduce the value of the shares on the markets.

All these factors boosted the share price, which increased by 37.87%, backed of course by the bullish market.

Our Bank has all the features of successful companies:
• An ambitious challenge.
• A value proposal to offer customers that is clearly differentiated from those offered by our closest competitors.
• A group of activities underpinning the value proposal that are difficult to copy and provide a linchpin for our strategy.
• The independence that enables us to decide what we want to do and what we do not want to do, even if others do it.
• Continuity of strategy, as has been the case for many years.

We base our actions on three main cornerstones:
• The talent of our staff, which we consider to be the best in the industry.
• Technology, which not only enables us to offer our customers a better service but also provides us with the required support for innovation and knowledge transfer.
• Our determination to be leaders, forever at the forefront in the pursuit of excellence.

In short, Bankinter is a special company with a different business model from the others, which, to a certain degree, makes us unique.

For all these reasons I firmly believe that Bankinter is in an excellent position to continue to be a leading player among financial institutions, in addition to being an excellent business.

During the year a significant number of employees retired and I would like to take this opportunity to thank them for their effort and dedication in all the years they spent helping us to make Bankinter a better bank. The Bank is full of their ideas and contributions, and I feel that it is only right that this should be acknowledged publicly.

I would like to end this letter by reaffirming our commitment to independence, defined as the quest for our own business model, one that sets us apart from mediocrity and takes us closer to excellence.

Juan Arena
Chairman
Madrid, January 15, 2004

Financial highlights

MAIN QUALITY INDICATORS

CUSTOMER SATISFACTION BY SEGMENT (NSI)

	2003	2002	2001
Individuals	77.73	78.27	78.85
Small Businesses	76.43	76.95	79.20
Corporate Banking	78.45	79.14	79.38
Private Banking	76.86	78.26	79.15

CUSTOMER SATISFACTION BY DISTRIBUTION CHANNEL (NSI)

	2003	2002	2001
Branch Network	77.47	77.95	78.58
Agent Network	77.36	78.19	80.22
Virtual Banking	79.22	79.75	80.77
Telephone Network	75.62	78.03	78.80
Internet Network	78.10	78.92	77.81

CUSTOMER SATISFACTION BY RELATIONSHIP PLATFORM (NSI)

	2003	2002	2001
Internet:			
• ebankinter	78.88	79.21	78.23
• ebankinter companies	77.78	77.05	N/A
• ebankinter broker	77.53	75.71	75.77
Telephone platform	79.87	80.69	81.00

CUSTOMER SATISFACTION SCALE (NSI)

> 85	Excellent
75-85	Good
60-75	Fair
< 60	Poor

ROE



25
20
15
10
5
0
%
1999
2000
2001
2002
2003

DIVIDEND PER SHARE



0.95
0.90
0.85
0.80
Euros
1999
2000
2001
2002
2003

EARNINGS PER SHARE



2
1
0
Euros
1999
2000
2001
2002
2003

RATINGS

	Short Term	Long Term
Moody's	P1	Aa3
Standard & Poor's	A1	A

CONSOLIDATED FINANCIAL HIGHLIGHTS

miles de euros

	2003	2002	2001	2003/2002 (%)
Balance sheet				
Computable capital	1,405,527	1,280,684	1,243,764	9.75
Total assets	23,929,790	22,653,307	21,444,150	5.63
Credit facilities and loans	16,466,953	15,006,668	14,690,756	9.73
Credit facilities and loans ex-securitization of mortgages	20,509,859	17,846,694	15,980,907	14.92
Customer funds	17,694,597	15,540,445	15,171,606	13.86
Off-balance-sheet managed funds	8,983,204	7,157,110	7,105,342	25.51
of which: mutual and pension funds	7,451,921	5,823,199	5,667,985	27.97
Controlled customer funds	21,561,650	18,981,795	18,720,812	13.59
Earnings				
Income before taxes	213,800	186,202	167,872	14.82
Net income	133,042	110,329	98,365	20.59
Ratios				
Capital ratio	12.29%	11.66%	11.73%	5.43
Tier 1	8.01%	8.04%	8.21%	(0.37)
ROE	16.75%	14.73%	13.85%	13.71
ROA	0.55%	0.50%	0.45%	10.00
Efficiency ratio	49.13%	53.05%	55.08%	(7.39)
Nonperforming loans/Total risk exposure ex-securitization	0.28%	0.31%	0.29%	(9.68)
Recorded allowance/Nonperforming loans ex-securitization	612.22%	434.97%	396.60%	40.75
Share data				
EPS, Earnings per share (euros)	1.77	1.48	1.33	19.59
DPS, Dividend per share (euros)	0.94	0.89	0.87	5.06
PER, Price/earnings ratio (times)	18.35	15.99	24.79	14.75
Price/Book value (times)	2.70	2.10	3.06	28.71
Internet data				
Internet customers	445,033	415,129	376,750	7.20
Internet transactions as a percentage of total Bank	47.51%	43.52%	42.76%	9.17
Ebankinter broker transactions as a percentage of the Bank's total securities trading	79.66%	77.98%	84.00%	2.15
Branches and centers				
Number of branches	285	284	282	0.35
Number of Commercial Management Centers				
Company	39	39	37	-
Small businesses	27	6	-	-
Private Banking	31	23	17	34.78
Number of virtual branches	443	424	394	4.48
Number of agents	990	1,003	1,230	(1.30)
Telephone and Internet branches	3	3	3	-
Headcount				
Number of full-time equivalent employees	3,111	3,010	2,964	3.36

Contents

quality :01

OFFERING OUTSTANDING SERVICE QUALITY IS THE ONLY MEANS OF ENSURING FUTURE SUCCESS IN A MATURE MARKET.



Customer opinion as a management yard stick

At Bankinter, each business segment, distribution network or service platform regards quality as the key factor in dealings with customers.

This is why we need to know exactly how customers perceive each business area if we are to continue being a benchmark for banking service quality.

Through periodic customer and non-customer surveys conducted by independent companies, we monitor this opinion to convert it into management information, analyzing in detail the level of internal and external customer satisfaction and making detailed studies of the market.

We are grateful to our customers for their courtesy and the time spent by them in answering our surveys, without which it would be very difficult for us to continue improving.

MARKET ANALYSIS

Vox Pública, an independent opinion poll company, conducts quarterly studies to ascertain Bankinter's relative position with respect to its competitors, and the most important individual service factors. These studies inform us about financial customers' level of satisfaction with the service received from their banks or savings banks.

OVERALL SATISFACTION: BANKINTER VS. MARKET


80
78
76
74
72
70
68
+7.53
+6.15
1999
2000
2001
2002
2003
Bankinter
Market

Geographical scope:
Nationwide, for towns of over 50,000 inhabitants.

Universe:
General population of over 18 years of age, with demand deposits or savings accounts at financial institutions.

Sample:
1,400 interviews per quarter.
Survey methodology:
Computer-assisted telephone interview.

Sampling error: +-2.67%.

Annual data: Average of the quarterly data for each year.

Proof of the service received by Bankinter customers and their higher perceived satisfaction is Bankinter's privileged position in the market, 6.15 points above the market level in annual average terms.

The conclusions of the study were obtained by asking customers about fourteen aspects of service that are important to them. Noteworthy among them was our leading position in aspects such as customer treatment and attention, training/professionalism, advice, attitude in the events of incidents, transaction speed and clarity of statements.

OVERALL SATISFACTION BY SEGMENT


85
83
81
79
77
75
1999
2000
2001
2002
2003
SMEs
Individuals
Private Banking
Corporate Banking

OVERALL SATISFACTION BY NETWORK


85
83
81
79
77
75
1999
2000
2001
2002
2003
Branch Network
Telephone Network
Agent Network
Internet Network
Virtual Banking

OVERALL SATISFACTION BY PLATFORM


85
83
81
79
77
75
1999
2000
2001
2002
2003
Broker
ebankinter-companies
ebankinter.com
Telephone Platform

EXTERNAL CUSTOMER SATISFACION

Bankinter is aware of its customers' level of satisfaction due to the surveys it conducts monthly. This satisfaction is measured by the Net Satisfaction Index (NSI).

The NSI is measured on a scale of 0 through 100 and is interpreted as follows::

>85 Extremely satisfied or excellence.
75-85 Highly satisfied.
60-75 Needs improvement.
<60 Measures should be taken.

As shown in the charts, all the Bank's segments, networks and platforms are valued at over 75 NSI points. Any score above 75 shows high service quality. Notable are the Corporate Banking, Virtual Banking and Telephone Platform scores.

INTERNAL CUSTOMER SATISFACTION

Every six months Bankinter's Central Services are evaluated by the Branch Network and they also perform a self-evaluation.

In the 2003 survey of central services, the NSI was 63.79 points according to the Central Services self-evaluation, down 0.67 from 2002, but up 0.13 points according to the Branch Network's evaluation, with an NSI of 67.32 points.

As in previous years, the scores given by the Bank's employees (the internal customers) were very much lower than those of the external customers, which reflects the highly self-critical spirit of Bankinter's personnel.



EVALUATION OF THE BANK'S CENTRAL SERVICES BY THE BRANCH NETWORK AND BY THE CENTRAL SERVICES THEMSELVES


70
68
66
64
62
67.32
63.79
1999
2000
2001
2002
2003
Branches
Central Services

Customer service

Customer Service endeavors to solve customers' problems and to prevent and correct the main errors committed at the Bank when marketing products or providing services. This area immediately conveys all this information to the departments concerned, and coordinates them so as to resolve incidents as quickly and satisfactorily as possible. Lastly, it proposes corrective measures to prevent these problems recurring in the future.

In 2003 the rate of incidents per 10,000 transactions dropped to 1.15 (compared with 1.25 per 10,000 in 2002). In addition, there was a marked improvement in the time taken to respond to customers, with the level of incidents attended to in less than 48 hours rising from 78.38% to 82.64%.

EVOLUTION OF FINANCIAL INCIDENTS.


Number of incidents per 10,000 transactions
2
1.75
1.5
1.25
1
0.75
1999
2000
2001
2002
2003



TIME TAKEN TO RESOLVE FINANCIAL INCIDENTS

	Incidents attributable to other entities or bodies*	Incidents attributable to Bankinter
0 days	8.38%	72.85%
1 - 2 days	11.47%	15.29%
More than 2 days	41.66%	6.48%
More than 10 days	38.49%	5.38%

CUSTOMER OMBUDSMAN

	2003	2002
Claims processed	559	348
Resolved in favor of the customer	271	135
Resolved in favor of the Bank	282	203
Claims rejected	6	10

BANK OF SPAIN

	2003	2002
Claims resolved	58	38
Resolved in favor of the customer	15	13
Agreements reached	10	14
Resolved in favor of the Bank	33	11
Pending decision	28	7

(*) Incidents in which the resolution time depends on the rapidity and rules of agents unrelated to the Bank.

Continuous improvement

INITIATIVES FOR IMPROVEMENT

Bankinter's employees propose service quality improvement measures throughout the year. In 2003 the 271 Improvement Projects launched involved 739 persons, representing 23.75% of the Bank's labor force.

QUALITY AWARDS

To acknowledge the individual and collective efforts of the people who have notably improved service quality during the year, forty-one employees received awards for the five winning projects and other improvement measures.

Also, in recognition of the joint effort by the areas of the Bank that most improved their score in the 2003 surveys, the following awards were made:

1 - Organizations with the best level of customer satisfaction and with the best market performance in their geographical area: Castilla-La Mancha-Extremadura Organization, North-west Organization and the Canary Islands Organization.

2 - Business Divisions with the best level of internal and external customer satisfaction: Agency Network Division and the Internet Area.

3 - Central Services with the best level of internal customer satisfaction: Treasury Back Office, Department of External Communications, Organization Administrative Centers and Treasury and Capital Market.



technology :02

BANKINTERS'S MUTICHANNEL STRATEGY IS UNDERPINNED BY A ROBUST TECHNOLOGICAL ARCHITECTURE, AND CRM HAS BECOME A KEY TOOL IN THE BANK'S COMMERCIAL ACTIVITY.



Technology

Technology has historically been the basis of the Bank's competitive edge and a key element of its strategy through the years. To maintain this edge, the Bank must remain at the leading edge in terms of state-of-the-art systems, applying the latest innovations available in the market to meet its needs, and developing and improving its technological platform internally.

The ongoing modification, renovation and upgrading of the computer systems is facilitated by the fact that these tasks are executed by a team formed by the end users of the software tools and technical personnel. Because of this and the significant investment made in research and development, Bankinter has retained its position, for yet another year, as a benchmark entity in terms of technological developments.

In the Internet area, 2003 saw the creation of the corporate website. This website contains the Bank's company information and is the first to incorporate the innovations required by the Transparency Law -such as allowing shareholders to access information through the web page or making public the corporate governance report- all of this well before the deadline established to this effect by the Law. Additionally, in order to continuously improve the quality and user-friendliness of our websites, ebankinter.com and ebankinter empresas were redesigned. A new-look employee intranet was also launched, with significant improvements in efficiency. Lastly, the response times of the Bank's websites were notably reduced, reaching optimum levels.



EVOLUTION OF RESPONSE TIMES


14
12
10
8
6
4
2
0
Seconds
1999
2000
2001
2002
2003
Internet
Teleprocessing

As regards software developments, in 2003 we completed our project to outsource the operation of our central systems to an important multinational. This project will ensure that Bankinter will have the best price/performance ratio in the market for this type of service. In addition, the Bank is not exposing itself to any technological risk and, moreover, the project has enabled it to complete its security and disaster recovery plan designed for a maximum of four hours.

In 2003 development expenses increased, representing a higher technological investment for Bankinter.

EVOLUTION OF DEVELOPMENT EXPENSES



32
30
28
26
24
22
20
18
Millions of euros
1999
2000
2001
2002
2003



During the year 21 new SME branches were inaugurated. These branches are an example of a cutting-edge technology project bringing together state-of-the-art technology and a minimum cost structure which, in addition, is totally flexible.

Additionally, Bankinter customers are being provided with a large number of telephone-based services and can access our systems by means of low-weight, low-cost mobile devices using GPRS technology.

Security

The general principle of Bankinter's security policy is that its information systems should be open, accessible and transparent to those who need to use them, without any restrictions other than correct, lawful and respectful use thereof in compliance with the applicable legal and contractual requirements.

Furthermore, Bankinter, as the custodian and manager of third-party assets, data and information, needs to offer every possible assurance if it is to enjoy the trust of its customers, shareholders, employees and of public- and private-sector institutions and agencies.

Consequently, Bankinter has established and implemented the highest security standards with a view to guaranteeing, from a technical and organizational standpoint, the confidentiality, integrity and availability of its information systems.

Bankinter's security policy is developed and constantly updated in accordance with universally acknowledged international security rules and standards such as Common Criteria ISO-15408, ISO/IEC 17799 and the recent Spanish standard UNE-ISO/IEC 17799. Accordingly, Bankinter's information systems are subject to regular strict audits conducted both by internal and external auditors.





ACTIVITY IN 2003

2003 saw the launch of new projects and the completion of projects commenced in 2002, all aimed at covering risks and guaranteeing security in a variety of areas. The main successful projects undertaken and milestones achieved in 2003 were:

Audits and Reviews. In 2003 the IT Security Department performed and/or participated in the following audits and reviews.

- **Ethical hacking.** Periodic integral reviews of perimetral security aimed at guaranteeing the security and integrity of systems in a highly complex and fast-changing technological environment such as the Internet.
- **Ex-oficio reviews.** Periodic ad hoc security reviews of Bankinter's own services and infrastructures and of providers of critical services to ensure that they were in line with Bankinter's security policy.

Contingency and Disaster Recovery Plans. These plans are aimed at guaranteeing the continuity of business processes in the event of events or disasters that could adversely affect or render ineffective the Bank's ordinary operations. In 2003 all the tests planned and availability reviews were performed, to ensure the recovery of services in due time and form in the event of large-scale disasters.

Single Sign On. This project aims to equip Bankinter's information systems with centralized user authentication and access through the use of robust authentication mechanisms and state-of-the-art cryptographic technologies.

Host platform security. In accordance with the work strategy established in 2002 due to the outsourcing of the central host, and the ensuing changes in circumstances, the IT Security department has worked on establishing a protocol to regulate the service provider's security obligations, and at the same time on implementing devices and metrics to control and monitor mandatory compliance with this protocol.



CRM

CRM (Customer Relationship Management) can be defined as a set of intelligent business, marketing, communication and technological infrastructure strategies designed to forge a lasting relationship with customers, identifying, understanding and meeting their needs. It is an approach that, underpinned by multichannel processes, seeks to create and add value for the company and its customers.

In recent years, numerous companies worldwide have begun to develop CRM models, and the financial services industry has not been unaffected by this trend. E-business was the launching pad for these systems, since it is particularly important to form relationships with and know the customers in this environment. However, the market soon realized that the advantages of this system were applicable to any company in any business area.

These days, the most competitive companies are characterized by their differentiating factors, although, with products, this has become increasingly difficult. This is why more and more companies are opting for a strategy involving differentiation in their customer service. Companies now strive to build lasting and mutually beneficial relationships with their customers. The CRM philosophy is very simple: the customer comes first.

One aspect to be borne in mind in the construction of an optimum CRM system is the need to interconnect all the information from the various channels through which customers communicate and interact. The greater the number of channels that are integrated in the system, the more CRM is enhanced. This is where Bankinter has attained a leading position as a multichannel bank.

Bankinter is once more a pioneer in this field, not only because it has implemented tools to perform its commercial activities more intelligently, but also because it has integrated the system in the whole Organization, covering all the customer segments and all the Bank networks.

The fact that it is a multichannel entity makes it possible to interconnect all the information from the various channels through which customers communicate and interact, all of which makes the CRM more powerful and efficient.



channels and networks

:03

BANKINTER'S DEALINGS WITH ITS CUSTOMERS ARE BASED ON A MULTICHANNEL SYSTEM IN WHICH THE INTERNET IS ESTABLISHED AS THE MAIN CUSTOMER SERVICE CHANNEL. IN 2003 THE BRANCH NETWORK WAS STRENGTHENED WITH THE INAUGURATION OF NEW BRANCHES, MAINLY FOR SMEs.



Multichannel Banking

INTRODUCTION

Bankinter's relationship with its customers is based on a multichannel strategy. This consists of offering customers various different ways of dealing with the Bank, so that they can choose the most convenient and efficient method at all times. Multichannel banking is based on a robust technological architecture which standardizes the information and on the opportunity to perform transactions through various channels, so that the customer always obtains a high quality level. The fact that over two-thirds of Bankinter's customers used more than one channel in 2003 in their dealings with the Bank is proof of the popularity of this strategy.

In 2003 over 668 million transactions were performed, representing an increase of 22.03%. This increase in transactions was significant in all the channels, which gives an idea of the model's dynamic nature, although in recent years the percentage of transactions performed through remote channels has risen considerably with respect to the Branch Network. This growing preference of customers for channels such as the Internet or the telephone has contributed to the continuous improvement of the efficiency ratio, which ended the year at 49.13%.

Also significant in 2003 was the boost given to the SME segment in the form of the inauguration of 21 new branches located mainly in industrial parks. In addition, the Bank continued to open new Management and Consultancy Centers specializing in Private Banking and Personal Finances, bringing the total of these branches to 31.

EVOLUTION OF TRANSACTIONS BY CHANNEL (%) (*)



100
50
0
Percentage of transactions
48%
52%
35%
1999
2000
2001
2002
2003
Cellular phones
Cards
Internet
Telephone banking
Electronic banking
Branches

(*) annual


Página inicial de actualidad
ebankinter.com
INICIO
ASESOR INVERS
Bienvenida
Servicios Móvi
Usuario:
Contraseña:
Extracto Integral
Estoy en un PC privado
ENTI
¿Olvidó sus clav
Hágase cliente
GRUPO BANKINTER
Web Corporativa

INTERNET PLATFORM

In 2003 the Internet continued to be the principal channel for dealings between the Bank and its customers. With an annual increase of 29,904 new users, 445,033 customers currently use the Internet for nearly 30 million transactions per month, representing 47.51% of total Bank transactions.

EVOLUTION OF EBANKINTER USERS


450
440
430
420
410
Thousands of users
Dec 02
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec 03

ebankinter.com

In 2003 the Bank continued to consolidate its range of products and services offered on the Internet. Notable among the loan products was the extension during the year of the range of mortgage loans. In addition to the successful Hipoteca Sin, fixed and mixed-interest loans were offered, making Bankinter the sole financial institution which offers its customers the possibility of arranging three types of mortgage loans completely online.

Among the deposit products, Management Agreements proved to be one of the most popular with Internet users.

The constant increases in the number of monthly connections per active user, 10 in December 2003, or the monthly volume of transactions executed by the active user, 149 in December 2003 evidence the outstanding perception of ebankinter.com as a habitual means of dealing with the Bank through its transactional pages. This trend is borne out by the continuous improvement of satisfaction levels, some of which reached the threshold of excellence.

EVOLUTION OF AVAILABILITY OF EBANKINTER


86
85
84
83
82
81
80
NSI
Dec 02
Jan
Feb
Mar
Apr
May
Jun
Jul
Sep
Oct
Nov
Dec 03

EVOLUTION OF USER-FRIENDLINESS OF EBANKINTER


83.5
83
82.5
82
81.5
81
80.5
NSI
Dec 02
Jan
Feb
Mar
Apr
May
Jun
Jul
Sep
Oct
Nov
Dec 03

On-line broker

The ebankinter broker service continues to be one of the benchmark services in the financial services industry and the main channel for the Bank's equity securities business. In 2003 the broker service was used to execute 795,579 purchase and sale orders, representing 79.66% of all the Bank's equity securities operations.

This web site enables real-time and intraday operations to be conducted in the major Spanish and international markets, and also offers a broad range of market warrants, which Bankinter has recently begun to issue. These operations are supplemented by a set of tools, such as interactive graphics, portfolio analysis, volatility analysis and portfolio maps, which facilitate the decision-making process for customers.

In 2003 the ebankinter broker service continued to incorporate new management tools, significant among them being the value comparator and ranking tool, and a financial news service.

Additionally, since the beginning of the year, all the broker products and services have also been available for companies.

All these improvements have increased the customers' perception of quality, as evidenced by an NSI of 77.53. *The feature which obtained the highest score was availability (83.69), a fundamental aspect of this investment tool.*


TARJETAS
DEPÓSITOS
FONDOS
SEGUROS
Tarjetas Visa

ebankinter companies

In 2003 ebankinter companies continued to grow, positioning itself as the leading channel for dealings between the Bank and its corporate customers. This channel was used for 70.01% of SME customer transactions and 76.49% of corporate customer transactions.

The companies web site already has 80,041 registered users who carry out over 8 million transactions monthly.

In 2003 new products and services continued to be incorporated, making ebankinter empresas one of the web sites with the largest array of products, information and management options for corporate customers.

All this improved the customers' perception, as reflected in the findings of the quality surveys (NSI 77.78). The most highly appreciated aspect was availability, with an NSI of 83,98.



TELEPHONE PLATFORM

The Telephone Platform is of key importance in the value added offered to the Bank's customers within its multichannel strategy, apart from being one of the most popular channels after the Internet. The telephone is used by the 61% of our active customers of the Individuals segment in their dealings with the Bank together with other channel, and as the sole channel by almost 5% of this customers.

Customers registered for the service can use the telephone to arrange bank products round the clock, every day of the year, with a level of safety, convenience and efficiency which is reflected in the high scores these customers award the service in the periodic quality surveys, the NSI in December 2003 being 79.80.

In 2003 a total of over 69.8 million transactions were carried out through the Telephone Platform, 19.52% more than in 2002, accounting for 10.44% of the total transactions carried out by the Bank during the year.

With regard to the main activity of the Telephone Platform, call management, in 2003 a total number of 8.23 million calls were received in all the services, 0.96% fewer than in 2002. Of these, 3.92 million were fully resolved through Automatic Banking, representing a percentage of 47.56% of calls managed without any involvement by bank personnel; up 4.81% compared with the same figure in 2002.

The Telephone Platform made a total of 2.01 million calls to customers to offer them products, advise them on their needs or to resolve incidents relating to the banking service.

Lastly, 83,401 emails were handled during the year, with an average response time of 6 hours and 31 minutes, and 94.71% of them were replied to within 24 hours.

Distribution Networks

BRANCH NETWORK

As of December 31, 2003, the Network had 285 traditional non-specialized branches serving customers of the Individual Banking, International and SME segments and also attracting customers from the Private and Personal Finances segments, which are in turn under the specialized care of the Management and Counseling Centers. Of these 285 branches, 15.79% devote their time, to a greater or lesser extent, to operating the international customer business line, while also catering for the other segments.

The Branch Network employs a highly-qualified group of 1,911 personnel (managers, assistant managers, account managers, senior and junior executives, legal representatives and clerical staff).

In addition to these non-specialized Branch Offices, Bankinter has a large number of specialized centers for certain customer segments which, due to their characteristics, require exclusive attention:

- 31 Management and Counseling Centers (MCCs), at which branch office customers in the Private and Personal Finances segments receive fully specialized care, management and counseling.

- 27 SME Centers, of which 21 were opened in 2003. These new centers form part of the Bank's strategy for SMEs.

- 39 Corporate Management Centers, staffed by 193 personnel who provide specialized assistance to the customers of this segment.

	12/31/2003	12/31/2002*	2003/2002 (%)
Branches	285	284	0.35
millions of euros			
Average funds	15,253.03	14,364.98	6.18
Average lending	17,706.16	15,294.32	15.77
Income before taxes	222.87	210.70	5.78
NSI (points)	77.47	77.95	(0.62)

(*) Change in cost accounting method compared to 2002.





AGENT NETWORK

In 2003 the Agent Network made significant advances in strengthening its business, giving rise to improvements in its balance sheet and income statement and also the ratios which indicate the quality of its management, thus guaranteeing the consolidation of its activity and confirming Bankinter's position as a benchmark institution in this product and service distribution model.

The Agent Network, which was set up to meet the demand for the growth of the Bank through association with professionals in the consultancy area, has been recording high levels of growth in its operations year after year, positioning it as the most important agent network of the financial system, both in terms of numbers of professionals - 990 at year-end- and in balance sheet and income statement figures.

In 2003 83 new agents joined the network and in the same year 96 agents resigned because the low level of activity involved did not make this activity profitable for them or for the Bank. This turnover conveniently makes way for increasingly better-qualified and more professional agents. With this in mind, the Agent Network strategy envisages the ongoing, selective addition of new agents who contribute to sales activities and profitable growth.

At 2003 year-end, the Network managed €1,389 million of customer funds, €794 million of equity security deposits and €985 million of loans, mainly housing mortgage loans to private customers who are the linchpin of its sales strategy.

The development of the sales activity both in the areas of customer funds, which increased 8.21%, and investment, which increased 7.34%, led to a 21.03% rise in commissions. As a result of these measures, combined with a reduction in operating costs, the year ended with a substantial 51.03% increase in efficiency, a 34.17% jump in income and a 5.17% increase in ROE.

Bankinter has sought to provide its agents with an appropriate technological platform, which we believe is fundamental for their development. Accordingly, since 1999 we have had an agent extranet, which makes available a large number of consulting and operating functionalities.

This platform is constantly evolving, and in 2003, thanks to the strengthening of the connecting link with ebankinter.com, it became a key tool for customer management and counseling, playing a fundamental role in the Bank's multichanneling strategy. The Bank has also included in the extranet all the statistical data available on customer behavior for use in day-to-day sales management.

	12/31/2003	12/31/2002*	2003/2002 (%)
Agents	990	1,003	(1.30)
millions of euros			
Average funds	1,389.70	1,284.30	8.21
Average lending	985.4	917.99	7.34
Income before taxes	9.98	7.44	34.17
NSI (points)	77.36	78.19	(1.06)

(*) Cambio de criterio en la contabilidad analítica referente al 2002.

VIRTUAL BANKING

The concept of Virtual Banking is based on an innovative concept of banking which was first pioneered in Spain by Bankinter. It is a model based on an alliance between the Bank and a corporate customer or professional association, which enables the Bank to offer its financial products and services to customers of this type by creating Virtual Branches. In this way companies can use their relationship with the Bank to offer financial services to their employees, partners, suppliers, customers and corporate groups.



Virtual Banking customers enjoy the benefit of a convenient and time-saving means of using the Bank's services and products without having to visit a physical office.

Virtual Banking customers of Individuals segment mainly use the Internet in their dealings with Bankinter. The percentage of transactions performed by ebankinter.com in December 2003 was 72.47%.

Numerous companies throughout Spain have reached collaboration agreements with Bankinter, including the major Spanish and multinational companies in areas as diverse as consultancy and advisory services, construction, pharmaceuticals, technology, electricity, tourism and professional associations.

Income before taxes in the individual banking segment (Individuals, Private and Personal Finances) increased by 37.06%. This was fundamentally due to the new approach adopted in 2003: more emphasis was placed on the individuals business line, backed by CRM tools and underpinned by the Bank's structures for catering for this customer segment, based on more personalized counseling and service.

	12/31/2003	**12/31/2002***	**2003/2002 (%)**
Branches	443	424	4.48
millions of euros			
Average funds	1,513.75	1,336.56	13.26
Average lending	1,164.98	1,046.57	11.31
Income before taxes	11.94	10.43	14.48
NSI (points)	79.22	79.75	(0.66)

(*) Cambio de criterio en la contabilidad analítica referente al 2002.

TELEPHONE NETWORK

The Telephone Network attracts customers who decide to begin their business relationship with Bankinter by telephone. The Network was created ten years ago and its customers have stayed with it for an average period of over seven years. These customers consume an average of 6.14 products.

Average lending grew by 12.69% in 2003, whereas average funds fell by 3.27%. Noteworthy, however, was the 12.41% improvement in average intermediation balances under this heading.

It should be noted that operating costs fell again, by 10.64%, which boosted pre-tax earnings by 31.44% and brought about an 8.01% increase in the efficiency ratio.

In 2003, as part of the Bank's strategy, it began to personalize the price per customer of various products and services in the Telephone Network: card charges, account fees, transfers and mortgages.

Also, in view of the characteristics of the Network, which has no physical branches for the marketing of products and services, this was a year in which particular emphasis was placed on benefiting from the maximum advantages afforded by the CRM when selecting both the channels and the customer groups with the highest potential for the purchase of a product or service. In this context, it should be noted that the Telephone Network has focused on marketing innovative, value-added products, such as Management Agreements, and on proactive and reactive operations arising from the entry into force of the new Mutual Funds Transfer Law.


RED

	12/31/2003	12/31/2002*	2003/2002 (%)
millions of euros			
Average funds	230.40	238.18	(3.27)
Average lending	180.66	160.32	12.69
Income before taxes	2.01	1.53	31.37
NSI (points)	75.62	78.03	(3.09)

(*) Change in cost accounting method compared to 2002.

INTERNET NETWORK



If 2002 was the first year in which the Internet Network recorded income before taxes, 2003 was the year in which this situation was consolidated, with earnings reaching €4.40 million.

At December 2003, these customers' average funds totaled €205.47 million, up 16.06% from 2002; equity security deposits, at €129.16 million, were up 40.63%; and lending, fundamentally housing mortgage loans, at €778.96 million, had increased 13.55%. In the lending area, the level of nonperforming loans was significant: 0.16%.

The increase in the sales activity was driven by our CRM tools which give us a closer insight into our customers' financial needs and thus enable us to generate personalized proposals for them through suitable channels of communication, usually on-line, since this is the most appropriate for Internet users.

In this respect, these customers are encouraged to make inquiries and perform transactions directly through the Internet, through its new functionalities and the fact that it offers all the products marketed by Bankinter. This strategy, together with the launch of our mobile-based financial services, and strict, ongoing control of expenses, have pushed down the Internet Network's operating costs by 16.04%.

The data used to measure its management efficiency also improved, the year ending with an efficiency ratio of 59.93% and a ROE of 12.66%.

The higher earnings recorded by the Internet Network as a whole were undoubtedly partly attributable to the decision taken by the Bank to personalize prices, without forgetting that this Network has focused on attracting and, of course, retaining the customers from which a better return is expected in terms of profitability.

	12/31/2003	12/312002*	2003/2002 (%)
millions of euros			
Average funds	205.47	177.04	16.06
Average lending	778.96	686.01	13.55
Income before taxes	4.40	0.94	368.09
NSI (points)	78.10	78.92	(0.82)

(*) Change in cost accounting method compared to 2002.

intellectual capital

:04

IN THE NEW KNOWLEDGE-DRIVEN ECONOMY, MARKED AS IT IS BY THE TECHNOLOGICAL REVOLUTION IN COMMUNICATIONS AND THE INCREASING SPEED OF CHANGE, THE VALUE OF A COMPANY INCREASINGLY DEPENDS ON ITS INTELLECTUAL CAPITAL



Intellectual capital

Bankinter's intellectual capital model has been tied to its strategy from the outset, and has developed with the purpose of providing more comprehensive information on Bankinter's salient intangible assets, at the same time progressing toward the standardization of all the information.

For Bankinter, the intellectual capital measurement model has two complementary sides to it: firstly, from an internal standpoint, it enables the Bank to develop management policies aimed at optimizing the contribution to the business made by strategic intangible assets. It also facilitates investments aimed at increasing the capabilities of employees and organizational systems and processes. Secondly, from an external standpoint, the objective is to offer shareholders, customers and society in general useful information on the current value of the company, and the foreseeable future thereof, based on the potential of the various intellectual capital items and the efforts that are being made to develop them.

The indexes showing the level of satisfaction with Bankinter's various services can be interpreted, in all senses, as intellectual capital indicators, in some cases as structural intellectual capital and in others relational. More information regarding these indexes can be found in the Quality, Channels and Networks chapters and in the Segments section of the Business chapter.

HUMAN CAPITAL

One of Bankinter's main objectives is to have a workforce capable of generating, structuring and sharing knowledge, as one of the main cornerstones of the creation of value. Accordingly, the People Management area has developed a series of policies aimed at enhancing the satisfaction, motivation and commitment of the employees taking part in this process and giving them unrestricted access to the knowledge resources they require to help them to fully develop their potential.

Bankinter's recruiting methods place particular emphasis on identifying trained professionals capable of rapidly adjusting to technological and market change; approximately 66% of employees are graduates.

The development of the Bank's professionals continues to be a key factor of people management. 99.10% of employees have received training; investment in training per person has increased; and the maximum return on the training investment has been guaranteed: the index showing the application of training to duties performed is 95.57%.

Compensation and recognition policies are tied to the attainment of objectives, to the levels of professional competence reached and to creativity and innovation, among other variables. In addition, a very high percentage of employees have become shareholders of the Bank, which shows further commitment to Bankinter's strategy.

Bankinter has a young, highly-trained, flexible workforce that is committed to the Bank's objectives and whose productivity per employee continues to grow.



HUMAN CAPITAL



INDICATOR	2003	2002	2001
Descriptive indicators			
Number of employees	3,111	3,019	2,974
Average age (years)	37.08	36.80	36.63
Experience			
Average length of service (years)	10.73	11.11	10.81
Average length of service (years) / 40 years (professional lifetime) (%)	26.82	27.75	27.03
Diversity			
Breakdown by gender			
Men (%)	55.48	55.81	55.99
Women (%)	44.52	44.19	44.01
Graduates (%)	66.51	63.66	63.18
Employees with advanced English skills (%)	41.85	39.45	39.30
Number of nationalities represented	10	10	12
Number of different qualifications	78	78	78
Ability and Development			
Employees who received training (%)	99.10	87.88	92
Average number of training hours per employee/350 (average post-graduate course load) (%)	12	11	15
Average number of training hours per employee	42.52	34.89	48.10
Average number of training hours per trained employee	42.90	39.70	52.48
Investment in training as a percentage of total payroll (%)	3	2	2
Investment in training per employee (€)	947	555	1,126
Investment in training per trained employee (€)	956	632	1,229
Employees with access to Virtual Classroom from their work post (%)	100	100	100
Training actions located in the Virtual Classroom (no.) / Total training actions (%)	9.62	27.03	17.67
Number of separate training actions	364	259	249
Average number of training actions per employee	5	5	4
Commitment and Motivation			
Employees participating in stock and convertible debenture ownership programs (%)	85.50	70.59	92
Satisfaction index (%) Biannual poll	62	N/A	67
Motivation index (%) Biannual poll	62.25	N/A	N/A
Participation in opinion poll (%) Biannual poll	76.2	N/A	76.5
Employees participating in Quality Projects and Actions/ total headcount (%)	23.75	21.66	14.79
Employees participating in Debate Sessions / total headcount (%)	57.63	70.62	69.04
Employees subject to variable compensation (%)	63.68	71.28	70.65
Employees who have received awards (%)	81.71	88.84	85.10
Recognition index (%)	21.47	N/A	N/A
Variable compensation / Total payroll (%)	21.66	22.45	31.86
Employees hired in the past year/ total staff	8.52	5.96	6.42
Percentage of employees who meet or exceed their targets (%)	83.43	29.31	62.27
Value Creation (in thousands of euros)			
Income before taxes/number of employees	68.72	61.68	56.45
Contribution to GDP per employee	150.90	121.61	106.81
Productivity (in thousands of euros)			
Customer funds per employee	5,688	5,148	5,101
Lending per employee	5,293	4,971	4,940

STRUCTURAL CAPITAL

One of the key factors for Bankinter is the development of appropriate cultural values to fulfill its strategy that can also be shared and taken on by the Organization itself. Flattening the hierarchy, transparency of communication and flexible ways or working are considered to be the basic aspects of this development.

Information technology plays a key supporting role in the knowledge management process due to the steady increase in the amount of information to be managed, the speed of the reply required and the need to send data to a large number of people. Mention must be made in this connection of the creation in 2003 of the new Intranet, which will become a key tool in the transformation of internal processes, and in the management of the knowledge flows through the Organization.



STRUCTURAL CAPITAL

INDICATOR	2003	2002	2001
Hierarchy Flattening and Transparency			
Number of people participating in the 360° evaluation	3,017	2,924	2,905
Average number of people evaluating each person under evaluation (requests sent/ total headcount evaluated)	9.81	9.33	9.00
Average number of people evaluating each member of the Bank's Management Committee (requests sent / members of the Management Committee)	56.88	36.88	83.00
Management information available to all employees (%)	94.00	93.35	93.00
Flexibility			
Internal job rotation (%)	27.71	17.65	23.61
Employees with the possibility of telecommuting (%)	86.40	61.71	63.18
Employees who have connected through the telecommuting service (%)	54.39	47	47.80
Number of connections made using the telecommuting service	116,889	124,199	141,495
Connection time to the telecommuting service per user (min.)	6,491	6,683	4,570
Employees who access the Internet daily from the Bank's platform (%)	74.51	94.23	93.38
Suggestions made by the employees that are implemented (per thousand)	29.73	4.14	N/A
Technology and Process Quality			
Employees with access to the Intranet / total staff (%)	100	100	100
Employees with access to e-mail / total staff (%)	100	100	100
MIPS at the center host / total staff	0.66	0.68	0.69
Daily electronic mail traffic (Daily average in a 7-day week)	175,423	116,193	N/A
Number of quality projects and actions performed	271	276	221
Number of quality projects and actions awarded prizes	10	18	5
Percentage of branches with Internet stations and telephones connected to the Telephone Banking platform	100	100	100



RELATIONAL CAPITAL

Customer service is a cornerstone of Bankinter's strategy. During the 1990s various channels to be used as alternatives to branches were created and nowadays these channels (Telephone Banking, Virtual Banking, the Agency network and the Internet) are an irreplaceable part of the Bankinter network. This multichannel strategy gives customers a different value proposal and, as can be observed in the published indicators, most transactions are performed using one of these channels. This constant concern to offer high-quality services is reflected in the Customer Satisfaction index.

RELATIONAL CAPITAL

INDICATOR	2003	2002	2001
Customer relations			
Number of branches and management and counseling centers	382	348	336
Number of Virtual Branches	443	424	394
Number of Bankinter Agents	990	1,003	1,230
Number of small business management centers	27	6	0
Number of company management centers	39	39	37
Number of Private Banking management and counseling centers	31	21	17
Employees per branch or management center	8.14	8.67	8.85
Staff directly involved in business activities (%)	72.13	70.10	71.7
New active customers per employee	11	12	N/A
Multichannel development			
Transactions through channels other than the branch network / total Bank transactions (%)	64.04	64.51	64
New customers attracted through channels other than the branch network / total new customers (%)	24.37	32.95	N/A
Telephone Banking			
Calls attended to by Telephone Banking / Staff	2,646	2,752	2,812
Consultations and matters reported to Telephone Banking handled by e-mail/ Telephone Banking Staff	322	314	368
Telephone Banking users / total customers (%)	43.95	57.34	54.43
Transactions performed through Telephone Banking / total Bank (%)	9.2	13	12
Calls handled by the automatic service (%)	48	45	84
Telephone Banking contacts per customer (Individual Banking, Private Banking and Personal Finance)	18.95	20.19	23.14
Virtual Banking			
Virtual Banking transactions through channels other than the branch network /Total Virtual Banking customer transactions (%)	99.61	99.39	99.53

INDICATOR	2003	2002	2001
Internet			
Internet users/ total customers (%)	33.14	37.87	37.88
Transactions performed through ebankinter.com/ total Bank (%)	47.51	43.52	42.76
Internet connections per active user	78.25	69	68.67
Equity securities activity performed through ebankinter Broker (%)	80.00	78.00	80.00
Relations with shareholders and investors			
Channels available to shareholders and investors	9	8	8
Number of publications aimed at shareholders and investors	37	35	35
Relations with society, image and brand			
Prizes or public recognition received by Bankinter	12	8	13
Positive valuations in information published about Bankinter in the media in the Bank's target market (%)	92.14	87.97	89.21



people and knowledge management :05

BANKINTER'S INTANGIBLE ASSETS ARE ITS BEST GUARANTEE FOR THE FUTURE, SINCE ANY COMPANY'S BUSINESS AND EARNINGS DEPEND, ABOVE ALL, ON ITS PEOPLE.



Profesional Development

2003 saw the consolidation of the new training policies, consisting of the gradual implementation of specialized training plans, with priority given to the courses required for the correct performance of the tasks carried out by Bankinter's professionals. Throughout the year, over 95% of the courses given related to the specific training plans of each area, giving rise to a substantial change in the Bank's training culture.



In 2003, training was adapted to the Bank's strategy, with special emphasis on employees in the SME and Private Banking areas.

Training in the SME area also contributed to the implementation of new training technologies such as the data conference, a system well fitted for accessing a geographically dispersed labor force. 1,130 employees attended data conference courses, the quality of the content of which was thus combined with the advantages of online training.

Also noteworthy is the cooperation agreement entered into by the EFPA (European Financial Planning Association) and Bankinter, a clear example of the Bank's commitment to obtain from an independent and prestigious institution a certificate guaranteeing that Bankinter private bank professionals are qualified to perform their counseling functions, as well as the organization of the first examination to obtain EFA (European Financial Advisor) certification in October 2003.

Additionally, the Bank's commitment to provide its labor force with occupational risk prevention training gave rise to two initiatives: the first, an agreement with the Spanish Heart Foundation, enabling it to provide ten in-person training sessions on cardiovascular risk prevention, which were attended by more than 200 employees; and the second, an online course for the entire labor force, by means of which the majority of employees learned the general risks relating to their job position and how to prevent them.

Through the aforementioned course, together with other online training opportunities, 3,018 employees accessed training through Bankinter's Virtual Classroom, an all-time record in the Bank's history and strong evidence of the incorporation of new technologies in the Institution's training strategy.

Finally, in the last quarter of 2003, an interesting initiative was undertaken which, through online courses, will provide the entire labor force with training in money laundering prevention, and which is additional evidence of the Bank's commitment with respect to this area.

Internal Communication

In recent years, as a result of its technological progress, the Internet has become central to the Bank's operations and the main channel for the transmission of knowledge and of the changes currently under way in the organization.

Noteworthy, within the Intranet, is the new "people's web". Due to the extensiveness, accessibility, transparency and quality of the information offered by this tool, in line with the main principles of Internal Communication, it is a reference point for all employees.

Opinion 2003

For Bankinter, the satisfaction and commitment of its employees are crucial for achieving business results. Accordingly, every two years, an Opinion Poll is carried out, which in a totally confidential manner enables all the employees composing the Group to freely express their degree of satisfaction with respect to the different opinion areas.

The labor force's participation in the study increases each year (76.20% in 2003), demonstrating their involvement with and commitment to the Bank. Noteworthy among the results of this year's study is the datum relating to the mode value of the satisfaction index, which was 7 out of 10.

Recognition

In 2003 we decided to promote the recognition culture at Bankinter. This initiative arose because we were convinced that one of the best ways of motivating employees is to recognize their contribution of value.

The first step was to conduct quarterly "recognition polls" in which a large group (approximately 90 employees per quarter) were individually responsible for selecting a person in their area who, according to their opinion, stood out due to the exceptional work they had done in recent months. As a result, recognition was given to 215 different employees based on the three polls conducted in 2003. This initiative was very successful, with participation levels of nearly 95% of those polled.

The overall objective is now to systemize and computerize all of the recognition actions carried out at Bankinter, in order to obtain an indicator enabling us to measure the evolution of the actions undertaken and their influence on other factors, such as the work environment. Ultimately, our goal is to make the recognition of employees who do their work exceptionally well a crucial part of the Bank's people management strategy.



Recognition 2003

business :06

BANKINTER'S EXCELLENT PERFORMANCE IN 2003 WAS UNDERPINNED BY THE POSITIVE TREND OF CUSTOMER BUSINESS, IN PARTICULAR INDIVIDUAL BANKING, WITH AN INCREASE OF 30.25% IN INCOME BEFORE TAXES. PARTICULARLY NOTEWORTHY WAS THE 17.53% INCREASE IN ON- AND OFF-BALANCE SHEET CUSTOMER FUNDS AND THE 9.73% INCREASE IN CREDIT FACILITIES AND LOANS. THE NONPERFORMING LOANS RATIO DECREASED TO 0.28%.



Economic environment in 2003

2003 saw the recovery of the U.S. economy, which grew by nearly 3%, fuelled by expansive tax and monetary policies. The main European economies were still suffering from the effects of the economic slowdown, with Germany, France, Italy and the Netherlands registering zero or negative growth for most of the year. However, in almost all cases the economy took a turn for the better in the second half of the year. Japan also experienced a significant recovery in the year, with growth of over 2%, due largely to its export trade.



Spain maintained fairly stable growth of around 2.3%. In addition, this growth was more balanced than in the previous year, with an increasing contribution from investment in capital goods, while private consumption remained firm with growth of around 3% on the back of the reduction in income tax and low interest rates. Both factors continued to underpin the construction industry in 2003. Inflation fell back considerably in Spain, reducing the differential with respect to the other euro countries from 1.2 to 0.6 percentage points.

INTEREST RATE MARKET

The central banks continued to cut interest rates in order to boost economic recovery and allay the fears of a deflationary spiral. The European Central Bank cut interest rates twice in the spring by a total of 0.75 points, to 2%. The U.S. Federal Reserve, which had taken more aggressive measures in the two prior years, cut rates just once by 0.25 points to 1%.

INTEREST RATES

	December 2003	December 2002
Spain		
Reference rate (ECB)	2.00%	2.75%
10-year bond	4.30%	4.30%
United States		
Reference rate	1.00%	1.25%
10-year bond	4.25%	3.80%



FOREIGN EXCHANGE MARKET

In 2003 the euro continued to strengthen against all currencies, in particular the dollar. It rose 20% against the dollar and 8% against the yen and the pound sterling.

The fall of the dollar in the foreign exchange markets became more pronounced after the G7 summit in September, falling 12% against the euro and slightly less against the yen and other Asian currencies. The Japanese Central Bank continued to intervene actively to prevent the appreciation of the yen against the dollar, but despite its efforts was forced to accept rising reference rates.

The steady weakening of the dollar reflects the worsening of the U.S. trade balance, which reached record levels in 2003 in both absolute terms and with respect to the size of the economy.

Conjecture as to the possible revaluation of the Chinese yuan (which currently has a fixed exchange rate against the dollar) raised speculations as to the U.S.A.'s capacity to tackle its serious trade imbalance, which is particularly acute in trade with China.

EURO/U.S. DOLLAR AND EURO/YEN IN 2003


1.25
1.20
1.15
1.10
Euro/U.S. Dollar
140
138
136
134
132
130
128
Euro/Yen
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.
€/$
€/Y



STOCK MARKET

Following three years of uninterrupted falls, world stock markets rallied from March onwards thanks to a combination of factors: the invasion of Iraq by allied troops, the economic recovery in the U.S.A. and Japan, low interest rates worldwide and undervalued share prices following heavy accumulated losses in prior years.

Generally speaking, the industries most favored by the recovery were those that had suffered most from stock market losses. The banking industry performed best in Europe, with an accumulated share appreciation of 31% in the year, followed by industrial goods (up 30.5%) technology (up 28.5%) and telecommunications (up 23.8%). The industries performing the weakest in the year included those the least dependent on the economic cycle: retail (up 3%), food (down 3%) and non-cyclical goods (down 6%), the last of which was affected by the crisis at the Dutch company Ahold. The oil industry (up 4.5%) was also one of the worst-performing in the year, possibly impacted by the weakness of the dollar and by fears, which did not materialize, of a sudden fall in the price of crude oil.

By country, the Spanish stock market (up 28%) was one of the best-performing in the year in Europe, after the German market (up 37%). Worldwide, the Nasdaq technological index rose by 50% and recovered some of the losses of the 2000-2002 period.

PERFORMANCE OF THE MAIN STOCK MARKETS IN 2003

	Index	Performance in 2003 (local currency)
Spain	Ibex 35	28.2%
United States	S&P 500	26.2%
United States	Nasdaq	50.0%
United Kingdom	FTSE 100	14.6%
Germany	DAX	37.1%
France	CAC 40	16.7%
Japan	Nikkei	24.5%



Market share



2003 saw Bankinter's continued commitment to profitable growth, which was reflected by the performance of its main business lines - both credit facilities and loans, with particular emphasis on mortgage loans and on SMEs, and customer deposits, particularly mutual funds.

Bankinter is a multichannel bank at which technology plays a vital role in the conduct of business and in commercial activity, and makes a key contribution to the development of the strategy of profitable growth. In this connection, the consolidation and growing use of relational capacities and Client Relationship Management (CRM) tools enable our value proposition, based on innovative and differentiated products and services tailored to each customer, to reach customers and to be increasingly clearly perceived by them.

MARKET SHARE (*)

(%)	2003	2002	2001	2000	1999
Income	2.53	2.39	2.48	1.97	3.47
Assets	3.30	3.46	3.32	3.15	2.78
Deposits plus debt securities	4.46	4.27	4.31	4.10	3.78
Mutual funds (**)	3.41	3.10	4.50	4.30	4.60
Credit facilities and loans	4.41	4.49	4.65	4.77	4.03

(*) AEB (Spanish Banking association) data. (**) Inverco data.

Customer funds and credit facilities and loans

As part of Bankinter's growth strategy and commitment to present and future profitability, 2003 was marked by the concentration on the business lines with most growth potential, with particular emphasis, in the area of credit facilities and loans, on mortgage loans, and in the area of customer funds on mutual funds and asset management in general.

The focus is always on business lines in which Bankinter's value proposition is differentiated most clearly and is offered to customers in the most efficient way, with especially tailored conditions (thanks to the technological support) and without any solvency or nonperforming loan problems. It is therefore a question of creating value for customers and shareholders consistently in time.

CUSTOMER FUNDS AND CREDIT FACILITIES AND LOANS EX-SECURITIZATION


20,000
15,000
10,000
5,000
Millions of euros
1999
2000
2001
2002
2003
CUSTOMER FUNDS
CREDIT FACILITIES AND LOANS EX-SECURITIZATION

CUSTOMER FUNDS

As of December 31, 2003, customer funds managed totaled €26,677.80 million, an increase of 17.53% with respect to 2002 year-end.

If we break this figure down into on- and off-balance-sheet funds, balance-sheet funds grew by 13.86% with respect to 2002, to €17,694.60 million.

In 2003, as a result of the new regulations on taxation of mutual funds, under which it is possible to switch funds without having to pay tax on the capital gains arising, together with the gradual improvement of the financial markets, mutual funds became once again a key player among savings products, to the detriment above all of bank deposits which had to some extent become a safe haven in previous years.

However, in 2003 Bankinter added new products to its deposit offering which provide attractive saving options to customers seeking security, while at the same time offering higher returns. These include Alternative Management Deposits or customized deposits, totaling €93,5 million, of which €39.3 million relate to new products.

In line with the trend in recent years, the growth of business with foreign customers is reflected not only in credit facilities and loans but also in the foreign customer funds managed, specifically time deposits, which grew by 175.41% to €2,935.5 million. Foreign customers are increasing at Spanish banks and there is a growing demand for financial products and services tailored to their needs. In view of the growth prospects in this segment, Bankinter has set up a special division to enable it to manage this burgeoning business line efficiently and thus offer these customers a personalized value proposition.

CUSTOMER FUNDS

				Variation 2003/2002	
thousands of euros	**12/31/2003**	**12/31/2002**	**12/31/2001**	**Amount**	**%**
Deposits	**12,787,021**	**12,257,660**	**12,587,644**	**529,361**	**4.32**
Government entities	327,239	386,815	335,351	(59,576)	(15.40)
Residents	12,099,293	11,454,668	11,804,198	644,625	5.63
Demand deposits	5,341,371	4,631,684	4,494,803	709,687	15.32
Savings deposits	110,290	111,004	125,599	(714)	(0.64)
Time deposits	2,222,693	3,048,509	3,321,394	(825,816)	(27.09)
Repos	4,424,939	3,663,471	3,862,402	761,468	20.79
Other accounts	-	-	-	-	-
Nonresidents	360,489	416,177	448,095	(55,688)	(13.38)
Bonds and notes	**4,907,576**	**3,282,785**	**2,583,962**	**1,624,791**	**49.49**
Total	**17,694,597**	**15,540,445**	**15,171,606**	**2,154,152**	**13.86**



OFF-BALANCE-SHEET MANAGED FUNDS

In 2003 there was considerable growth in off-balance-sheet managed funds, in particular mutual funds. Off-balance-sheet funds amounted to €8,938.2 million as of December 31, 2003, an increase of 25.51% with respect to 2002 year-end. Total mutual fund and pension fund assets amounted to €7,438.38 million, 27.73% more than in 2002, constituting the highest growth and the highest asset figure in Bankinter's history.

Mutual funds

The change in the regulations regarding taxation of mutual funds, the upturn in the financial markets and the emphasis placed in the banking industry as a whole on this savings product led to substantial growth in mutual fund assets in Spain in 2003 to €198 trillion, 16.02% up on 2002 year-end.

In 2003 Bankinter particularly promoted mutual funds, identifying the aforementioned factors as a growth opportunity. The success of this strategy can be seen in the 27.36% growth, to a total of €6,851.41 million, in mutual fund assets managed by Bankinter, well above the market average, placing Gesbankinter among the three fund managers with the highest growth in relative terms.

OFF-BALANCE-SHEET MANAGED FUNDS

				Variation 2003/2002	
thousands of euros	**12/31/2003**	**12/31/2002**	**12/31/2001**	**Amount**	**%**
Mutual funds	6,864,955	5,380,001	5,248,094	1,484,954	27.60
Pension funds	586,966	443,630	419,891	143,337	32.31
Corporate promissory notes	25,403	25,403	25,403	-	-
Government debt securities held to maturity	374,553	170,583	199,779	203,970	119.57
Treasury bills held to maturity	1,217	14,234	5,900	(13,017)	(91.45)
Other assets under management	1,130,110	1,123,691	1,206,275	6,419	0.57
Total	**8,983,204**	**7,157,542**	**7,198,088**	**1,825,663**	**25.51**

MUTUAL FUND MIX BY ASSET TYPE


4.03
3.69
15.74
54.82
13.91
7.81
Money market funds
Bond funds
Equity funds
Guaranteed funds
Balanced funds
Funds of funds

Insurance and pension funds

Previous years' sustained growth continued in the pensions and ordinary life insurance segments of Insurance and Pension Funds, through the subsidiaries Bankinter Seguros de Vida and Bankinter Gestión de Seguros. Growth in the savings insurance segment remained flat.

As for savings, unit-linked and single-premium insurance, Bankinter has not escaped the slowdown in the industry triggered by changes in tax regulations that have affected certain financial savings products and which indirectly harmed insurance products by making them less attractive from a tax standpoint than financial savings products. As a result, assets under management dropped by 4.54%.

In order to overcome this disadvantage, Bankinter Seguros de Vida continued to enhance products such us unit-linked insurance by applying the ValorPlus methodology to the portfolios under management. This gives customers advance information on the possible maximum loss of an investment together with the potential yield associated with that risk level, with a confidence level of 95%.



In the pensions segment assets under management totaled €586.9 million. The growth and future prospects of the equities market, combined with the application of the ValorPlus methodology to managed portfolios and the introduction of new types of products, enabled us to achieve a 32.31% increase in assets under management, one of the highest growth figures of recent years, and to improve our market share in individual pension plans from 1.50% in 2002 to 1.73%.

In risk products (including those of the life and accident insurance segments of Bankinter Seguros de Vida and those of the insurance broker, Bankinter Gestión de Seguros) the number of policies taken out amounted to 173,305. The growth figures for this business remained high: life and accident policies increased by 13.57% and policies with third-companies rose by 28.51%.

In short, the contribution of the Insurance and Pension Funds area continues to account for a significant share of the Group's business and results, and it is playing an increasingly important role in the business of the various distribution networks.

CREDIT FACILITIES AND LOANS

2003 saw substantial growth in Bankinter's lending activity, due mainly to the positive performance of mortgage lending the development of the SMEs business. As of December 31, 2003, credit facilities and loans amounted to €20,509.9 million, an increase of 14.92%, not including the effect of mortgage securitizations.

However, the most noteworthy aspect of the growth in Bankinter's lending activity is its quality, which is reflected by the high percentage of secured loans (specifically, mortgage loans), the fragmentation of the loans, their dispersion in geographical and industry terms, and the strict loan granting and risk control policies, as a result of all of which Bankinter has one of the lowest nonperforming loan ratios in the banking industry.

Mortgage lending, above all to individuals, but also increasingly to SMEs, continues to be the linchpin and engine of growth in the Bank's lending activity. In 2003 secured loans increased by 13.69% to €11,394 million, before deducting securitized assets.



New lending amounted to €3,788.09 million, representing 21.48% growth with respect to 2002. Bankinter's market share (INE data) of new mortgage lending transactions, I Octuber 2003, was 11.00% of the banks' share and 6.49% of the total for the industry, which is considerably higher than the market shares corresponding to Bankinter in terms of balance-sheet aggregates or distribution networks.

Also notable in 2003 is the growth in consumer credit through the extension and consolidation of the pre-authorized loans, a simple and direct form of financing readily available to customers through any channel.

As regards payment systems, 2003 saw an increase in the business both in terms of number of cards and billings, as well as in the use of card financing facilities.

Specifically, the number of cards issued increased by 4.86% to 483,303, bearing in mind that Bankinter continually manages the number of cards issued and cancels inactive cards to avoid incurring costs that are not offset by revenues. 2003 saw the launch of the Visa Platinium card and a new image was designed for the Electron, Clásica and Oro cards in addition to a specific image for Bankinter's private banking cards.

Billings for Bankinter's cards amounted to €2,327.49 million, 11.37% more than in 2002, in line with the growth in transactions (29.83, up 9.17%).



CREDIT FACILITIES AND LOANS

				Variation 2003/2002	
thousands of euros	**12/31/2003**	**12/31/2002**	**12/31/2001**	**Amount**	**%**
Lending to government entities	20,920	4,190	21,223	16,730	399.28
Lending to resident borrowers	16,362,382	14,794,971	14,294,615	1,567,411	10.59
Commercial loans	1,059,757	985,601	1,153,246	74,156	7.52
Secured loans	11,394,023	10,021,912	9,466,322	1,372,111	13.69
Secured loans ex-securitizations	15,356,249	12,861,938	10,756,473	2,494,311	19.39
Leasing	574,000	565,037	556,425	8,963	1.59
Other credit facilities	3,334,602	3,222,421	3,118,622	112,181	3.48
Lending to nonresident borrowers	368,049	384,338	511,848	(16,289)	(4.24)
Nonperforming loans (*)	61,948	61,812	54,343	136	0.22
Subtotal	**16,813,299**	**15,245,311**	**14,882,029**	**1,567,988**	**10.29**
Loan loss allowance	346,346	238,642	191,273	107,704	45.13
Total	**16,466,953**	**15,006,669**	**14,690,756**	**1,460,284**	**9.73**
Total ex-securitization	20,509,859	17,846,694	15,980,907	2,663,165	14.92

(*) Excluding off-balance-sheet risks



CREDIT RISK

Bankinter has always been renowned for the outstanding quality of its credit risk and its effective management of nonperforming loans, which were the reasons underpinning the highly positive trend in the nonperforming loan ratios in all the segments of its business in 2003.

Bankinter reduced the nonperforming loan ratio from 0.31% to 0.28%, one of the lowest ratios in the Spanish financial system and also at international level. The coverage of the loan loss allowance amounted to 612.22% and has comfortably exceeded the banking system's nonperforming loan coverage ratio for many years. In September the balance of the statistical allowance had reached the legally required minimum level, thereby complying with the requirements of the Bank of Spain's regulation almost one year in advance.

TREND IN BANKINTER'S AND THE BANKING SYSTEM'S NONPERFORMING LOANS COVERAGE RATIOS


600
500
400
300
200
100
% 0
612%
284%*
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03
Banks' nonperforming loan coverage ratio
Bankinter's nonperforming loan coverage ratio

Source: Bank of Spain and Bankinter *November 2003

TREND IN BANKINTER'S AND THE BANKING SYSTEM'S NONPERFORMING LOAN RATIO


9
8
7
6
5
4
3
2
1
% 0
0.83%*
0.28%
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03
Banks' nonperforming loan ratio
Bankinter's nonperforming loan ratio

Source: Bank of Spain and Bankinter *November 2003



In 2003 the nonperforming loan risk grew less than in the previous year, largely due to the new customer anticipation and alert systems and to the measures taken by all the Bank's directors and personnel in charge of risk, which made it possible to anticipate and resolve undesired situations. At the same time, recovery was enhanced through improved management of nonperforming loans based on efficient assignment of internal and external managers, and through the recovery methods used.

Personal mortgage loans as a percentage of the Bank's total credit risk increased by 3.38 percentage points in the year to 60.66%. Due to the economic situation and the sharp hike in prices in the real estate industry, a more restrictive policy was implemented with regard to coverage of the appraisal value of the mortgaged housing and the economic effort required in granting the loans. In Corporate Banking and SMEs, the credit risk portfolio is highly diversified by industry. Notable is the absence of risk exposure to emerging countries.

It should be noted that the data for the 2002 accounting close differ from those presented in the preceding year due to changes in the accounting method.

PROFILE OF THE MORTGAGE PORTFOLIO

	December 2003
Average loan	80.455 €
% of household income	29,6%
First residence	90%
Loan / appraised value	42,1%
Nonperforming loans	0,16%

SOURCE OF MORTGAGE LOANS

	2003
Subrogation from developers	6,8%
Direct sales	93,2%

NONPERFORMING LOANS AND ALLOWANCES


395.88
64.66
400
350
300
250
200
150
100
50
0
Millions of euros
1999
2000
2001
2002
2003
Allowances
Nonperforming loans

RECORDED ALLOWANCE/NONPERFORMING LOANS


612.22 %
650
600
550
500
450
400
350
300
250
200
Percentage
1999
2000
2001
2002
2003

BREAKDOWN OF CREDIT FACILITIES AND LOANS

% of total credit facilities and loans

thousands of euros	Up to €150	€151 to €600	€601 to €3,000	€3,001 to €6,000	Over €6,001	Total
Up to 3 months	1.90	1.86	2.22	0.78	13.76	**20.52**
3 to 12 months	3.64	3.31	3.38	1.25	2.37	**13.95**
12 to 36 months	1.76	0.51	0.39	0.07	0.17	**2.90**
Over 36 months	40.91	16.39	3.40	1.03	0.90	**62.63**
Total	**48.21**	**22.07**	**9.39**	**3.13**	**17.20**	**100.00**

ANALYSIS OF CREDIT RISK

thousands of euros	12/31/2003	12/31/2002	12/31/2001	Variation 2003/2002 Amount	Variation 2003/2002 %
Risk exposure	23,025,631	20,378,542	18,628,203	2,647,089	12.99
Total nonperforming balances	64,664	63,172	54,811	1,492	2.36
Total allowances	395,883	274,779	217,378	121,104	44.07
Mandatory allowances	395,883	272,779	212,946	123,104	45.13
Specific	35,441	32,778	30,814	2,663	8.12
General	360,442	240,001	182,132	120,441	50.18
Percentage figures					
Nonperforming loans/ total risk exposure ex-securitization (%)	0.28	0.31	0.29	(0.03)	(9.68)
Nonperforming loans/ total risk exposure	0.35	0.35	0.32	-	-
Nonperforming mortgage loans ratio ex-securitization (%)	0.16	0.19	0.23	(0.04)	(18.85)
Recorded allowance/ nonperfoming loans (%)	612.22	434.97	396.60	177.25	40.75
Recorded allowance/ Unsecured nonperforming loans (%)	520.73	388.23	392.87	132.50	34.13

BREAKDOWN OF NONPERFORMING LOANS BY TYPE OF GUARANTEE

thousands of euros	12/31/2003		12/31/2002		12/31/2001		Variation 2003/2002	
	Balance	%	Balance	%	Balance	%	Amount	%
Personal guarantee	40,069	61.97	37,948	60.07	29,423	53.68	2,121	5.59
Asset collateral	24,272	37.54	24,892	39.40	24,789	45.23	(620)	(2.49)
Cash collateral	323	0.50	332	0.53	599	1.09	(9)	(2.71)
Guaranteed by the public sector	-	-	-	-	-	-	-	-
Total nonperforming loans	**64,664**	**100.00**	**63,172**	**100.00**	**54,811**	**100.00**	**1,492**	**2.36**

VARIATIONS IN NONPERFORMING LOANS IN 2003

thousands of euros	2003	2002	2001	Variation 2003/2002 Amount	%
Beginning balance (January 1)	**63,172**	**54,811**	**48,136**	**8,361**	**15.25**
+ Additions	124,957	125,807	105,006	(850)	(0.68)
- Recoveries	110,671	106,912	85,115	3,759	3.52
- Write-offs	12,794	10,534	13,216	2,260	21.45
Ending balance (December 31)	**64,664**	**63,172**	**54,811**	**1,492**	**2.36**
Balance of foreclosed assets	**9,165**	**10,386**	**10,548**	**(1,221)**	**(11.76)**

New Risk Models.

INDIVIDUALS

2003 saw the development and construction of the New Risk Models, based on statistical systems, the aim of which is obtainment of the official approval required by the Basel II regulations.

Various different homogeneous investment categories have been defined and, since August, these methods have been applied to mortgage loans, which represent 60.66% of the Bank's lending to customers.

Obtainment of a rating for each transaction and the related risk of nonperformance enables this portfolio to be much more efficiently analyzed and managed. This new methodology significantly reduces the likelihood that the transactions will become nonperforming by maintaining similar authorization levels.

78.22% of the total amount of the mortgage loan portfolio relates to mortgages with a rating of 5 or more. According to our internal models, the portfolio as a whole bears an expected loss of 0.042% of the amount exposed. Both of these figures evidence the sound quality of the mortgage loan portfolio.

To date, we have been working on the basis of internal models which have not yet been officially approved by the Bank of Spain and, consequently, are subject to changes. Nevertheless, we expect that official approval will be given in the first half of 2004.

The calculations of expected losses and of capital consumption point to a significant improvement in the capital and loan loss allowances required and, in short, in business management. These improvements will be more evident when these systems are officially approved.

Since 2001, Bankinter has been using a statistical model which calculates the expected returns on customers who request mortgage loans. This model projects the returns arising from all the products and services which a customer can use based on his profile and excludes the returns obtained directly from the mortgage loan. The use of this model and the model which calculates expected losses enables Bankinter to determine the best price for each transaction.

Consequently, when the loan is approved, the risk premiums and optimal prices for each of the transactions requested are set; these values depend both on the risk premium and the returns expected for the customer.

BREAKDOWN OF THE MORTGAGE PORTFOLIO BY RATING


0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
%
14.38
16.12
14.50
1.67
31.10
8.03
13.58
0.16
0.01
9
8
7
6
5
4
3
2
1
Exposure (%) Balances drawn down and undrawn limits.
Expected loss estimated % of amount charged to bad debts written off (left axis %)

Rating where 9 is the best and 1 the worst.
December 2003.



CUMULATIVE BREAKDOWN OF THE MORTGAGE PORTFOLIO BY RATING


0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
%
14.38
30.95
45.45
47.12
78.22
86.25
99.83
99.99
100.00
0,042
9
8
7
6
5
4
3
2
1
Cumulative exposure (%) Balances drawn down and undrawn limits.
Expected cumulative loss estimated % of amount charged to bad debts written off (left axis %)

Rating where 9 is the best and 1 the worst.
December 2003.

PYMES

The work performed along the same lines for the legal entity segments is at a very advanced stage. Once it is completed, substantially all the Bank's lending to customers will be supported by leading-edge systems in line with Basel II regulations.

Bankinter currently uses an internal solvency or rating system for companies in the SME segment with billings of between €1 million and €5 million. In this model each rating signifies a default probability which increases as the rating deteriorates.

The chart shows the breakdown, by credit risk rating, of the SMEs with billings of between €1 million and €5 million.



SME RATING


40
35
30
25
20
15
10
5
% 0
38.22
20.27
12.13
11.16
4.58
4.77
4.49
3.85
0.54
9 8 7 6 5 4 3 2 1
Exposure (%) Balances drawn down and undrawn limits.

Rating where 9 is the best rating and 1 is the worst.

Since 1995 the Bank has had an automatic approval system for loans of less than €240 thousand. This system, which is based on statistical analysis, approves 69% of the transactions requested by the SME segment customers. The nonperforming loan ratio of these transactions is 0.23% and the ratio for the segment as a whole was 0.63% in December 2003.

CORPORATE BANKING

An internal rating system is used in the Corporate Banking segment which was introduced in April 1998 and covers 96% of the loan portfolio. A series of objective variables, which can be adjusted by the related Loan Committee based on its knowledge and experience with the customer, are taken into account in order to calculate the ratings. The ratings are reviewed annually and endorsed by the various Loan Committees.

BREAKDOWN OF CORPORATE BANKING LOANS BY RATING


30
25
20
15
10
5
% 0
5.8
21.9
27.7
21.3
12.6
6.5
2.6
1.1
0.4
0.2
10 9 8 7 6 5 4 3 2 1

Rating where 10 is the best rating and 1 is the worst.

Customer segments



Within the customer segment, Bankinter has made a strategic decision to concentrate on the SME business. In 2003, as part of this strategy, it opened 21 new SME offices, chiefly located in industrial parks. It also continued to focus on private banking, opening 8 new branches to bring the total to 31 at year-end.

Average funds increased by 6.85%, with particularly significant increases in the SME and Private Banking segments. Average investment grew by 15.01%, boosted by these two segments and also by the Individuals segment. Income from customer business was €245.78 million, 9.34% higher than the income obtained at December 2002.

This increase in income was underpinned by the increasing use of tools such as CRM, which assisted in growing and enhancing the Bank's commercial business. As a result, the efficiency ratio fell by 1.62 points to 48.85%.

Service quality continued to be high, with an NSI of 77.50. However, quality in the various segments was affected by the Bank's decision to start charging for certain services.

The method used in the presentation of the data as of December 31, 2002, differs from that used in the 2001 financial statements. This change came about because some customers were transferred to other segments in 2003, and because the Bank's cost accounting department updated and analyzed operating costs in order to improve the distribution of expenses.

CUSTOMER BUSINESS DATA

millions of euros	12/31/2003	12/31/2002	2003/2002 (%)
Average customer funds	18,593.38	17,401.52	6.85
Average credit facilities and loans	20,835.83	18,116.75	15.01
Income before taxes	245.78	224.78	9.34
Economic value added	194.19	182.40	6.45
Efficiency (%)	48,85	50.47	(1.62)
ROE (%)	21.10	21.36	(0.26)
NSI (points)	77.50	78.16	(0.84)



INDIVIDUALS

Average funds in this customer segment in December 2003 amounted to €7,300.5 million, representing growth of 2.58% in the year.

Mutual funds grew by 13.41%, largely due to the economic conditions of our fund offering and to our management capacity.

Average lending at 2002 year-end was €13,807 million, up 16.24% on 2002. As in previous years, this growth in lending was driven by mortgage lending, which accounted for 95.07% of total lending to this customer segment. In 2003 we arranged 27,764 mortgage loans, with a total volume of €3,238 million. The volume of operations increased by 19.32% with respect to 2002. As a result of this brisk business in mortgage lending our market share in the banking industry as a whole continues to be higher than would be expected based on the size of our branch network. In Octuber our market share in terms of transaction volume was 6.49% considering the total market (banks + savings banks) and 11.00% considering only banks, according to figures issued by the Spanish National Statistics Institute.

With regard to lending to household economies through credit cards and consumer financing, average balances grew by 13.85%.

The number of active customers as of December 2003 was 420,029, 1.96% higher than the previous year's figure, and cross-sales per customer were the equivalent of 5.60 products. We continue to place emphasis on our multichannel offering and on the capacity to relate to customers through CRM (Customer Relationship Management), enabling our products and services to be tailored to customers' real needs.

Income before taxes rose by 30.25% with respect to 2002.

millions of euros	12/31/2003	12/31/2002	2003/2002 (%)
Average customer funds	7,300.53	7,117.04	2.58
Average credit facilities and loans	13.807	11.878	16.24
Income before taxes	116.57	89.49	30.25
Economic value added	87.48	66.45	31.65
Efficiency (%)	54.94	61.03	(6.08)
ROE (%)	17.12	14.52	(2.60)
NSI (points)	77.73	78.27	(0.69)

banca privada bankinter





PRIVATE BANKING

The year saw the completion of the plan for the establishment of our Management and Counseling Centers with the opening of 8 new centers in addition to the 23 already in operation.

This investment drive took place despite the fact that the beginning of 2003 was overshadowed by uncertain expectations for the high net worth customer management and counseling business, which undoubtedly impacted the income statements for these businesses in the first half of the year.

Recruitment of personnel for the sales and management teams was tailored to the highly specific needs of this business, and a training plan for 102 persons was defined and completed. The training and skills of our teams received official recognition in October when most of the labor force obtained obtained EFA (European Financial Advisor) certification.

The number of customers grew by 14.19% to 27,880 at year-end. Despite the uncertainties dogging the market at the start of the year, we continued to focus on attracting customers and funds. Many of these customers, disillusioned by unfulfilled expectations of returns, availed themselves of our extensive and competitive range of money market funds, where our aggressive price policy became an interesting option, while they awaited better times.

As a result, funds controlled rose by 12.12%, with the most significant growth in the Intermediation business which increased by 24.48%. Expectations of a shift to assets offering higher value added to customers and, consequently, higher revenues for the Bank were confirmed over the year.

There was also a highly significant growth (36.36%) in lending, confirming that the integral banking model is highly valued by the upper end of the market since it is more consistent with the aim of ascertaining and meeting our customers' overall needs, over and above simply managing their liquidity.

In 2003, through skilled counseling and guidance of customers, we promoted our capacities as an intermediation platform in equity markets where the competitive edge provided by our multichannel offering, specifically the capacities derived from our ebankinter broker, is in line with the demand from increasingly numerous customer groups.

millions of euros	**12/31/2003**	**12/31/2002**	**2003/2002 (%)**
Average customer funds	3,825.03	3,239.41	18.08
Average credit facilities and loans	1,319.40	967.59	36.36
Income before taxes	32.13	31.93	0.61
Economic value added	29.17	29.81	(2.12)
Efficiency (%)	38.90	37.03	1.87
ROE (%)	48.18	60.28	(12.10)
NSI (points)	76.86	78.26	(1.79)



banca privada bankinter b

PERSONAL FINANCE

The Personal Finance segment, which specializes in counseling and management of high-income customers, used 2003 to consolidate the business strategy laid down by the Bank two years ago. This strategy, based on a multichannel offering and on counseling, has been reinforced by the 31 specialized centers that have opened since 2001.

Particularly notable in this business segment was the 14.78% increase in SIMCAV open-end investment companies, a vehicle aimed at high net worth customers, bringing the total number of SIMCAVs managed and administered to 132, which meant that Bankinter was ranked fifth according to INVERCO data.

Despite strong competition and the fall in interest rates in the year, this segment performed well in 2003. The basic margin increased by 2.24% thanks to the 3.60% increase in fees as a result of the increase in operations in Spain. However, fees relating to funds fell by 1.85% due to the switching of equity funds to fixed-income funds on which the fees are lower, due to market conditions.

In the customer survey conducted in 2003, the NSI for the Personal Finance segment was 81.38, the highest score for all the Bank's segments. This outstanding result is attributable to the high standards the Bank sets itself and its concern to continue offering customers top-level service quality.

Bankinter's strategy for the Personal Finance segment continues to be that of providing a comprehensive counseling service that caters for all its customers' net worth needs by incorporating numerous value added options. In this way the Bank's tax, net worth and real estate counseling services have contributed both to the attraction of new funds and new SIMCAVs and to building the loyalty of our customers. Lastly, in view of the importance of family businesses in this segment, we have developed a new corporate finance service.

millions of euros	12/31/2003	12/31/2002	2003/2002 (%)
Average customer funds	2,198.74	2,033.91	8.10
Average credit facilities and loans	415.45	404.63	2.67
Income before taxes	17.10	17.15	(0.29)
Economic value added	15.81	16.14	(2.05)
Efficiency (%)	26.61	25.73	0.88
ROE (%)	59.51	70.55	(11.04)
NSI (points)	81.38	72.93	11.59





CORPORATE BANKING

The Corporate Banking segment provides a specialized service to large and medium-sized companies and to the public sector. In 2003 the Bank continued to pursue the strategy, first implemented some years ago, of offering customers in this segment a range of mainly technology-based services that provide a response tailored to companies' day-to-day problems and needs, including the necessary financial support to undertake investment projects.

Our aim is to transfer to companies the cost savings and resulting efficiency improvements made possible by technological advances, both for the Bank and for customers. An example of this is the steady increase in use of our ebankinter companies Internet platform as the primary banking channel (76.49% of the total transactions were carried out using this channel compared with the 12.68% carried out in the traditional Branch Network).

The contribution of the Corporate Banking segment to the Bank's total business continues to be highly significant, accounting for 20.83% of income after taxes from customer business. However, the income obtained was lower than the previous year due to the higher loan loss allowances recorded and the repeated falls in interest rates during the year, which led to a drop in net interest revenue. This fall was not fully offset by the increase in fees or by the successful cost containment achieved in the year.

millions of euros	12/31/2003	12/31/2002	2003/2002 (%)
Average customer funds	3,376.71	3,295.97	2.45
Average credit facilities and loans	3,016.82	2,879.83	4.76
Income before taxes	51.57	57.47	(10.26)
Economic value added	40.10	46.71	(14.15)
Efficiency (%)	36.76	34.84	1.92
ROE (%)	21.14	23.48	(2.34
NSI (points)	78.45	79.14	(0.87)





SMES

2003 saw growth both in the number of active customers and in business volume, leading to significant increases in the balances managed.

Average total assets grew by 11.56%. The most noteworthy items were the financing of long- and medium-term investments, with an increase of 24.39%. This growth continues to be underpinned by the sound assessment of credit risk, which made it possible to reduce the nonperforming loan ratio in this segment to 0.63%.

The increase in operations is mainly managed through the most efficient channels. In 2003, 56.87% of the active customers carried out most of their transactions through the Internet, which was used to perform over 36 million transactions in the year. In December, 70.01% of total transactions were performed by the Internet.

Major investments were also undertaken. The sales force was increased and specialized centers were opened in business districts.

In October 2002 a new distribution network was set up to supplement the Branch Network in promoting the small businesses segment. In 2003 the number of these SME centers, which are located in high-potential areas, was increased from 6 at the beginning of the year to 27 at year-end. These centers have introduced innovative technological and administrative features that ensure a lighter structure and enhanced commercial efficiency.

In June a quality survey was conducted among the customers obtained by these centers. The score obtained for customer satisfaction with the service provided by the Bank was an NSI of 83.82.

millions of euros	12/31/2003	12/31/2002	2003/2002 (%)
Average customer funds	1,892.37	1,715.19	10.33
Average credit facilities and loans	2,276.88	1,986.46	14.62
Income before taxes	30.31	30.18	0.43
Economic value added	23.53	24.75	(4.90)
Efficiency (%)	53.22	51.54	1.68
ROE (%)	19.30	21.96	(2.66)
NSI (points)	76.43	76.95	(0.68)

Capital Markets and Treasury

FIXED-INCOME MARKET

The government bond and corporate bond markets were marked by two sharply contrasting phases. In the first half of the year the markets plumbed record lows while credit risk achieved maximum differentials with respect to government bonds, due both to geopolitical instability and the poor macroeconomic outlook. However, in the second half of the year the economic upturn in the U.S. and Japan, and to a lesser extent in Europe triggered a sharp rally in the returns on government bonds and a tightening of credit differentials.

In the corporate bond market the star segment in recent years has been telecommunications, which has become a safe haven. The automotive industry also performed well in the last few months since the rating agencies did not revise any of the major high-risk companies, despite the fact that no substantial ameliorations were performed as in other industries.

The market of asset securitizations, was stable throughout the year and offered a safe haven to counteract the high volatility of bonds in the year. The primary asset securitization market was very active.

Bankinter was present in all three markets – in the first as a government bond market maker, in the corporate bond market with a very active desk in the Eurobond market, and in the securitization market by issuing 1,600 million in the European institutional market, thereby maintaining its position as a major and frequent issuer of asset securitizations.





With regard to specific products, Bankinter continued to offer its model bond portfolio to institutional customers, who have high minimum investment requirements. The portfolio is based on a strategic distribution of assets in the major fixed-coupon bonds (government bonds, German and Spanish mortgage bonds (Pfandbrief and cédulas), agency and corporate bonds) that remain stable over time (annual reviews) and on a tactical distribution reviewed each month with adjustment of the terms and exposures to different individual risks. The cumulative annualized return on the portfolio at the end of December was 5.30%, with an average rating of AA1.

With regard to new markets and products, Bankinter continued to maintain an active presence in the new bonds tied to European inflation rates, both in the primary and secondary markets. As regards futures on interest rate swaps, we continued operations with a product that replicates the interbank market with the advantage of not consuming capital.

In 2003 Bankinter was once again a benchmark entity in the corporate promissory note market, both as an issuer and a placement agent.

EQUITY MARKET

Bankinter launched the first issues of own warrants, which offer the Bank's full guarantee of transparency, management and liquidity.

The new warrants issued by Bankinter have significant advantages which enable customers to benefit from the current situation in the markets: issues on the most heavily traded underlying assets; exercise prices in line with the market prices of the underlying assets; shorter maturity dates to take better advantage of investment opportunities; the most competitive prices in the market, thanks to the management and liquidity provided by Bankinter and, of course, the possibility of trading on-line using the ebankinter broker, which is the market leader in warrant transactions on the Madrid Stock Exchange.

BANKINTER'S LIQUIDITY AND FUNDING IN THE CAPITAL MARKETS

Thanks to the planning required for the management of the Bank's liquidity and capital, Bankinter has various financing programs and instruments in both the Spanish and international markets to obtain financing or to issue all types of securities at short term (promissory notes, Euro Commercial Paper) and long term (bonds, debentures and notes, mortgage bonds) in any form of debt (secured, senior, subordinated, etc.). These programs are proving very popular with both Spanish and foreign investors due to the soundness of the balance sheet, the transparency and quality of management and, in particular, the high ratings obtained from rating agencies.

There were recurring short-term issuances both under the Bankinter Promissory Note Program and the Euro Commercial Paper program. The average outstanding balance of these programs in 2003 amounted to €1,579.09 million and €1,874.20 million, respectively.

The high balance-sheet growth, particularly in mortgage bonds, was accompanied by major transactions aimed at ensuring financing and capital, thanks to which Bankinter was able to maintain its high growth rates.

The total amount of these transactions (other than short-term issuances under the Promissory Note and Euro Commercial Paper programs) exceeded €3,000 million.

Noteworthy were two subordinated debt issuances (€100 million), one senior debt issue (€500 million) and two securitizations, both of which were innovative:

1. Bankinter 6 FTA (€1,350 million): the first of Bankinter's transactions to include mortgage loans with an LTV>80%, designed to release higher amounts of capital.

2. Bankinter I FTPYME (€250 million): the first securitization of Bankinter's SME loan portfolio, the cost of which was considerably reduced thanks to the guarantee from the Spanish Treasury.

Bankinter has become a benchmark in the mortgage loan securitization market, not only in terms of the total volume issued (€5,577 million) but also in terms of the quality of the transactions and the frequency of the issues. This is evidenced by the diversity of the investors involved and the brisk trading of these securizations in secondary markets.

Securitization has therefore become a key management tool for Bankinter if it is to continue to grow in a profitable and efficient manner.

To this end, Bankinter will foreseeably continue to finance much of its growth through transactions of this kind, although we will continue to study new alternative means of optimizing the liquidity and the capital required by the Group.

Lastly, mention should be made of the enhancement of the capacity for fixed-income distribution within the Bankinter Group. With the support of the Analysis Department, intermediation and counseling are becoming a basic pillar of growth.

The liquidity situation in 2003, measured in terms of dependence on the interbank market and excluding transactions against assets, as of the last day of each month, was as follows:

DEPENDENCE ON INTERBANK MARKET


-800
-1,100
-1,400
-1,700
-2,000
-2,300
Millions of euros
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Risk control

INTRODUCTION

The Board of Directors, acting through the Audit and Regulatory Compliance Committee, the Audit Division and the Institutional Control Unit, guides and supervises the accounting policies and internal control systems and procedures, in relation to all the risks involved in the Bank's activity, and the prevention of money laundering pursuant to current legislation. The objective is to properly manage risk and optimize such management through the assets, liabilities and hedging instruments available to the Bank

For this purpose, the Board of Directors approves and periodically reviews the main credit risks and sets and updates the operating limits of Treasury and Capital Markets in application of the current Bank of Spain Circulars.

Bankinter places particular emphasis on the identification, measurement, control and monitoring of the following risks:

1. Credit risk
2. Interest rate risk
3. Market risk
4. Currency risk
5. Liquidity risk
6. Equity price risk
7. Derivatives risk
8. Operational risk

The audit and internal control systems also encompass other risks inherent in the Group's activity, such as legal, tax, fraud and technology risk.

The Asset-Liability Committee (ALCO), which is directly responsible for managing overall interest rate and liquidity risk, adopts the most appropriate investment and hedging strategies to mitigate the impact of interest rate fluctuations and determines the financing policies.

An internal project is in progress at the Bank to analyze the new developments of all kinds arising from the future regulation by the BIS (Bank for International Settlements) in different areas (market risk, credit risk, operational risk, etc.) and to optimize management of the Group's equity and liquidity.

Some of the aforementioned institutional risks are analyzed below, taking into account the Recommendation of the European Commission dated June 23, 2000, on the publication of information relating to financial and other instruments, which was adopted by the Bank of Spain and remitted to banks by the Spanish Banking Association in December 2001.



INTEREST RATE AND LIQUIDITY RISK MANAGEMENT

General policy of the Bank and balance sheet management

The purpose of Bankinter's policy on interest rate and liquidity risk control is to manage the impact of interest rate variations on the balance sheets and income statements of the Bank and of the consolidated Group.

The methodology used by the Bank is a model for the integral management, measurement and control of the Bank's asset and liability interest rate risk which is known as the gap model. It consists of an interest rate map which is based on certain working assumptions and defines the Bank's risk exposure to market variations in interest rates.

For this purpose, Bankinter's balance sheet is divided into various tranches structured by interest rate renewal period.

The situation of the interest rate map as of 2003 year-end was as follows:

thousands of euros	Assets	Liabilities	GAP
Up to 1 month	11,729,607,368.70	8,931,480,895.07	2,798,126,473.64
Up to 3 months	1,266,089,270.90	5,063,103,489.83	(3,797,014,218.93)
Up to 9 months	4,273,392,197.73	4,754,719,151.89	(481,326,954.16)
Up to 1.5 years	2,707,956,312.31	685,022,715.25	2,022,933,597.06
Up to 3 years	526,469,494.07	243,950,458.37	282,519,035.69
Up to 6 years	34,478,497.47	184,826,554.52	(150,348,057.05)
Over 6 years	2,883,510,312.00	3,784,494,897.96	(900,984,585.96)





A monthly interest-rate risk simulation of the balance sheet is performed to estimate the influence that interest rates may have on the spread, with a 12-month time horizon.

Bankinter's liquidity risk strategy involves the coordinated management of its balance sheet assets and liabilities and, specifically, of its interbank assets and liabilities.

The liquidity risk control tools used are the liquidity gap and the interbank market status report.

This information is obtained automatically every day and furnishes the projected cash inflows and outflows for a given period.

Treasury and Capital Markets Operations

In addition to providing overall interest rate and liquidity risk management services, the Treasury and Capital Markets Division operates in the markets to take advantage of the business opportunities that arise.

To carry out these functions, the Division uses all available financial instruments, including interest rate, exchange rate and equity derivatives.

The financial instruments traded must generally be sufficiently liquid and hedgeable.

For this purpose, the Board of Directors of Bankinter, S.A. has established limits and internal measurement procedures for the risk on each of the products and markets in which the Division trades. These limits are reviewed annually.

The limits set depend on the financial instrument being traded. Limits have been established for interest rate, currency and equity price risk, in addition to specific risk limits for trading in derivatives. These limits establish maximum exposures based on stop-loss or maximum loss rules, as well as using value-at-risk (VaR) methodology.

Specific limits have also been set for credit and counterparty risk, and the markets in which trading is authorized have been specified.

The method for setting limits in the Treasury and Capital Markets Division makes use of a delegation arrangement. The related information is available to the control committees in the internal databases maintained for this purpose.

MARKET RISK

VaR

Market risk is measured by value-at-risk (VaR) methodology, which quantifies the maximum potential loss that can arise from a given portfolio with a 95% confidence level and a one-day time horizon. VaR is calculated by the parametric model, which is based on the statistical assumption that changes in market prices follow a normal probability distribution.

The following table shows the VaR arising from fixed-income and equity securities and from exchange rates. The data refer to average VaR and VaR at 2003 year-end.

VaR

millions of euros	Average	Year-end
VaR – Fixed-income securities	10.68	6.33
VaR – Equities	2.31	1.11
VaR – Exchange rates	0.01	0.01
Total VaR	**13.01**	**7.46**

Stress Test

Stress test estimates quantify the maximum potential loss in portfolio value under extreme scenarios of change in the risk factors to which the portfolio is exposed. This measure supplements that of value at risk.

The following table shows the estimated data on average and 2003 year-end stress test:

Stress Test

millions of euros	Average	Year-end
Stress – Fixed-income securities	77.12	63.15
Stress – Equities	25.79	28.92
Stress – Exchange rates	0.73	0.51
Stress – Derivatives	0.52	0.53
Total Stress	**104.16**	**93.11**

The scenarios used are as follows:

a) Interest rate scenarios: for terms in the curve below three months, a variation of 200 basis points with respect to current rates; for terms from three months to two years, a variation of 125 basis points; for terms from two years to ten years, a variation of 75 basis points; and for terms above ten years, a variation of 50 basis points.

b) Equity scenarios: Stock market fall of 30%.

c) Exchange rate scenarios: Variations of the euro against the currencies of non-emerging countries of 5%.

d) Volatility scenarios: Rise in volatility of 60%.

CREDIT RISK

Acting under the authority delegated to it by the Board of Directors and without prejudice to the transactions referred to the Board for approval or information, the Loan Committee exercises all the functions involved in the general management of credit risk and supervises the powers granted to Risk Management and to the organizations, branches and other centers of the Bank. In this connection, it sets the risk policies of the Bank's various areas; fixes the limits on the powers delegated to subordinate bodies; approves the transactions not included in the foregoing category because of their amount; periodically controls and monitors risks and the related exposure, both to the most important customers and to the main sectors; and generally decides at the highest level everything relating to credit risk management, including the control and monitoring of past-due balances and nonperforming loan recovery.

Credit risk management is structured to address the various customer areas and segments and carries out loan approval, the subsequent loan control and monitoring, and any required collection of nonperforming loans. It is also responsible for developing and improving the various scorings, ratings and other computer applications used *in the area*

The following table shows the main credit risk exposure of the capital markets activity, grouped by product and for the various rating levels.





RISK BREAKDOWN BY RATING

Thousands of euros	AAA	AA	A	BBB	BB	Non-rated
Fixed-income securities	12,607,004.20	27,559,366.21	46,574.51	9,552.63	5,457.48	573.70
IRS > 1 year	284,518,900.00	844,384,214.32	262,389,975.68			4,254,845,480
Interest rate options (purchased)			30,050,605.22			2,400,885,87
Securities options (purchased)		96,550,574.00				

CREDIT RISK ON POSITIONS IN OTC DERIVATIVES
calculated by original risk method

	Face value	Adjusted face value
IRS	18,595,808	15,869
Total SWAPS	**18,595,808**	**15,869**
Securities and interest rate options purchased	180,940	11,571
Foreign currency options purchased	25,655	257
Total options purchased	**206,595**	**11,827**
Options written	1,220,329	525
Total options written	**1,220,329**	**525**
Unmatured foreign currency purchase and sale transactions	1,260,046	10,039
Total unmatured foreign currency purchase and sale transactions	**1,260,046**	**10,039**

ACTIVITY TABLES

Following are tables of the fixed-income positions, classified by issuer and maturity, and of the positions in OTC derivatives (IRS and interest rate, exchange rate and securities options), classified by maturity.

thousands of euros	Maturity	Maturity from 0-1 Years (In 2003)	Maturity from 1-5 Years (From 2004-2008)	Maturity from 5-10 Years (From 2009-2013)	Maturity Over 10 Years (From 2014-)
FIXED-INCOME SECURITIES					
	BOOK VALUE	-	27,487,783.77	1,303,748.20	11,436,996.76
	FAIR VALUE	-	27,709,865.32	1,226,064.48	11,440,498.25
GOVERNMENT DEBT SECURITIES					
	BOOK VALUE	273,584,581.17	206,995,507.69	1,421,180,486.44	25,159,681.25
	FAIR VALUE	273,905,053.27	206,575,201.24	1,483,851,399.25	25,162,864.00
REGIONAL GOVERMENTS AND OTHER GOVERMENT AGENCIES					
	BOOK VALUE	1,058,973.68	8,359,412.61	-	-
	FAIR VALUE	1,051,855.72	8,479,417.23	-	-

TRADING OTC DERIVATIVES

thousands of euros	Up to 1 Year	1-5 Years	5-10 Years	> 10 Years	Net Replacement Value
IIRS	96,885.31	511,858.13	339,016.99	-	(6,763.46)
CMS	4,832,784.00	85,000.00	-	-	(2,460.17)
Interest rate options	12,000.00	30,261.31	11,316.76	2,190.18	(20.37)
Subtotal OTC interest rates	**4,841,669.31**	**727,119.44**	**343,188.02**	**2,190.18**	**(9,244.01)**
Exchange rate options	51,816.17	-	-	-	52.68
Subtotal OTC exchange rates	**51,816.17**	**-**	**-**	**-**	**52.68**
Total derivatives	**4,893,485.47**	**727,119.44**	**343,188.02**	**2,190.18**	**(9,191.32)**

HEDGING OTC DERIVATIVES

thousands of euros	Up to 1 Year	1-5 Years	5-10 Years	> 10 Years
IRS	-	128,095.16	50,743.45	4,531,424.84
CMS	8,020,000.00	-	-	-
Subtotal OTC interest rates	8,020,000.00	128,095.16	50,743.45	4,531,424.84
Securities options	472,825.41	844,239.48	1,900.00	-
Subtotal OTC securities	472,825.41	844,239.48	1,900.00	-
Total derivatives	**8,492,825.41**	**972,334.64**	**52,643.45**	**4,531,424.84**

earnings :07

THE BANKINTER GROUP'S ATTRIBUTED NET INCOME WAS €133.04 MILLION, 20.59% MORE THAN IN 2002 AND THE BEST IN THE BANK'S HISTORY



Earnings



Average total assets increased by 10.04% compared with 2002 as a result of the Bank's significant lending activity, despite the mortgage securitizations that were performed in the year.

The Bankinter Group's income before taxes amounted to €213.80 million, up 14.82% on 2002. Consolidated net income was €148.78 million. This result is the best in the history of the Bank and is proof of the success of the Bank's strategy in recent years. The return on equity (ROE) increased from 14.73% in 2002 to 16.75% in 2003.

The Bank's net interest revenue increased by 5.86%, due mainly to the positive performance of the Bank's traditional business, basically in the Individual Banking segment. Gross operating income increased by 8.21% thanks to the strong performance of service fees and to the 48.82% increase in revenue from financial transactions after the fall in 2002. Fees increased by 9.98% compared with 2002 for two reasons: firstly, the 11.16% fall in fees paid as a result of the application of new interbank rates; and secondly, the 3.56% increase in fees collected, mainly as a result of the increase in collections and payments and the securities service.

General administrative expenses remained substantially unchanged, increasing by only 0.20%, a rate that is lower than might be expected in view of the inflation in the year. The reduction in personnel expenses offset the increase in "Other Administrative Expenses". This, together with the decrease in depreciation, amortization and write-downs of property and equipment and intangible assets, led net operating income to increase by 20.51% to €292.48 million.

Below net operating income, "Net Gains from Companies Accounted for by the Equity Method" increased by €6.12 million, due mainly to the excellent performance of Línea Directa Aseguradora S.A., a company that sells car and, more recently, motorcycle insurance by telephone and is 50% owned each by Bankinter and Direct Line. Mention must also be made of the contribution made by Bankinter Seguros de Vida.

In the third quarter of 2003 Bankinter sold its holding in Sogecable, generating a total gain of €61.3 million in the year. This gain was allocated to covering the full amount of the statistical credit loss allowance. This decision meant that at year-end the nonperforming loans coverage ratio was 612.22%.

COMPARATIVE STATEMENTS OF INCOME

Thousands of Euros	2003	2002	2001	Variation 2003/2002 Amount	%
Average total assets	**24,305,485**	**22,088,091**	**21,663,746**	**2,217,394**	**10.04**
Interest and similar revenues	886,273	983,326	1,104,202	-97,053	-9.87
Of which: Fixed-income securities	165,359	108,749	130,659	56,610	52.06
- Interest and similar expenses	484,565	595,525	737,574	-110,960	-18.63
+ Equities portfolio revenues	9,487	646	1,312	8,841	1,368.58
- Equity securities	4,050	561	603	3,489	621.93
- Investments in non-Group companies	437	85	708	352	414.12
- Investments in Group companies	5,000	-	1	5,000	-
= Net interest revenue	**411,195**	**388,447**	**367,940**	**22,748**	**5.86**
+ Net fees	152,420	139,857	128,110	12,563	8.98
Fees collected	198,195	191,382	182,939	6,813	3.56
Fees paid	45,775	51,525	54,829	-5,750	-11.16
Basic margin	**563,615**	**528,304**	**496,050**	**35,311**	**6.68**
+ Revenue from financial transactions	29,494	19,818	56,998	9,676	48.82
= Gross operating income	**593,109**	**548,122**	**553,048**	**44,987**	**8.21**
+ Other operating revenues	12,477	12,561	10,591	-84	-0.67
- General administrative expenses	291,378	290,791	304,622	587	0.2
Personnel expenses	159,906	166,888	168,715	-6,982	-4.18
Of which:					
Wages and salaries	113,434	109,730	116,009	3,704	3.38
Employee welfare expenses	27,619	27,449	26,445	170	0.62
Of which: Pension payments	2,532	3,052	2,910	-520	-17.04
Other administrative expenses	131,472	123,903	135,907	7,569	6.11
- Depreciation. amortization and write-downs of property and equipment and intangible assets	16,961	22,365	23,162	-5,404	-24.16
- Other operating expenses	4,766	4,824	6,822	-58	-1.2
= Net operating income	**292,481**	**242,703**	**229,033**	**49,778**	**20.51**
+/- Net gains on companies accounted for by the equity method	24,739	18,615	15,997	6,124	32.9
- Amortization of consolidation goodwill	2,628	2,640	1,958	-12	-0.45
+ Gains on Group transactions	75,539	14,567	5,255	60,972	418.56
- Losses on Group transactions	11,323	16,484	694	-5,161	-31.31
- Write-offs and provisions for loan losses	131,476	66,263	68,597	65,213	98.42
Of which: Statistical loan loss allowance	91,997	45,359	34,680	46,638	102.82
- Write-down of long-term investments	-251	1,853	6,159	-2,104	-113.55
- Provision to general risk allowance	-24	-24	-24	-	-
+ Extraordinary income	23,484	27,233	19,124	-3,749	-13.77
- Extraordinary charges	57,291	29,700	24,153	27,591	92.9
= Income before taxes	**213,800**	**186,202**	**167,872**	**27,598**	**14.82**
- Corporate income tax	65,018	61,603	53,667	3,415	5.54
- Other taxes	-	-	-	-	-
= Consolidated net income	**148,782**	**124,599**	**114,205**	**24,183**	**19.41**
- Income attributed to minority interests	15,740	14,270	15,840	1,470	10.3
= Income attributed to the Group	**133,042**	**110,329**	**98,365**	**22,713**	**20.59**

2003 QUARTERLY STATEMENTS OF INCOME

	2003				2002
Thousands of Euros	**December**	**September**	**June**	**March**	**December**
Interest and similar revenues	208,099	216,736	228,217	233,221	251,821
Of which:					
Fixed-income securities	38,075	40,227	43,609	43,448	29,332
- Interest and similar expenses	111,295	113,993	125,586	133,691	153,039
+ Equities portfolio revenues	735	1,287	6,297	1,168	20
= Net interest revenue	**97,539**	**104,030**	**108,928**	**100,698**	**98,802**
+ Net fees	41,589	38,847	37,789	34,195	37,657
= Basic margin	**139,128**	**142,877**	**146,717**	**134,893**	**136,459**
+ Revenue from financial transactions	13,007	8,466	5,224	2,797	710
= Gross operating income	**152,135**	**151,343**	**151,941**	**137,690**	**137,169**
- Operating expenses	82,346	73,390	72,779	62,863	85,770
a) Personnel expenses	42,297	40,759	39,825	37,025	49,940
b) Other general expenses	40,049	32,631	32,954	25,838	35,830
- Depreciation and amortization expense	3,900	3,985	4,316	4,760	5,476
+ Other operating revenues	3,304	1,303	1,515	1,589	3,052
= Net operating income	**69,193**	**75,271**	**76,361**	**71,656**	**48,975**
+/- Net gains (losses) on companies accounted for by the equity method	10,052	7,357	1,914	5,416	4,121
- Amortization of consolidation goodwill	374	692	903	659	659
+ Gains on Group transactions	600	58,860	4,369	387	(887)
- Write-offs and provisions for loan losses	13,200	76,699	23,986	17,591	17,831
Of which: Statistical loan loss allowance	1,967	67,002	11,425	11,603	11,228
- Write-downs of long-term investments	(4)	(2)	(530)	285	515
+/- Net extraordinary income	(7,081)	(13,337)	(9,945)	(3,420)	15,047
= Income before taxes	**59,194**	**50,762**	**48,340**	**55,504**	**48,251**
- Corporate income tax	20,651	10,645	15,550	18,172	16,010
- Other taxes	-	-	-	-	-
= Consolidated net income	**38,543**	**40,117**	**32,790**	**37,332**	**32,241**
- Income attributed to minority interests	4,054	3,838	3,967	3,881	3,155
= Income attributed to the Group	**34,489**	**36,279**	**28,823**	**33,451**	**29,086**





OPERATING PROFITABILITY

	2003	2002	2001
Average total assets	**100.00**	**100.00**	**100.00**
Interest and similar revenues	3.65	4.45	5.10
Of which: Fixed-income securities	0.68	0.49	0.00
- Interest and similar expenses	1.99	2.70	3.40
+ Equities portfolio revenues	0.04	0.00	0.01
- Equity securities	0.02	0.00	0.00
- Investments in non-Group companies	0.00	0.00	0.01
- Investments in Group companies	0.02	0.00	0.00
= Net interest revenue	**1.69**	**1.76**	**1.70**
+ Net fees	0.63	0.63	0.59
Fees collected	0.82	0.87	0.84
Fees paid	0.19	0.23	0.25
Basic margin	**2.32**	**2.39**	**2.29**
+ Revenue from financial transactions	0.12	0.09	0.26
= Gross operating income	**2.44**	**2.48**	**2.55**
+ Other operating revenues	0.05	0.06	0.05
- General administrative expenses	1.20	1.32	1.41
Personnel expenses	0.66	0.76	0.78
Of which: wages and salaries	0.47	0.50	0.54
Employee welfare expenses	0.11	0.12	0.12
Of which: Pension payments	0.01	0.01	0.01
Other administrative expenses	0.54	0.56	0.63
- Depreciation, amortization and write-downs of property and equipment and intangible assets	0.07	0.10	0.11
- Other operating expenses	0.02	0.02	0.03
= Net operating income	**1.20**	**1.10**	**1.06**
+/- Net gains on companies accounted for by the equity method	0.10	0.08	0.07
- Amortization of consolidation goodwill	0.01	0.01	0.01
+ Gains on Group transactions	0.31	0.07	0.02
- Losses on Group transactions	0.05	0.07	0.00
- Write-offs and provisions for loan losses	0.54	0.30	0.32
- Write-downs of long-term investments	0.00)	0.01	0.03
- Provision to general risk allowance	(0.00)	(0.00)	(0.00)
+ Extraordinary income	0.10	0.12	0.09
- Extraordinary charges	0.24	0.13	0.11
= Income before taxes	**0.88**	**0.84**	**0.77**
- Corporate income tax	0.27	0.28	0.25
- Other taxes	0.00	0.00	0.00
= Consolidated net income	**0.61**	**0.56**	**0.53**
- Income attributed to minority interests	0.06	0.06	0.07
= Income attributed to the Group	**0.55**	**0.50**	**0.45**



PROFITABILITY BY BUSINESS AREA

The growth in customer business was fundamental in 2003. Income from customer business amounted to €245.78 million, up 9.34% on 2002. This increased was driven by the Individual Banking segment, which increased its income after taxes by 34.95%. The income from customer business is the basis and the main cause of the growth in the Bankinter Group's income.

The income from treasury trading amounted to €23.08 million, up 11.34% on 2002, and contributed 11.65% to income before taxes. This income was generated by the improvement in the markets during the year. The "Other Businesses" caption includes, particularly, the gain obtained on the sale of Bankinter's holding in Sogecable. The "Corporate Center" caption, which includes all the expenses that cannot be allocated to any specific business area and the return on equity, amounted to €23,01 million.

PROFITABILITY BY BUSINESS AREA

	data in %		Thousands of Euros	
	2003	2002	2003	2002
Customer business	124.09	130.74	245.776	224.781
Treasury trading	11.65	12.06	23.078	20.728
Other businesses	34.87	3.78	69.064	6.494
Corporate center	11.62	9.45	23.010	16.251
Write-offs and provisions	(82.23)	(56.02)	(162.868)	(96.322)
Total	**100.00**	**100.00**	**198.060**	**171.932**

EVOLUTION OF THE CUSTOMER SPREAD


5.30
4.80
4.30
3.80
3.30
2.80
2.30
1.80
1.30
0.80
4.46%
3.58%
2.44%
1.86%
2.02%
1.72%
Percentage
Dec.02
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.03
Return on lending
Cost of customer funds
Customer spread

Annualized monthly rate

YIELDS AND COSTS

The table shows a breakdown of net interest revenue in the statement of income, taking into account the relative weight and rates of the assets and liabilities in the balance sheet.

The graph on the preceding page shows that the customer spread, calculated as the difference between the average return on lending and the average cost of customer funds, remained in line with reference rates.

YIELDS AND COSTS

	2003				2002			
Thousands of Euros	**Average Balance**	**Relative Weight (%)**	**Revenue or Expenses**	**Average Rate (%)**	**Average Balance**	**Relative Weight (%)**	**Revenue or Expenses**	**Average Rate (%)**
Assets								
Cash on hand and deposits at central banks	300,342	1.24	5,039	1.68	287,361	1.30	6,247	2.17
Government debt securities	3,606,106	14.84	134,577	3.73	1,670,187	7.56	81,168	4.86
Due from banks	2,344,910	9.65	96,684	4.12	2,980,238	13.49	156,313	5.24
Credit facilities and loans	15,940,194	65.58	619,191	3.88	15,354,274	69.51	712,017	4.64
Fixed-income securities	1,045,687	4.30	30,782	2.94	681,305	3.08	27,581	4.05
Equity securities	204,867	0.84	9,487	4.63	168,640	0.76	646	0.38
Average earning assets	**23,442,108**	**96.45**	**895,760**	**3.82**	**21,142,005**	**95.72**	**983,972**	**4.65**
Other assets	863,377	3.55			946,086	4.28		
Average total assets a)	**24,305,485**	**100.00**	**895,760**	**3.69**	**22,088,091**	**100.00**	**983,972**	**4.45**
Liabilities and capital								
Due to banks	4,730,201	19.46	156,810	3.32	3,547,807	16.06	164,801	4.65
Customer deposits	12,976,150	53.39	221,145	1.70	13,424,806	60.78	334,495	2.49
Bonds and notes	3,921,195	16.13	94,301	2.40	2,610,178	11.82	83,489	3.20
Subordinated debt	236,397	0.97	12,309	5.21	194,813	0.88	12,740	6.54
Average interest-bearing funds	**21,863,944**	**89.95**	**484,565**	**2.22**	**19,777,604**	**89.54**	**595,525**	**3.01**
Other liabilities	2,441,541	10.05			2,310,487	10.46		
Average total funds b)	**24,305,485**	**100.00**	**484,565**	**1.99**	**22,088,091**	**100.00**	**595,525**	**2.70**
Net interest margin a-b			**411,195**	**1.69**			**388,447**	**1.76**
Customer spread			**303,745**	**2.02**			**294,034**	**2.03**

ANALYSIS OF OPERATING COSTS

In line with the policy initiated in 2002, the Bank continued its cost containment drive. Consequently, total operating costs were €300.63 million, down 1.57% on 2002. Personnel expenses fell 4.18% to €159.91 million.

The wages and salaries account in the personnel expenses caption fell by 3.38%, which is in line with the 3.36% increase in the number of employees.

The accrued portion of the value of the options implicit in the Convertible Debenture issued for employees was recorded as personnel expenses, the balancing entry being a liability accrual account, until the debentures mature or are redeemed early. €6.38 million were recorded as personnel expenses in this connection in 2003.

The efficiency ratio, at 49.13%, continued on the trend towards improvement initiated in 2001 and was closer to the Bank's historical efficiency ratios.

EFFICIENCY RATIO



60
55
50
45
40
Percentage
1999
2000
2001
2002
2003





OPERATING COSTS

Percentage	2003	2002	2001	Variation 2003/2002 Amount	%
Personnel expenses	**53.19**	**54.65**	**52.07**	**(1.46)**	**(0.03)**
Wages and salaries	37.73	35.93	35.80	1.8	0.05
Social security costs	8.46	7.99	7.27	0.47	0.06
Other expenses	7.00	10.73	9.00	(3.73)	(0.35)
Other operating expenses	**46.81**	**45.35**	**47.93**	**1.46**	**0.03**
Other administrative expenses	43.73	40.56	41.94	3.17	0.08
Buildings, fixtures and other fixed assets	6.98	6.84	6.18	0.14	0.02
IT	10.77	9.92	12.96	0.85	0.09
Other expenses	25.98	23.80	22.80	2.18	0.09
Depreciation and amortization and write-downs of property and equipment and intangible assets	5.64	7.32	7.15	(1.68)	(0.23)
Other operating expenses	1.59	1.58	2.11	0.01	0.01
Other operating revenues	(4.15)	(4.11)	(3.27)	(0.04)	0.01
Total operating costs	**100.00**	**100.00**	**100.00**	**0.00**	**0.00**

OPERATING COSTS

Thousands of Euros	2003	2002	2001	Variation 2003/2002 Amount	%
Personnel expenses	**159,906**	**166,888**	**168,715**	**(6,982)**	**(4.18)**
Wages and salaries	113,434	109,730	116,009	3,704	3.38
Social security costs	25,437	24,398	23,538	1,039	4.26
Other expenses	21,035	32,760	29,168	(11,725)	(35.79)
Other operating expenses	**140,722**	**138,531**	**155,300**	**2,191**	**1.58**
Other administrative expenses	131,472	123,903	135,907	7,569	6.11
Buildings, fixtures and other fixed assets	20,992	20,897	20,036	95	0.45
IT	32,383	30,307	42,008	2,076	6.85
Other expenses	78,097	72,699	73,863	5,398	7.43
Depreciation and amortization and write-downs of property and equipment and intangible assets	16,961	22,365	23,162	(5,404)	(24.16)
Other operating expenses	4,766	4,824	6,822	(58)	(1.20)
Other operating revenues	(12,477)	(12,561)	(10,591)	84	(0.67)
Total operating costs	**300,628**	**305,419**	**324,015**	**(4,791)**	**(1.57)**

Bankinter's contribution to Gross Domestic Product

Bankinter's contribution to GDP in 2003 amounted to €469.46 million, a 27.86% increase on 2002. The contribution is made up as follows:

- Surplus retained at the Bank (depreciation and amortization, provisions and reserves): 44.65%
- Employee salaries: 30.59%
- *Remuneration of capital (dividends): 15.50%*
- Direct contribution to the State (corporate income tax): 9.26%

VALUE ADDED TO GDP

Thousands of Euros	2003	2002	2001	2003/2002 (%)
Employee salaries	**143,612**	**135,953**	**133,009**	**5.63**
Direct taxes	**43,476**	**36,874**	**25,679**	**17.90**
Corporate income tax	41,256	35,013	23,712	17.83
Other taxes	2,220	1,861	1,967	19.29
Dividend	**72,769**	**68,222**	**64,463**	**6.67**
Surplus retained at the Bank	**209,602**	**126,125**	**94,491**	**66.19**
Depreciation and amortization	15,313	18,655	19,604	(17.91)
Provision to reserves	46,777	27,917	39,910	67.56
Other provisions	147,512	79,553	34,977	85.43
TOTAL	**469,459**	**367,174**	**317,642**	**27.86**



shareholders' equity and bankinter shares:08

IN LINE WITH ITS OBJECTIVES, BANKINTER PURSUES A POLICY OF ONGOING OPTIMIZATION OF ITS EQUITY BASE AND OF GENERATION OF VALUE FOR THE SHAREHOLDER. THE CREATION OF LONG-TERM VALUE FOR SHAREHOLDERS IS THE BANK'S CHIEF STRATEGIC PRIORITY.



Shareholders' equity

Bankinter has a sound and efficient equity structure, and its top strategic priority is the creation of long-term value for shareholders. The aim of the Bank's equity management is maximum optimization, thereby achieving the right balance between leverage and solvency. Accordingly, in 2003 it continued to implement an active and flexible policy in the use of its equity in order to adapt the capital structure at all times to the Bank's business, legal requirements and the demands of the rating agencies. To this end, in view of the sustained growth of the Bank's lending activity, since 1999 Bankinter has launched mortgage securitization programs. Securitization, together with other forms of making assets available, provides a means of reducing consumption of equity and increasing liquidity in order to maintain the rate of growth of the lending activity by diversifying financing mechanisms, making more efficient use of the Bank's capital structure and maintaining optimum solvency ratios. In 2003 the Bank launched the Bankinter 6 mortgage securitization issue for a face value of €1,350 million. This was the first of Bankinter's transactions to include mortgage loans with an LTV of over 80% with the aim of releasing more equity. In addition, the Bank launched the "Bankinter Pymes" securitization issue for a face value of €250 million. This was Bankinter's first securitization of its loans to SMEs and it took advantage of the guarantee from the Spanish Treasury, which substantially reduced the cost of the issue.

Bankinter will foreseeably continue to use this mechanism in the future both for mortgage loans and other types of loan, without ruling out any new formula that may appear on the financial market if it enables the Group to manage its resources more efficiently and thereby maintain and finance its targeted growth.

The table on the following page shows Bankinter equity structure per Bank for International Settlements (BIS) rules. Computable equity, per BIS rules, amounted to €1,695.97 million, a notable feature being the increase in Tier 2 equity, due mainly to the increase in the general-purpose credit loss allowance recorded and to subordinated debt.



CUSHION PER BIS


600
550
500
450
400
Millions of euros
1999
2000
2001
2002
2003

The following table shows the equity structure per BIS rules.

SHAREHOLDERS' EQUITY

				Variation 2003/2002	
Thousands of euros	**31/12/03**	**31/12/02**	**31/12/01**	**Amount**	**%**
Paid-in capital and reserves	902.143	804.860	769.661	97.283	12,09
Minority interests	269.519	269.519	269.519	0	0,00
Revaluation reserve	(22.225)	(22.225)	(22.225)	0	0,00
Treasury stock	(11.965)	(15.116)	(15.091)	3.151	(20,85)
Intangible assets	(32.322)	(12.117)	(13.455)	(20.205)	166,75
Tier I capital	**1.105.150**	**1.024.921**	**988.409**	**80.229**	**7,83**
Revaluation reserve	22.225	22.225	22.225	0	0,00
General allowances	7.925	47.307	39.690	(39.382)	(83,25)
Subordinated debt	270.227	185.747	197.767	84.480	45,48
Recorded general loan loss allowance	290.445	205.679	164.002	84.766	41,21
Tier II capital	**590.822**	**460.958**	**423.684**	**129.864**	**28,17**
Total equity	**1.695.972**	**1.485.879**	**1.412.093**	**210.093**	**14,14**
Risk-weighted assets	13.803.997	12.742.299	12.034.770	1.061.698	8,33
Tier I capital (%)	8,01	8,04	8,21	(0,03)	(0,37)
Tier II capital (%)	4,28	3,62	3,52	0,66	18,23
BIS capital ratio (%)	12,29	11,66	11,73	0,63	5,40
Cushion	591.653	466.495	449.311	125.158	26,83



Bankinter shares

The most notable feature of 2003 was the total return obtained by shareholders in the year (41.34% taking into account the 37.87% appreciation of the Bank's shares and the dividend yield in the year of 2.87%).

Following several years in which Bankinter's shares and stock markets in general performed poorly, 2003 was marked by the rallying of the main indexes, with Bankinter's shares performing better than most.

The following graph compares the performance of Bankinter shares with the Ibex 35, the financial Ibex and the Euro Stoxx 50 indexes.

COMPARISON OF BANKINTER SHARE PERFORMANCE WITH THE MAIN INDEXES IN THE LAST FIVE YEARS


160
140
120
100
80
60
40
20
0
Base 100
1999
2000
2001
2002
2003
Euro Stoxx
Bankinter
Financial Ibex
Ibex 35



The salient per share data for Bankinter stock in 2003 are disclosed in the following tables.

PER SHARE DATA

euros	2003	2002	2001	2003/2002 (%)
Earnings per share	1.77	1.48	1.33	19.59
Cash flow per share	5.17	4.02	3.24	20.90
Book value per share	12.04	11.25	10.73	7.02
Price:				
Low	21.62	21.89	26.30	
High	33.25	36.43	45.10	
Closing	32.55	23.61	32.86	

(*) A new method was applied to calculate the underlying book value per share in 2001.



STOCK MARKET RATIOS

Times	2003	2002	2001
PER (Price/earnings)	18.35	15.99	24.79
PCF (Price/cash flow)	6.30	5.87	10.14
Price/book value	2.70	2.10	3.06
Dividend yield (%)	2.87	3.77	2.65

The year was marked by increases both in earnings per share and cash flow per share, with the continuance of the upward trend of recent years.

In 2003 the market continued to give the Bank a high market capitalization and PER (18.35), evidencing the confidence of the shareholders and the market as a whole in Bankinter's business strategy and future investments.

Earnings per share were €1.77 at 2003 year-end, an increase of 19.59% with respect to the previous year.

On January 15, 2004, the Board of Directors of Bankinter approved the 2003 financial statements and a total dividend with a charge to 2003 income of €72.77 million (€0.9679 per share), representing a dividend yield of 2.87%. The pay-out was 54.56%, which is in line with the Bank's traditional levels.

DIVIDEND

	(in euros)		(thousands of euros)	
Fecha	Dividend per share	Number of shares	Amount (1)	Date of Board approval
Jul. 03	0.2289	75,944,167	17,167	06,18,03
Oct. 03	0.2360	75,944,167	17,703	09,17,03
Jan. 04	0.2478	75,944,167	18,586	12,17,03
Apr. 04	0.2552	76,627,275	19,313	01,15,04
Total	**0.9679**		**72,769**	

(1) Pursuant to Article 79 of the Spanish Corporations Law, the treasury stock of Bankinter, S.A. was not taken into consideration.

VARIATIONS IN EARNINGS AND DIVIDEND PER SHARE


2.0
1.5
1.0
0.5
0.0
1.77
0.94
1999
2000
2001
2002
2003
EPS
DPS



PAY-OUT RATIO


75
70
65
60
55
50
45
54.56%
1999
2000
2001
2002
2003

CAPITAL STOCK AND TREASURY STOCK

At December 31, 2003 Bankinter, S.A.'s capital stock was made up of 75,944,167 fully subscribed and paid shares of €1.50 par value each, compared with 75,770,425 shares of €1.50 par value each in 2002.

All the shares are represented by book entries and traded on the Madrid and Barcelona stock markets and on the Spanish computerized trading system.

In 2003 capital was increased by 173,742 shares (€261 thousand), as a result of a voluntary conversion of the Fifth Convertible Debenture Issue.

Due to the difference between the face value of the debentures converted and the par value of the shares issued, in 2003 additional paid-in capital increased by €4.60. million, compared with €13.66 million in 2002.

Bankinter has 124,573 shareholders. The main features of the shareholder structure are as follows:

- Resident shareholders own 50,700,251 shares, representing 66.76% of capital stock.
- Non-resident shareholders own 25,243,916 shares, representing 33.24% of capital stock.
- The members of the Bank's Board of Directors hold, directly or indirectly, 12,348,206 shares, representing 16.26% of capital stock.
- Bankinter's employees hold 2.06% of the capital stock. This percentage is 2.9% if the shares held by the Chairman and the CEO are included.
- The detail of the shareholders owning more than 5% of the capital stock is as follows:

SHAREHOLDERS OWNING MORE THAN 5% OF THE CAPITAL STOCK

Name	Total Number of Shares	%	Direct Ownership	Indirect Ownership
Cartival,S.A. (1)	5,968,836	7.86	5,968,836	-
Casa Kishoo S.A. (2)	5,617,213	7.39	5,394,530	222,683
Elías Masaveu Alonso del Campo (3)	4,241,617	5.59	65,062	4,176,555

(1) Marcelino Botín-Sanz de Sautuola y Naveda, the representative of Cartival, S.A. on the Board, personally owns 18,700 Bankinter shares.
(2) Including the shares owned by the different companies and persons linked or related to Casa Kishoo S A. and its shareholders.
(3) Including the shares owned by the different companies and persons linked or related to Elías Masaveu Alonso del Campo.

DIRECTORS' HOLDINGS IN THE CAPITAL STOCK

Name	Total Number of Shares	%	Direct Ownership	Indirect Ownership
Cartival,S.A. (1)	5,968,836	7.86	5,968,836	-
Elías Masaveu Alonso del Campo (2)	4,241,617	5.59	65,062	4,176,555
Emilio Botín-Sanz de Sautuola y García de los Ríos	847,626	1.12	659,928	187,698
Juan Arena de la Mora	620,656	0.82	123,224	497,432
Pedro Guerrero Guerrero	350,529	0.46	350,528	1
José Ramón Arce Gómez	286,944	0.38	285,919	1,025
Jaime Echegoyen Enriquez de la Orden	19,346	0.03	18,352	994
Fabiola Arredondo de Vara	6,528	0.00	6,528	-
John de Zulueta Greenebaum	5,529	0.00	5,529	-
Alfonso Botín-Sanz de Sautuola y Naveda	595	0.00	595	-
Total directors	**12,348,206**	**16.26**	**7,484,501**	**4,863,705**

(1) Marcelino Botín-Sanz de Sautuola y Naveda, the representative of Cartival, S.A. on the Board, personally owns 18,700 Bankinter shares.
(2) Including the shares owned by the different companies and persons linked or related to Elías Masaveu Alonso del Campo.



SHARE OWNERSHIP STRUCTURE BY NUMBER OF SHARES

	Number of Shareholders	%	Number of Shares	%
1 to 100 shares	91,125	73.15	1,359,120	1.79
101 to 1,000 shares	28,333	22.74	9,259,909	12.19
1,001 to 10,000 shares	4,683	3.76	11,527,898	15.18
10,001 to 100,000 shares	371	0.30	9,690,362	12.76
Over 100,000 shares	61	0.05	44,106,878	58.08
Total	**124,573**	**100.00**	**75,944,167**	**100.00**

Types of Shareholders	Number of Shareholders	%	Number of Shares
Residents	124,363	66.76	50,700,251
Non-residents	210	33.24	25,243,916
Total	**124,573**	**100.00**	**75,944,167**



At the end of 2003 the Group had 1,010,816 shares of treasury stock, each with a par value of €1.50 (1,378,451 and 1,408,135 shares in 2002 and 2001, respectively).

In 2003 103,817 shares were purchased, and 471,452 shares were sold on the stock market. The gains obtained appear under the "Extraordinary Income" caption in the statement of income.

TREASURY STOCK AS A PERCENTAGE OF CAPITAL STOCK

%	2003	2002	2001	2000	1999
January	1.82	1.86	1.97	1.99	1.40
February	1.82	1.86	1.96	1.90	2.86
March	1.82	1.86	1.96	1.91	2.49
April	1.82	1.86	1.96	1.98	2.16
May	1.82	1.82	1.95	2.02	2.19
June	1.63	1.82	1.95	2.02	2.19
July	1.70	1.82	1.95	2.03	2.04
August	1.70	1.82	1.95	1.98	2.02
September	1.70	1.82	1.96	2.03	2.02
October	1.57	1.82	1.96	2.02	1.85
November	1.47	1.82	1.96	2.01	1.99
December	1.33	1.82	1.87	2.00	1.99

MARKET RETURN

Bankinter's share price rose by 37.87% to close the year at €32.55. This increase in value was well over the average of Ibex 35 stocks and was among the ten highest increases in the index.

Stock market capitalization amounted to €2,471.98 million.

In the last 20 years, the annualized accumulated average return was 30.98% (including dividends and par value repayments) and the capitalization value has multiplied approximately 50 times over that period.

VARIATION IN BANKINTER STOCK MARKET CAPITALIZATION


4,000
3,000
2,000
1,000
Millions of euros
89
92
95
98
01
03

The table below shows the market return on Bankinter shares over the last 10 years. The return on Bankinter shares is compared with the Madrid Stock Exchange general share price index. The pairs of figures at the intersection indicate the returns obtained by the market and by Bankinter shares, respectively

COMPOUND ANNUAL RATE (%)

YEAR SOLD

YEAR PURCHASED

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
1993	(3.3)	4.3	22.9	24.7	24.2	29.2	19.7	16.1	11.1	10.7
	(11.7)	(0.4)	11.3	18.3	21.9	21.0	15.4	12.4	7.8	9.6
1994		12.9	39.9	36.8	33.2	37.7	24.7	19.7	13.4	12.9
		12.3	24.9	30.4	32.1	28.8	20.7	16.4	10.5	12.3
1995			76.2	52.2	41.9	45.7	27.9	21.4	13.8	13.5
			39.0	40.6	39.4	33.2	22.4	17.1	10.3	12.3
1996				32.6	28.1	37.7	18.5	13.0	6.0	7.1
				42.2	39.7	31.3	18.6	13.1	6.1	8.9
1997					24.6	41.4	14.5	8.8	1.4	3.8
					37.2	26.3	11.7	6.8	0.0	4.2
1998						62.2	10.1	4.1	(3.9)	0.7
						16.2	0.7	(1.7)	(7.5)	(1.4)
1999							(25.7)	(16.9)	(19.6)	(10.2)
							(12.7)	(9.6)	(14.3)	(5.4)
2000								(7.3)	(16.9)	(3.7)
								(6.4)	(7.9)	(2.8)
2001									(30.9)	(0.5)
									(23.1)	(1.0)
2002										37.9
										27.4

Orange numbers: Bankinter shares
Black numbers: Madrid Stock Exchange general share price index



social action and the environment

:09

THE COMMITMENT TO SOCIAL ACTION UNDERTAKEN BY BANKINTER LAST YEAR WAS PUT INTO EFFECT IN 2003.



Corporate social responsibility

CORPORATE SOCIAL RESPONSIBILITY REPORT

Throughout the 20th century companies became increasingly important within the organization of society. This is why demands for Corporate Social Responsibility (CSR) from companies have risen in recent years. Being "socially responsible" means more than simply complying with legal obligations; it means making a commitment.

CSR is a complex concept which is difficult to define but which clearly comprises two aspects: on the one hand, the company's relationships with its stakeholders (customers, employees, shareholders, etc.) and, on the other, its social and environmental responsibility.

Based on this definition, Bankinter's relationship with its stakeholders has always been of strategic value and has underpinned our business. That is the reason why this information has traditionally been included in our annual report.

Due to the nature of the banking business, the environment is not such a key component of Bankinter's recently assumed commitment to social action as in other industries. Nevertheless, Bankinter has always been particularly sensitive to environmental matters. Accordingly, both concerns, social action and the environment, were included in the annual report for 2002.

For these reasons, Bankinter considers that our best Corporate Social Responsibility Report is our own annual report. This year the traditional chapters of the Bank's social action are grouped under the two aspects of CSR, the Bank's relationship with its principal stakeholders and its commitment to society and the environment.

Bankinter and its customers.
Bankinter considers that its responsibility to customers basically consists of offering them a quality, competitive and transparent service. The foundation of Bankinter's dealings with customers is a multi-channel service enhanced by technology. Proof of the positive steps taken by Bankinter in this direction is overall customer satisfaction with the Bank which is six points higher than market.

Bankinter and its employees.
Aspects which are promoted at Bankinter are as follows: training (99.10% of employees received training in 2003); internal communication with video-chats and forums, inter alia; transparency, work environment surveys and 360° evaluation systems; commitment and motivation – 85.50% of employees are included in a share and convertible debenture program and 63.68% receive variable remuneration; and flexibility – 86.42% of the headcount has access to telework.




ebankint

Bankinter and its shareholders.

The Bank's obligation to its shareholders is based on the creation of long-term value in a framework of transparency. The creation of value for shareholders is achieved through the efficient management of the business and of earnings, the performance of funds, investment and credit risk, appropriate cash management and finally, the maintenance of adequate solvency.

In order to enhance transparency, in 2003 Bankinter launched a new corporate web site, www.ebankinter.com/webcorporativa. The web site includes the new features required under the Transparency Law, such as shareholders' right to information through the web site, the Internal Rules of the Board of Directors and publication of the Corporate Governance Report, among many other contents, well ahead of the legal deadline.

Bankinter, Society and the Environment.
In 2003 Bankinter implemented several Social Action and Environmental initiatives, the detail of which is as follows:

SOCIAL ACTION

Objectives of social action

In 2002 Bankinter took the decision to dedicate business funds to socio-economic development projects for the disadvantaged.

With the implementation of its Social Action projects, Bankinter aims to generate value in society by, making its best capacities (innovation, knowledge, technology, business relations, channels, management tools, etc.) available to the most vulnerable members of society while at the same time creating value at the Bank itself.

It is still too early to quantify the value generated for the projects and for the Bank in its initial endeavors in social action, and undoubtedly generating value is the main challenge this new activity poses for the Bank.

Social Action agreements

To enable Bankinter to initiate its Social Action activities, it was considered essential to seek counseling from specialized and experienced bodies. To this end, in 2003 Bankinter entered into agreements with certain social foundations:

- Bankinter became a member of Fundación Empresa y Sociedad, through an agreement signed by Juan Arena, Bankinter's Chairman, and Felipe Oriol, the aforementioned Foundation's Chairman, on October 1, 2003. Fundación Empresa y Sociedad is an independent not-for-profit entity which was formed in 1995 to promote the social action of companies present in Spain. It is the Spanish entity which is acknowledged as the specialized interlocutor in the main international forums devoted to promoting social responsibility and action at companies. Fundación Empresa y Sociedad is promoted by businessmen and professionals, and welcomes companies committed to social action as new members.

- On October 7, 2003, Bankinter signed an agreement with Fundación Lealtad, an independent, not-for-profit institute, whose purpose is to promote individuals' and companies' trust in associations and foundations that fulfill the aims of social welfare or cooperation in development and humanitarian action. The Foundation pursues its aims through the publication and dissemination of a web site and through a printed guide to Non-governmental Organizations (NGOs) which voluntarily took part in the Foundation's analyses. These analyses, which are based on principles of transparency and readily comprehensible standardized good practices, are intended to serve as a guide to the many opportunities for collaboration in the sector.



• On November 11, 2003, an agreement was reached with Fundación Esplai to donate the fees from a mutual fund (described in detail later on in this chapter) to the Red Conecta project promoted by the aforementioned foundation.

• In 2003 an agreement was reached to buy the Bank's Christmas cards from the Jesuit-run NGO Fundación Entreculturas, which supports access to education for the disadvantaged as a means of social change, justice and the promotion of understanding between different cultures.

Competition for employees

In the first quarter of 2003 employees and agents were asked to contribute ideas for a competition to select the Bank's first social action projects.

Suggestions were requested for social action projects to which the Bank could contribute funds in order to improve aspects of its socio-economic environment such as health, education, professional training and employment, inter alia, for the benefit of disadvantaged groups. A condition was that, these projects would necessarily have to create value for Bankinter and provide a financial return.

103 individuals participated in the competition with 83 proposals that were analyzed by a panel comprising Bank employees and representatives of Fundación Empresa y Sociedad. The Bank's Management Committee finally decided to implement the two winning ideas of the competition:

• First project: to participate in the creation of companies by the disadvantaged or whose corporate purpose involves helping the disadvantaged.
• Second project: to create a socially committed mutual fund.

At 2003 year-end the first project was still at the analysis phase. The information on the second project is as follows:

Launch of Bankinter Solidaridad, FIM

On November 11, 2003, Bankinter launched the first initiative of its Social Action program: the marketing of a new securities mutual fund, "Bankinter Solidaridad, FIM".

The distinguishing feature of Bankinter Solidaridad FIM, which invests in short-term fixed-income assets maturing in under 18 months, is that all the fees received –set at 0.75%- will be earmarked for a Social Action project that aims to set up a center to facilitate the access to information technologies of certain-socially groups (mainly children and young people). This center will be located in an outlying district of Seville and will be part of the "Red Conecta" network.

This is the first mutual fund in Spain that as a token of solidarity donates all the fees it receives to a social cause.

The minimum contribution to this fund is €60 and unit holders can make regular contributions. The fund thus provides an easy and convenient way of saving while at the same time enabling participants to contribute with their investment to opening this new technological center.

Red Conecta, spearheaded by Fundación Esplai (an organization analyzed by Fundación Lealtad in the Guide to Transparency and Good Practices of NGOs), is an initiative aimed at institutions which facilitate the access of the most underprivileged social groups to information and communication technologies as a means of preventing and combating social exclusion. As of December 31, 2003, the Foundation, in association with local entities, was running 32 centers located throughout Spain.



The Foundation's initiatives are aimed mainly at young people aged from 16 to 25, women with difficulties in entering the employment market, the long-term unemployed and people with social inclusion problems.

Each year a typical Red Conecta center provides computer literacy courses (introduction to computers, word processing, use of spreadsheets, e-mail and surfing the Internet) for at least 200 users; graphic processing and web page editing courses for 80 users; and, also, gives over 4,000 hours of free access with expert guidance.

Units in the Bankinter Solidaridad FIM can be bought at any point in the branch network, agent network, ebankinter.com and through telephone banking.

Performance of Bankinter Solidaridad FIM

Bankinter Solidaridad FIM needs assets of €6 million in order to generate the fees to build and maintain the center in Seville for one year. Once this figure is exceeded, the remainder will be used to open new centers.

Between the launch of the fund on November 11 and year-end, various actions were undertaken to inform employees and customers about the characteristics of this socially-committed fund and the cause to which it donates its fees. As of December 31, 2003, the assets of Bankinter Solidaridad FIM amounted to €4.74 million and its unit holders numbered 552.

A good illustration of our employees' involvement in the new project is the fact that 92 of them had signed up for the fund at year-end and they account for 16.67% of total unit holders. Other data which also show employee *involvement and faith in the marketing of the product and the swift achievement of its goals is that at least one* customer has signed up for the fund at more than half of the bank's branches (167 branches); purchase orders have been received in all the commercial networks (the Internet, agent network, telephone banking and virtual banking); and the unit holders represent all the segments of the Bank's customers.

In January 2004 net assets amounted to €6 million. Bankinter decided to advance the fees required to open the first classroom.

THE ENVIRONMENT

On account of its line of business and size Bankinter is considered to be a company with a "medium" impact on the environment. In order to contribute to preserving the environment, Bankinter has laid down an environmental policy which serves as a benchmark for the Environmental Management System currently being implemented at the Bank.

ENVIRONMENTAL POLICY

As part of its ongoing commitment to fulfilling its obligations to society and protecting the environment, BANKINTER, S.A. bases its environmental policy on the following principles:

1. To go beyond simple compliance with current local, national and EU environmental legislation by systematically applying specific measures aimed at minimizing the environmental impact of the Bank's activities.

2. To establish the procedures required to define the lines of authority, responsibility and communication relating to activities that can be continuously improved with respect to the environment.

3. To encourage dialog with stakeholders (customers, suppliers, subcontractors and institutions) to make them aware of this environmental policy and to establish cooperative relationships with them.

4. To implement the processes required to ensure the ongoing improvement of the Environmental Management System and thus improve global environmental behavior.

5. To regularly revise the basic principles of the policy based on the Bank's actual situation and on continuous learning.

6. To apply the policy to all the activities of BANKINTER, S.A. that may have a direct impact on the environment.





On the basis of these principles, BANKINTER, S.A. will set annually revisable qualitative and quantitative targets for all matters that might cause the contamination and deterioration of the environment, in particular:

a) Use of paper; targets will be set for reducing the use of unrecycled paper and increasing the use of recycled paper, as well as for increasing the annual percentage of paper used that is recycled. We will continue to work on reducing the amount of paper sent to customers by encouraging the replacement of traditional bank statements by electronic consultations on our web page, and by sending more marketing and other information by e-mail as an alternative to traditional post.

b) Energy saving; targets will be set for reducing annual energy consumption by using the appropriate means and, possibly, using renewable energy sources (solar energy).

c) Reduction of water consumption using the systems required to achieve this objective.

d) Handling of urban solid waste; where possible, this waste (e.g. plastics, glass, etc) will be recycled and reused.

e) Toxic and hazardous waste; this type of waste will be handled by authorized waste managers and never disposed of in such a way as to damage the environment.

In accordance with the foregoing, BANKINTER, S.A. will establish an environmental management system in line with ISO 14001 recommendations to ensure that:

- The measures adopted will be preventive, ensuring we respect the environment and society without giving rise to undesirable situations.

- The required measures, control and corrective steps will be implemented in order to ascertain, prevent and mitigate the environmental impact of the Bank's activities.

At the same time, we have a commitment to provide information, in our Annual Report, as well as ongoing information in our Internet pages, to our collaborators, suppliers, customers, subcontractors, institutions, and society as a whole, on the performance and results of our environmental management efforts.

In additional to complying with current environmental legislation, Bankinter is currently implementing good practices in the reduction of paper use and in paper recycling, energy saving, lower water consumption and the treatment of potentially environmentally harmful waste.

PRIZES AND ACKNOWLEDGEMENTS



In November Bankinter won, jointly with Mapfre, the 2003 Inversión "Good Corporate Governance and Ethical and Social Commitment" Prize awarded for the first time by the financial magazine Inversión, in competition with over thirty Spanish companies. The aim of the prize was to reward the company whose efforts, practices and initiatives had done most to promote Good Corporate Governance and which had made the greatest commitment to ethical and social values.

An independent panel decided to reward Bankinter for its pioneering role in establishing significant measures for compliance with the Ethical Code for Corporate Boards of Directors and standards and initiatives for improving the transparency and security of financial markets and listed companies, in accordance with the latest guidelines and recommendations issued by the Spanish National Securities Market Commission.

For the second consecutive year, Bankinter was included in the Value Reporting report (prepared by PricewaterhouseCoopers) as one of the companies that best inform their shareholders, and was singled out as an international example of transparency. The report included 68 firms worldwide, 4 of which were Spanish.

Whereas in the previous year the Report highlighted Bankinter's commitment to create value through its workforce, the distinguishing feature in 2003 was the Bank's customer management model, which evidences its endeavor to offer quality and service. In this regard, PwC placed particular emphasis on the establishment by Bankinter of customer service quality indicators, on the comparative analyses of Bankinter's level of customer satisfaction and that of other Spanish banks, and on the fact that one of the Company's priorities is the identification and correction of errors in the shortest possible time.

Lastly, in 2003, once again, Bankinter was one of the few Spanish companies to be included in the prestigious FTSE4Good Europe Index. This index measures social responsibility and is based on internationally accepted codes of conduct and on an analysis of companies which assesses the efforts devoted to environmental and social issues, to relationships with stakeholders (groups with which the company has a relationship) and, of course, respect for human rights.

FUNDACIÓN DE LA INNOVACIÓN

In order to promote technological culture and innovative attitudes, in 2003 Bankinter created "Fundación de la Innovación", a project which aims to increase social awareness of technology and to further consolidate technological innovation as a cultural value and as a standard of business conduct.

The Foundation's main objective is to encourage the creation of business opportunities based on the emerging technologies, with a view to consolidating innovation in the Spanish business world. Thus, Bankinter has strengthened its commitment both to society and to the cornerstones of its strategy.

Therefore, the first project embarked upon by the Foundation was the creation of the "Future Trends Forum" (FTF): http://www.ftforum.org/. The aims pursued by this Forum, which comprises leading international scientists and intellectuals, are to detect (socioeconomic and technological) trends, to analyze the possible impacts thereof and to inform enterprises of the findings of this research work, with a view to influencing their attitude to technological innovation.

BANKINTER S.A.
2003 CORPORATE GOVERNANCE REPORT

Approved by the Board of Directors of Bankinter, S.A.

TABLE OF CONTENTS

I. BANKINTER CORPORATE GOVERNANCE.

Bankinter S.A. is a public corporation whose stock trades on the Spanish stock exchange. It is registered in the Madrid Business Register and the Spanish Register of Banks. Its headquarters are located at Paseo de la Castellana number 29, Madrid - 28046, Spain. Its fiscal identification number is A-28157360.

The organization of Bankinter's internal administration is inspired by the principle of corporate governance set forth in the specialized reports that have been published on different markets, particularly the standards container in the reports published by the Spanish committees set up for this purpose in 1998 (the "Olivencia" report) and 2003 (the "Aldama" report), as well as the following laws:

- Financial System Reform Act 44/2002 of 22 November inasmuch as the Audit Committee is concerned.

- Law 26/2003 of 17 July which attended the Securities Market Act (Ley del Mercado de Valores—LMV" and the Public Corporations Act (Ley de Sociedades Anónimas - LSA" to reinforce the transparency of traded public corporations and

- Law 62/2003 of 30 December on Fiscal, Administrative and Business Measures which reworded the text of the eighteenth additional provision of the Public Corporations Act on the Audit Committee.

Since 1999, the Bankinter Group's Annual Report has included a chapter on corporate governance indicating the level of compliance with the corporate governance recommendations and detailed information on the Board of Directors.

The Annual Report for fiscal year 2002, approved by the General Meeting of Shareholders held on 18 March 2003 included the first Corporate Governance Report.

In fiscal year 2002, Bankinter introduced important measures such as the following: approval of the Board of Directors Regulations, reinforcement of the authority of the Audit and Regulatory Compliance Committee, formation of the Regulatory Compliance Unit, approval of a new Professional Code of Ethics and approval of the new Internal Code of Conduct for the Stock Market.

At the General Meeting of Shareholders of Bankinter held on 18 March, numerous amendments to the company's Bylaws were approved, all intended to eliminate the restrictions on shareholders' rights contained in the Bylaws. The amendments affected articles 9, 10, 15, 21, 23, 26, 28, 29, 30, 31, 32 and 43 of the Bylaws; article 40 was eliminated and articles 41, 42 and 43 were renamed. The new text of the Bylaws was approved by the Board of Directors at its meeting on 14 May 2003 and notarized by the notary public of Madrid Agustín Sánchez Jara that same day, under number 1,637 of his protocol, and registered in the Business Register on 21 May 2003.

Also in 2003, the General Meeting approved, as part of its Annual Report, a Corporate Governance Report – the first report adapted to the "Aldama Report" issued by a Spanish publicly traded corporation. One month before the date of the General Meeting, the full text of the proposed resolutions to be put to vote at the General Meeting was made available to all shareholders, another first in Spain. The Bank has allowed shareholders to delegate their voting rights at the General Meetings electronically since 2001.

On 18 June 2003, the Board of Directors approved a new version of the Board of Directors Regulations – in replacement of the ones approved on 23 October 2002 – fully adapted to the Transparency Bill, although Law 26/2003 has not required any subsequent reform. On 30 July 2003, the new internal rules of conduct with regard to the stock market were submitted to the CNMV. In connection with these rules, the Bank undertook to keep them updated and to ensure that they are known, understood and accepted by all members of the organization to whom they apply. The new code of conduct is fully adapted to the Financial System Reform Act (Law 44/2002 of 22 November).

Also on 30 July 2003, the new Board of Directors Regulations were submitted to the CNMV. Title II of the Rules contain the rules of stock market conduct applicable to the Bank's directors. It was the first set of Board of Directors Regulations by a Spanish public corporation adapted to the Transparency Act and submitted to the CNMV as such.

Bankinter's corporate website Bankinter (www.ebankinter.com/webcorporativa) became operational on 22 September 2003. Once again, the Bank was the first Spanish publicly traded corporation to adapt to the Transparency Act as soon as it was enacted. The corporate website organizes the Bank's social, institutional and financial information. The corporate website, whose contents are openly available to the public for consultation in both Spanish and English, is broken down into the following sections: "About Bankinter", with general information on the company; "Corporate Governance", with documents relative to the governance and administrtation of Bankinter and the operations of the Board of Directors and its Committees; "Investor Relations", which offers financial information and Bank results; "Corporate Social Responsibility", a section devoted to the Bank's social actions and environmental policy; "Professional Ethics", with the internal codes of a conduct; an area designed specifically for the media called "Press Department" and finally a section for requesting information from the Bank.

Also in 2003, Bankinter subscribed to the "Procedural Guide for Transmitting Information to Investors on Marketing of Investment Products" drafted and distributed by the CNMV and approved the "Customer Information Guide for Investment Products" which was also presented to the CNMV.

The Board of Directors has agreed to submit to the 2004 General Meeting of Shareholders for its approval the specific General Meeting Rules adapted to the Transparency Act, pursuant to Article 113 LMV introduce in that Act, and three amendments to the Bylaws directly related to the Rules:

- Partial amendment of article 21 of the Bylaws. The purpose of the amendment is to include a specific reference to the General Meeting Rules by mentioning the order and development of the Meeting, the shareholders' right to information under article 112 LSA and article 117 LMV, the first modified and the second introduced by Law 26/2003 and to adapt the reference the General Meeting Rules to the contents of the new article 113 LMV introduced by the Act.

- Partial amendment of article 25 of the Bylaws, to make the reference to the Board of Directors Regulations comply with the provisions of the new article 115 LMV introduced by the Act.

- Partial amendment of article 42 of the Bylaws relative to electronic communications and other forms of distance communications between the shareholders and the company. Bankinter was one of the first publicly traded companies in Europe to introduce into its Bylaw – by means of the statutory reform approved by the General Meeting held on 14 March 2001 – the ability of shareholders to delegate their votes electronically. The aim of the proposed new wording is to include a specific reference to the General Meeting Rules and the powers of the Board of Directors, within the established limitations.

In addition, the General Meeting will be informed of the contents of the Board of Directors Regulations, as provided for in article 115 LMV, drafted by Law 26/2003. The Company does not believer there is a need for specific internal regulations for the Board of Directors' Committees, specifically the Audit and Regulatory Compliance Committee and the Appointments and Remuneration Committee. Since both committees are regulated in detail in the Board of Directors Regulations (Title VI), an additional regulation would be repetitive and unnecessary.

Bankinter's reputation on the market as a model of transparent and effective corporate management was recognized in 2003 in the form of different awards. In November 2003, the Bank received "Inversión" magazine's award for "good corporate governance and ethical and social commitment" granted by an independent panel of judges boasting well known personalities and corporate governance experts, including Manuel Olivencia and Enrique Aldama. For the second year in a row, the Bank was chosen by

PriceWaterhouseCoopers in its international "Value Reporting" as one of the companies that best informs its shareholders and whose customer management model offers the highest quality of service.

Bankinter's Annual Report is considered, year after year, as one of the most highly praised of all the publicly traded companies included in the Ibex-35 index.

The Corporate Governance Report for 2003 approved by the Board of Directors complies with the provisions of new article of the Stock Market Act 26/2003 of 17 July and the Ministerial Order (ORDEN/ECO/3722/2003) of 26 December 2003 on annual corporate governance reports and other information instruments for publicly traded corporations and other entities.

The publication of this report is considered a relevant event and, as such, is made available to shareholders on the corporate website: www.ebankinter.com.

The Ministerial Order of 26 December 2003 charged the CNMV with defining the contents and structure of the annual corporate governance reports of publicly traded companies and for establishing the model to be used by such publicly traded companies to publicize their reports. The CNMV has published on its website, www.cnmv.es, a draft of a circular on the subject which. As of the date of the approval and publication of this Report, the Circular had not been officially drafted or approved. However, in drafting this report we have taken into account not only the contents of article 116 LMV and the Ministerial Order of 26 December 2003, but also the contents of the Circular. If any changes must be made to the structure or contents of the report once the Circular is approved, the company will do so. However, the contents of this report are much broader than those set forth in the draft of the CNMV's circular.

The information provided in this report is understood to be accurate as of 31 December 2003, unless otherwise indicated, and will be updated whenever there is a relevant change or in the event of the passage of a provision that requires the introduction of new contents. Bankinter views corporate governance as a dynamic system of good administrative rules and practices, which will be updated periodically on the corporate website.

The most noteworthy features of Bankinter's Corporate Governance are as follows:

- The fact that the aim of Corporate Governance is linked to maximizing the creation of value in the long term for shareholders, the company, employees, clients and for society as a whole, an aim that is contained in the Board of Directors' Rules as one of the general functions of the Bank's governing bodies.

- A desire to incorporate best practices and recommendations through a dynamic and flexible reading of the by-laws and the internal regulations which permits them to be adapted on an ongoing basis.

- The ethical concept of a system of corporate governance that is not limited to the approval and enforcement of the Rules of the General Meeting and of the Board of Directors and of internal control procedures, but rather extend to the supervision of the duties of diligence, fidelity, loyalty and secrecy of the directors and the codes of conduct applicable to directors relative to the stock exchange. To place even greater emphasis on their binding nature, they have been incorporated into the contents of the Board of Directors Regulations.

- The measures adopted to facilitate the information and voting rights of shareholders at the General Meeting, including the proposal to be submitted for approval at the next General Meeting of a specific regulation - which was not submitted for approval in 2003 in order to wait for the Transparency Act regulation - referring to the information available to shareholders on the Bank's official website, the ability of shareholders to delegate their voting rights electronically and the possibility of distance voting which will be reinforced with the new reforms to be proponed at the next General Shareholders Meeting in 2004.

- The operation of the full Board of Directors, not only as an executive supervisory and control body but also as a decision-making body that meets frequently, makes executive decisions and is in direct contact with all directors and participates actively in the Bank's operations.

- The effective separation of the functions of the Chairman and the CEO.

- The existence of a significant number of independent board members. Currently, our board of directors is composed of two executive board members, four independents and four dominical board members.

- The powers actually assumed by the Committees: the Audit and Regulatory Compliance Committee, composed of two independent members (one acting as the Chair) and a dominical member, and the Appointments and Remuneration Committee, composed of three independent members (one acting as the Chair). The first Committee's functions focus on financial and accounting control, including the verification of the Group's quarterly reports, directing the activities of the Bank's Internal Audit Division and handling matters of regulatory compliance and corporate governance. The second committee, in addition to the responsibilities inherent to an Appointments and Remuneration Committee, following the most broadly accepted corporate governance recommendations, handles such functions as evaluating the performance of Board of Directors and the CEO or defining the succession plans for the offices of Chairman and CEO.

- The transparency of corporate management which is revealed, among other things, by the annual evaluation of the Chairman and CEO by board members and bank directors; the evaluation of how the Board functions by the board members themselves; the direct relationship between board members and directors; the information possibilities offered to board members and the preventive auditing of the information provided to the Board.

- The priority placed on internal control and the compliance with norms of conduct and the limitations placed on confidential information, which are attested to by the following data, among others: the Regulatory Compliance Unit functions independently; the internal audit depends hierarchically on the Audit and Compliance Committee, a committee on which the majority of members are independent, one of whom acts as the Chair; the Appointments and Compensation Committee is composed entirely of *independent members*

- The remuneration schemes for Board members which reward personal attendance by board members at meetings and links part of their remuneration to the appreciations of the Banks shares, with all of the legal guarantees.

- The existence of a page on the institutional website, ebankinter.com, which contains this Corporate Governance Report and those of prior years, the Company Bylaws, the Board of Directors Regulations , the Professional Code of Ethics of the Bankinter Group, the Internal Code of Conduct relative to the Stock Market, Bankinter's Annual Reports starting with 1997 and all other information, in addition to that mandated by articles 116 and 117 LMV and the MO of 26 December 2003, may be of interest to shareholders.

II. SHARE CAPITAL STRUCTURE

1. GENERAL INFORMATION.

The share capital is 113,916,250.50 euros, represented by 75,944,167 shares with a par value of 1.50 each, all of the same class and series, with voting rights, represented by account entries and fully subscribed and paid up. The Bank's shares are traded on the Spanish stock market and have been part of the Ibex-35 Index since its creation in 1992.

The last capital increase was agreed by the Board of Directors on 15 January 2004 in the amount of 1,024,662 euros, to cover the conversion of convertible bonds issued to Bankinter S.A. employees in 1998 in relation to the 5th conversion date. It was set down in a public deed executed on 21 January 2004 before the notary public of Madrid, Agustín Sánchez Jara under number 151 of his protocol and registered in the Madrid Business Register on 30 January 2004. The share capital now stands at 114,940,912.50 euros.

2. SHAREHOLDER STRUCTURE.

As of 31 December 2003, Bankinter had 124,573 shareholders, 33.24% of whom are non-residents in Spain.

SHAREHOLDER STRUCTURE BROKEN DOWN BY NUMBER OF SHARES

Segments	No. Shareholders	%	No. Shares	%
From 1 to 100 shares	91,125	73.15	1,359,120	1.79
From 101 to 1,000 shares	28,333	22.74	9,259,909	12.19
From 1,001 to 10,000 shares	4,683	3.76	11,527,898	15.18
From 10,001 to 100,000 shares	371	0.30	9,690,362	12.76
More than 100,000 shares	61	0.05	44,106,878	58.08
Total	**124,573**	**100.00**	**75,944,167**	**100.00**

Types of Shareholders	No. of Shareholders	%	No. of Shares
Resident	124,363	66.76	50,700,251
Non-residents	210	33.24	25,243,916
Total	**124,573**	**100.00**	**75,944,167**

3. SIGNIFICANT SHAREHOLDERS.

As of 31 December 2003, the shareholders in possession of significant numbers of shares, i.e., those controlling at least 5% of the share capital or voting rights by any title, either directly or indirectly, were as follows:

	Total Shares	%	Direct	Indirect
Cartival,S.A. (1)	5,968,836	7.86	5,968,836	-
Casa Kishoo S.A. (2)	5,617,213	7.39	5,394,530	222,683
Elías Masaveu Alonso del Campo (3)	4,241,617	5.59	65,062	4,176,555

(1) Marcelino Botín-Sanz de Sautuola y Naveda, the representative of Cartival, S.A. on the Board, personally owns 18,700 Bankinter shares.
(2) Including the shares owned by the different companies and persons linked or related to Casa Kishoo S A. and its shareholders.
(3) Including the shares owned by the different companies and persons linked or related to Elías Masaveu Alonso del Campo.

For the purposes of determining the persons connected or related to the significant shareholders Elías Masaveu Alonso del Campo and "Casa Kishoo S.A.", we have used the share ownership declarations to the CNMV and published on its website, updated as of 31 December 2003 according to the company's share register.

There is no record in Bankinter's share register nor does the company have any knowledge of any shareholders controlling more than 5% of the share capital or the voting rights, or any shareholders controlling a less amount but who have a notable influence on the company. The Company is likewise unaware of any agreements between shareholders by virtue of which the parties agree to vote in a certain way to have a relevant influence on the company.

The principal shareholder is Cartival S.A., a company founded on 19 October 1989, with registered offices in Madrid 28010, Calle Marqués de Riscal nº 11 duplicado and whose activity consists of buying, selling and possessing negotiable and financial securities. Its share capital is 48,136,462.92 euros and its majority shareholder is Jaime Botín-Sanz de Sautuola with 50.36% of the share capital or voting rights.

Bankinter employees own 2.06% of the company's share capital. Including the shares of the Chairman and CEO, the percentage is 2.9%.

4. LIST OF SIGNIFICANT SHAREHOLDERS.

The company has no knowledge of the existence of family, commercial, contractual or business relationships between the significant shareholders and the company or between significant shareholders themselves, other than those reported in other sections of this report and which are relevant or unassociated with the Company's ordinary business operations.

5. SHARES OWNED BY DIRECTORS.

Shares held directly or indirectly by directors as of 31 December 2003

DIRECTOR	Direct	Indirect	Total	%
Juan Arena de la Mora	123,224	--		0.162
Babara Pan de Soraluce Muguiro	--	54,432		0.072
Arepan S.L	--	443,000		0.583
TOTAL	**123,224**	**497,432**	**620,056**	**0.8173**
Pedro Guerrero Guerrero	350,528	--	350,529	0.462
Corporación Villanueva S.A.	--	1		0.000
TOTAL	**350,528**	**1**		**0.4616**
Jaime Echegoyen Enríquez de la Orden	18,352	--		0.024
Minor children	--	994		0.001
TOTAL	**18,352**	**994**	**19,346**	**0.0255**
Emilio Botín-Sanz de Sautuola	659,928	--		0.869
Puente San Miguel S.A.	--	187,698		0.247
TOTAL	**659,928**	**187,698**	**847,626**	**1.1161**
Cartival S.A.(1)	**5,968,836**	**--**		**7.860**
Elías Masaveu Alonso del Campo	9,528			0.013
Mª Luisa Herrero Zumalacárregui	55,534			0.073
Tudela Veguin S.A.	--	1,283,718		1.690
Corporación Masaveu S.A.	--	1,066,626		1.404
Fondarm S.A.	--	776,886		1.023
Títulos y Valores Masaveu S.A.	--	453,036		0.597
Gemava S.A.	--	425,274		0.560
Fundación de la Virgen de los Dolores	--	62,000		0.082
Agueira S.A.	--	32,875		0.043
Redonda S.A.	--	42,800		0.056
Fundación San Ignacio de Loyola	--	30,800		0.041
Estacionamientos Iruña S.A.	--	2,540		0.003
Holding Masaveu S.A.	--			
TOTAL	**65,062**	**4,176,555**	**4,241,617**	**5.5852**
José Ramón Arce Gómez	285,919	--		0.376
Chester Inversiones SIMCAV S.A.		1,025		0.001
TOTAL	**285,919**	**1,025**	**286,944**	**0.3778**
John de Zulueta Greenebaum	**5,529**	--	**5,529**	**0.0073**
Fabiola Arredondo	**6,528**	--	**6,528**	**0.0086**
Alfonso Botín-Sanz de Sautuola	**595**	--	**595**	**0.0008**
TOTAL DIRECTORS	**7,484,501**	**4,863,705**	**12,384,206**	**16.2596**

(1) Marcelino Botín-Sanz de Sautuola y Naveda, the representative of Cartival, S.A. on the Board, personally owns 18,700 Bankinter shares.

6. PARASOCIAL AGREEMENTS.

There are no parasocial agreements, according to the definition container in article 112 of the Stock Market Act, notified to the company or the CNMV and filed with the Business Register.

7. TREASURY STOCK.

As of 31 December 2003, the Group owned 1,010,816 shares of treasury stock with a par value of 1.5 euros each (1,378,451 and 1,408,135 shares in 2002 and 2001, respectively).

In 2003, the Bank purchases 103,817 shares of treasury stock and sold 471,452. The results of these operations are stated as extraordinary profits on the income statement.

Operations with treasury stock (number of shares)

	Intermobiliaria	Bankinter	Total
Balance 31.12.2000	939,137	548,041	1,487,178
Additions	1,631,750	1,631,750	-
Deletions	578,876	1,131,917	1,710,793
Balance 31.12.2001	360,261	1,047,874	1,408,135
Additions	-	4,169	4,169
Deletions	18,578	15,275	33,853
Balance 31.12.2002	341,683	1,036,768	1,378,451
Additions	50,000	53,817	103,817
Deletions	326,563	144,889	471,452
Balance 31.12.2003	65,120	945,696	1,010,816

Breakdown of treasury stock as of 31 December 2003:

	No. shares	Par value	Average Purchase Price	Treasury stock reserves	% of capital
Intermobiliaria, S.A.	65,120	98	32.90	776	0.09
Bankinter, S.A.	945,696	1,419	31.56	11,290	1.24
Total	**1,010,816**	**1,517**	**31.65**	**12,066**	**1.33**

III. ADMINISTRATIVE STRUCTURE

1. COMPOSITIONS OF THE BOARD OF DIRECTORS.

1.1 Directors: Conditions and Functions

	Appointment first/most recent re-election	Next re-election	Type	Function
Chairman				
Juan Arena de la Mora	1987 / 2002	2007	Internal	Chairman Chairman, Executive Committee Chairman, Business Committee
Vice-President				
Pedro Guerrero Guerrero (**)	1990 / 1999	2005	External Independent	Vice-President Chairman, Audit Committee, Member, Appointments Committee Member, Business Committee
CEO				
Jaime Echegoyen Enríquez de la Orden	2003	2007	Internal	Chief Executive Officer, Member, Executive Committee, Member, Business Committee
Directors				
Emilio Botín-Sanz de Sautuola y García de los Ríos	1965 / 2000	2005	External Dominical	-
Elías Masaveu Alonso del Campo	1995 / 2000	2005	External Dominical	-
Cartival, S.A. (*)	1996 / 2002	2007	External Dominical	Member, Executive Committee
José Ramón Arce Gómez (**)	1995 / 1999	2004	External Independent	Chairman, Appointments Committee Member, Audit Committee Member, Business Committee
John de Zulueta Greenebaum (**)	1998 / 2003	2007	External Independent	Member, Executive Committee Member, Appointments Committee Member, Business Committee
Fabiola Arredondo de Vara (**)	2000 / 2003	2007	External Independent	Member, Business Committee
Alfonso Botín-Sanz de Sautuola y Naveda	2002	2006	External Dominical	Member, Audit Committee. Member, Business Committee
Secretary General and Secretary of the Board of Directors				
Rafael Mateu de Ros Cerezo				

(*) Company represented on the Board by Marcelino Botín-Sanz de Sautuola y Naveda.
(**) For informational purposes, includes the period of time as Adviser to the Board of Directors.

There are eight non-executive or external directors and two internal or executive directors who are the Chairman and the CEO.

The size of the Bank's Board of Directors and the number of meetings of the full board and its committees held annually are considered ideal for guaranteeing the efficient operation of the company's governing body.

The offices of Chairman and Chief Executive Officer are separate and both of their functions are defined and delimited in the Board of Directors Regulations.

1.2 Changes to the composition of the Board of Directors

At the Board of Directors meeting held on 20 March 2002, Jaime Botín-Sanz de Sautuola y García de los Ríos resigned as the Chairman and member of the Board of Directors, which he had occupied since 1986. the Board resolved at that time, on the recommendation of the outgoing Chairman, to name Juan Arena de la Mora, who had been the Bank's Chief Executive Officer from 1993 until that time, as the new Chairman.

At the same Board of Directors meeting, Emilio Botín-Sanz de Sautuola y García de los Ríos resigned as the Vice-President of the Board. The Board resolved to appoint Alfonso Botín-Sanz de Sautuola y Naveda to fill the vacancy created by Jaime Botín's resignation.

At its meeting on 14 May 2002, the Board agreed to name Jaime Echegoyen Enríquez de la Orden, who until then had been the Bank's General Director, as the new Chief Executive Officer.

At the Board of Directors Meeting held on 17 December, the Board appointed Pedro Guerrero Guerrero as the new Vice President. A director since 2000, he was an adviser to the board from 1990 to 2000 and Chairman of the Audit and Regulatory Compliance Committee since 2002.

1.3 Types of Directors

Based on the most commonly accepted criteria on Corporate Governance, the Board of Directors includes different types or classes of Board members, which does not alter the principle of organic unity or the joint liability of the Board of Directors. All Board members participate in the same statute of right sand responsibilities.

When proposing the appointment of Board members to the General Meeting or when appointing them temporarily by co-optation, the Board of Directors shall attempt to ensure that the Board is composed of Board members with executive functions in the Bank as well as dominical Board members, considering as such those proposed by shareholders with significant holdings in the capital – and independent Board members.

At this time, the Bank's ten Board members are broken down into two executive Board members (Chairman and CEO), four dominical and four independent Board members, as indicated above.

Independent Board members must also meet the following requirements:

- Not be a shareholder in possession of a significant number of shares or represent a significant shareholder on the Board.
- Not have occupied any executive position in the Company during the last three years.
- Not have any family or professional connections to the executive Board members.

The Board of Directors may designate an unspecified number of Consulting Board Members to aid the Board in carrying out its functions, who shall not be considered Company Directors and therefore will not have the right to vote. There are no Consulting Board Members at this time.

The Board of Directors may also appoint Board Adviser who may attend Board of Directors and who may participate in but not vote at the Meeting and who do not enjoy the same rights as Board members of Consulting board members.

2. ORGANIZATION AND OPERATION OF THE BOARD OF DIRECTORS.

2.1 *Board of Directors Regulations*

The legal regime applied to the Board of Directors, the directors and the Board Committees are based fundamentally on the Public Corporations Act in the Royal Decree 1245/1995 dated 14 July for the creation of Banks, the Company Bylaws, and the Rules of Bankinter's Board of Directors that can be found on the company website www.ebankinter.com/webcorporativa.

The current Company Bylaws can be found in the revised text approved by the Board of Directors on 14 May 2003, by virtue of the powers vested in it by the General Meeting of 18 March 2003 and is on record in the public document of the revised Company Bylaws legalized by the Notary of Madrid, Agustín Sánchez Jara, and recorded in the Madrid Business Register under number 1637.

The existing Board of Directors Regulations were approved by the Board during their meeting of 18 June 2003 and are adapted to Law 26/2003 on the transparency of public traded corporations. All the directors contributed to the production of the Board Rules – similarly the General Meeting – and for their subsequent updating by the circulation of successive projects and amendments and modification proposals.

The Rules of the Board regulate the organization and operation of the Board and its committees, and the rights and obligations of its directors, complementing those established by Law and in the Company Bylaws. The approval and modification of the Rules requires Board approval by a two-thirds majority.

On accepting their nomination, directors formally pledge to fulfill their responsibilities established in the Board Rules.

The Board is made up as follows:

- unipersonal positions of the President, the Vice-president, the Representative Director, the Board Secretary and in this case the Board Vice Secretary.
- official bodies constituted by the Executive Committee, the Audit and Regulatory Compliance Committee, the Appointments and Remuneration Committee and the Business Committee.

2.2 Procedures for selecting, appointing and removing Directors.

Directors affected by appointment proposals, re-election or removal proposals shall not take part in the corresponding discussions and voting.

2.2.1 Term

The director's actual term of office is four years, notwithstanding the possibility of being re-elected for similar terms.

2.2.2 Selection

The director must be a person of recognized commercial and professional standing being both competent and solvent. Moreover, the majority of the members of the Board of Directors shall have sufficient knowledge and experience to fulfill their functions in the legally established way.

In the case where the director's position calls for a legal entity, the physical person fulfilling that role shall be subject to the same requirements and personally to the director's obligations established in the Board Rules. For a legal entity to be named as a Bank director it shall be necessary for the Board to accept the physical person that shall act as director.

Being a shareholder or owner of a determinate number of shares is not a prerequisite to occupying the post of Bank director, nor the functions of President, Vice President, Representative Director nor for those of the President or Member for the Board of Directors Committees.

The director nomination, re-election and removal proposals that the Board of Directors pass to the General Meeting, likewise with the provisional appointment by the Board in accordance with the Law and Company Bylaws, shall require a previous proposal from the Appointments and Remuneration Committee as per the formal transparent established procedure. The Committee itself proposes the criteria that must be followed for both the make up of the Board and the selection of candidate who shall be put forward for the position of director.

Should the Board decide to distance itself from the Appointment and Remuneration Committee's proposal, then the, appropriate agreement should be reached.

2.2.3 Appointment

The Board of Directors comprises of a minimum of five and maximum of twenty members named by the General Meeting or the Board of Directors, in accordance with the Public Corporations Act contained in the Company Bylaws and Board Rules.

Appointment may be of either physical or legal individual whether they be shareholders or not. The General Meeting shall periodically be able to fix the number between the maximum and minimum limits, of effective number of members on the Board of Directors.

2.2.4 Removal

The Board of Director's Rules, in accordance with the Company Bylaws regulate the reasons and procedure for the removal and resignation of directors.

The director must place his position at the disposition of the Board of Directors and formalize, if considered necessary, the corresponding resignation when he finishes his turn of office as a Bank executive when his appointment as director has been linked with supposed incompatibilities, legal requirements for removal or resignation, when acts or failures contrary to the diligence and efficiency expected have been committed, serious infringements of director's responsibility due to whatever reason causing serious damage or prejudices to the interests of the company, its credibility and reputation or functioning of the Board or justified loss of confidence in the Board.

The Board of Directors shall reach agreement on the causes leading to a director's resignation and its acceptance based on a report from the Audit and Regulatory Compliance Committee and the Appointments and Remuneration Committee.

2.3 Directors' Rights and Responsibilities.

2.3.1 Directors' Rights.

Directors are holders of all the rights and responsibilities according to their position by Law, Company Bylaws and the Rules of the Board the right to request a matter be included on the Board's agenda, the right to press for a meeting to be convened, the right to attend and vote at Board and Committee meetings and the right to be informed on any aspect of the company that falls within the competency of the Board.

The directors' right to information is understood, amongst other things to include: the right to access the contents of minutes, reports and presentations of the Board and its Committees, the right to request information from the Bank executives and in general the right to obtain information and the necessary assessments to enable him to fulfill his supervisory responsibilities.

Within the areas of responsibility of Audit and Regulatory Compliance Committee and also the Appointments and Remuneration Committee, the directors of those committees can request the assistance of auditors, consultants or independent experts to assist in the decision making process.

2.3.2 Directors' Responsibilities.

In addition to the obligations established by law, directors are charged in particular with the following loyalty and diligence obligations:

• Confidentiality, fulfill ones obligations of observance to the rules of conduct, information, prevention of conflicts of interest and any other obligations contained in the Board Rules.
• Adequately prepare Board meetings and Board Committee meetings.
• Attend the meetings of those bodies to which they are part of and actively participate in discussions making an effective contribution to the decision making process. The director who for exceptional and justified reasons cannot attend a meeting to which he has been called, must instruct the director who will take his place and represent his views.
• Comply with the information obligations to the Banco de España, the CNMV and other supervision and control bodies in accordance with the applicable legislation.

The obligations referred to are contained in the Board Rules. In this report, we are limiting ourselves to certain aspects of those obligations.

Within the confidentiality and secrecy obligation referring to debates and voting by the Board of Directors and their committees and other information available to them during their turn in office, the directors have to specially respect those secrecy obligation in those decision processes dealing with privileged or outstanding information concerning the Bank or the Group or similar that he may have in his possession. Failure to comply with the confidentiality obligation is cause for suspension.

With the exception foreseen in the Board Rules, buying and selling any shares, securities and bonds should be carried out through the Bank, and directors shall carry out such operations involving Bankinter shares, securities and bonds during the month prior to the publication of the quarterly, bi-annual and yearly Group results.

The directors should not undertake operations concerning Bankinter shares when the balancing entry is the Bank's own portfolio, except as a consequence of exercising an option plans or rights to expectations on shares properly acquired.

Directors must communicate portfolio management contracts or the acquisition of shares in a property company to the Regulatory Compliance Unit, when said company is controlled by said director.

The aforementioned obligations are applicable to both legal entities and individuals related or linked to the director as defined in the Board Rules.

2.4 Competence and delegation of authority

2.4.1 The Board of Directors

The Board of Directors of Bankinter assumes and exercises, in addition to the general function of supervising and controlling the Company's activities, the strategic management of the business and the fulfillment of the Bank's business objectives.

The Board of Directors is empowered to represent, direct and supervise the Company, as provided for the in Public Corporations Act. It may exercise all of the rights and assume and fulfill all obligations relative to the Company's business operations and is furthermore authorized to participate in any and all legal act or business of any kind, with the exception of those specifically entrusted by law or under the by-laws to the General Meeting of Shareholders.

With regard to the annual accounts in particular, they must be prepared in such a way as to show a faithful image of the wealth, financial situation and results of the Bank and the Group, in clear and precise terms which facilitate an understanding of their contents. The Board members, before signing off on the annual accounts, shall have the opinion of an external auditor and all other information as needed. They may make an official report of their provisos. The same criteria shall apply to the preparation and communication of all periodical financial information provided to the market.

It is therefore considered that the governing body should not be limited to supervising the actions of the Board's Committees or the Company's executive officers, but rather that it should retain an essential core of competencies which cannot be delegated, in order to protect the shareholders. These basic powers of the plenary Board must not be diluted as a consequence of the authority vested in the Board's Committees. For the same reason, at each Board meeting the Chairman of the Audit and Compliance Committee and the Chairman of the Appointments and Compensation Committee will report in detail on the issues addressed at the last session of their Respective committees.

The powers vested in the Board of Directors are as follows:

1. To appoint, reelect and discharge the Chairman, the Vice-Chairman or Vice-Chairmen if any, the Managing Director or Managing Directors, if any, the Secretary and, if applicable, the Vice-Secretary of the Board of Directors.

2. To delegate permanent faculties to the Managing Director, the Executive Commission or to any Director, in the terms fixed in the Act and Bylaws, and to revoke such faculties.

3. To appoint Directors in case of vacancies or should the General Meeting have delegated the provisional appointment of Directors to fill vacancies pending nomination to the Board of Directors, pursuant to the Bylaws.

4. To review causes of discharge of Directors in the terms of these Regulations, and to accept their resignation.

5. To appoint, re-elect and discharge Consultant Directors and Board Consultants.

6. To appoint, re-elect and discharge the Directors as Members of the Commissions of the Board of Directors.

7. To convene General Meetings of Shareholders, to set the Agenda, and to formulate draft resolutions within the General Meeting's jurisdiction, in line with the Act and Bylaws.

8. To draw up the annual accounts, the Management Report, the Annual Report and the proposal for the application of income, and the consolidated accounts and management report, and to table and recommend them to the General Meeting.

9. To regulate the Board's internal operation, and the general organization of the Company.

10. To approve the system for the Directors' remuneration pursuant to the Bylaws and these Regulations, without preclusion of the authorities of the General Meeting.

11. To review annually the professional activity of the Managing Director and the Company's senior executives.

12. On the recommendation of the Chairman or Managing Director, to nominate and discharge the Company's senior executives, to approve and modify their general system of remuneration, and to grant, modify and revoke their powers.

13. To approve any incentive plans for managers or employees linked to trends in the listed price of the Bank's shares or to other variable indices.

14. To approve and amend the Bankinter Group's Professional Ethical Code, the internal Regulations on securities market conduct, and other regulations on the securities market, privileged and relevant information, the prevention of asset laundering, protection of personal data, and the internal standards of conduct.

15. To exercise faculties conferred by the General Meeting on the Board of Directors, and which the Board may delegate in turn only if expressly provided for in the resolution of the General Meeting. Save legal prohibition, any matter within the jurisdiction of the General Meeting may be delegated to the Board of Directors.

16. To interpret, correct, enforce and implement resolutions passed by the General Meeting, and to appoint those who are to execute the associated public or private documents, in the terms and conditions fixed as applicable by the General Meeting, and to settle doubts which may arise in the interpretation and application of the Company Bylaws and these Regulations.

17. To promote the Bank's ethical commitment throughout the Organization and among all executives, employees and agents, and in relation to clients, suppliers, outsourced personnel and other individuals and legal entities associated with the Bank.

18. To define the economic objectives, plans and budgets of the Bank and Group.

19. To approve Bankinter's general strategies and assure the creation of value long-term for shareholders, the company employees, clients and society as a whole, along with the solvency, leadership, brand image, innovation, competitiveness, growth and profitability of the Bank and Group.

20. To supervise and control the results, management of the business and spending efficiency in the Company, to these ends seeking such management, business and control reports as are considered necessary.

21. To identify the Company's main risks and supervise the systems for control of and information on such risks, and compliance with the standards of professional ethics and of conduct on the securities market, and those concerning privileged and relevant information.

22. To approve the provisional quarterly, half-yearly and annual results of the Bank and Group.

23. To resolve to pay interim dividends to the shareholders.

24. On the recommendation of the Chairman or Managing Director, to appoint the Bank's managers.

25. To create or participate in companies, enterprises, associations, foundations and other legal entities when, in the opinion of the Board, the Chairman or the Executive Commission, the investment may prove important to the Bank.

26. To authorize or ratify credit risk operations for amounts exceeding the figures decided on for these purposes by the Board of Directors for the Bank and Group.

27. To authorize or ratify security and guarantee operations for amounts exceeding the figures decided on for these purposes by the Board of Directors for the Bank and Group.

28. To authorize or ratify investments, acquisitions and the disposal of assets or rights, and agreements for association, collaboration or distribution which prove significant for the Bank, considered to be operations exceeding the amount fixed by the Board of Directors for the Bank or Group or when, irrespective of the sum, in the opinion of the Board, the Chairman or the Executive Commission, they may prove significant to the Company.

29. To supervise application of the Bank and Group equities policy and the operational limits applicable to cash activity and that on the capital markets in relation to risks concerning interest rates, exchange rates, liquidity, derivative products and others subject to regulated control procedures.

30. To formulate and report on public bids and offers of shares.

31. To control the implementation of policies on information and communication with shareholders, institutional investors, the supervisory and control authorities, markets, the media and public opinion, as well as with employees, and to guarantee the reliability of the information provided.

32. Annually, to approve general treasury stock policy.

33. To approve the annual report on the Company's corporate governance.

34. To define and promote actions concerning corporate responsibility.

35. To confer, amend and revoke all types of powers.

36. To authorize or ratify any decision or operation, when the nature or significance thereof, in the opinion of the Board, the Chairman, the Executive Committee or the CEO, so requires.

The powers listed above are understood to apply notwithstanding the powers and faculties which the Board of Directors grants to the Chairman, the Executive Committee, the CEO or other bodies or persons.

2.4.2 Chairman and CEO

The Chairman of the Board presides over all of the Company's governing and administrative bodies and is responsible for executing the resolutions of the Board, a body which he permanently represents with broad-ranging powers and the authority to adopt the emergency measures deemed to be in the Company's best interest.

The Chairman exercises all other functions and faculties assigned to him by law, by the by-laws and the Regulations and may delegate part or all of his powers to other Board members, up to the legal and statutory limits. In particular, it is the Chairman's responsibility to handle the strategic direction of the Bank in unison with the Board, the Chairmen of the Internal Committees, the institutional image of Bankinter and the overseeing of innovation and new projects.

In the event of a vacancy, absence or illness, the Chairman is replaced by the Vice-Chairman or the First Vice-Chairman. In their absence, the functions of the Chairman are temporarily assumed by the CEO or, if there are several, to the one with the most seniority in the position. If there is no CEO, the responsibility would fall to the Board member with the most seniority on the Board, unless the Board designates another Board member.

The CEO, by delegation and under the supervision of the Board of Directors and Chairman, is responsible for conducting the Bank's business and for performing the Company's highest level managerial and executive functions.

The limits placed on the Board are as follows:

(Millions of euros)	Guarantees	Use of Funds
Chairman	40	25
CEO	30	20
General Directors	30 (joint)	20 (joint)
and similar	25 (several)	10 (several)

2.5 Committees of the Board of Directors.

To guarantee the effective compliance of the functions assigned to it, the Board of Directors has formed several committees to direct and control specific matters, facilitate the preparation of proposals for decision-making on these matters and reinforce the guarantees of objectivity and control of the Board's activity.

The company does not believe that each one of these committees must have its own specific regulations, as their organization and operation is fully regulated in the Board of Directors Regulations.

The Audit and Compliance Committee and the and Appointments and Compensation Committee will be composed of a majority of and presided over by independent Board members.

2.5.1 Executive Committee

Chairman: Juan Arena de la Mora (Chairman of the Board)

Members: Jaime Echegoyen Enríquez de la Orden (CEO)
Cartival, S.A. (represented by Marcelino Botín-Sanz de Sautuola Naveda) (external director)
John de Zulueta Greenebaum (independent external director)

Secretary: Rafael Mateu de Ros Cerezo (Secretary of the Board).

The Executive Committee is composed of the Chairman of the Board of Directors, the CEO and any other directors appointed to the Committee by the Board. The Board appoints the members of the Executive Committee on the Chairman's recommendation for two-year, renewable terms.

As a consequence of the broad powers of the Board of Directors (plenary) and of the regularity with which the Board meets, the Executive Committee meets very infrequently, once or twice a year, although it can meet at any time to adopt decisions that fall under the Board's authority when a Board meeting cannot be held, either at the request of the Chairman or the committee members.

2.5.2 Audit and Regulatory Compliance Committee

Chairman: Pedro Guerrero Guerrero (Vice-President of the Board. Independent external director)

Members: José Ramón Arce Gómez (Independent external director)
Alfonso Botín-Sanz de Sautuola y Navega (Dominical external director)

Secretary: Rafael Mateu de Ros Cerezo (Secretary of the Board)

According to the Company's by-laws, the Audit and Compliance Committee is composed of a minimum of three and a maximum of five members appointed by the Board of Directors for renewable two-year terms of office. The Chairman must be replaced every tour years or before and may be re-elected once year after stepping down as Chairman.

The person responsible for the Auditing Division, accompanied as necessary by other people in his/her area, acts as the presenter at the Committee meeting, as does the person responsible for the Regulatory Compliance Unit upon request. The auditor's representatives participate in the quarterly Committee meetings in which the results are verified before being published an in an annual monographic session on the auditor's report for the fiscal year, the conclusions of which are also presented by the auditor to the Board of Directors. The Chairman and CEO of the Bank may be called by the Committee Chairman to appear at the Committee meeting.

The Bank's Audit Division depends hierarchically on the Audit and Compliance Committee, which approves the appointment and removal of the person responsible for the Division, the annual budget and the planning of its activities.

Among other, the functions of the Audit and Compliance Committee include the following:

- To present the Committee's Annual Report to the General Meeting of Shareholders and to respond to the questions raised by shareholders and falling within its scope of authority.
- To propose to the Board of Directors for submission to the General Meeting of Shareholders, the appointment, re-election or replacement of the external auditors and to ensure the rotation of auditing firms or teams and the prevention of conflicts of interest.
- To supervise the Company's internal audit services and to guarantee the independence, autonomy and universality of the internal auditing function.
- To oversee and supervise the Company's financial information processes and internal control system, with special reference to the regulations governing privileged and relevant information.
- To handle relations with the external auditors and to receive information from them, particularly on questions relative to the account auditing process. The external auditors appear at a Board Meeting at least once a year and quarterly at Committee meetings.
- To verify the Bank's and Group's quarterly financial statements and annual accounts, the annual report and the management report prior to being proposed by the Board of Directors or approved and prior to its publication following an examination of the reports of the external auditors and the Audit Division.
- To resolve the conflicts of interest and other questions relative to the norms of conduct applicable to Board members.
- Any other functions foreseen in the Bylaws and the Board of Directors Regulations.

The Committee's authority is therefore not limited to financial and accounting supervision and control but also include regulatory compliance and good corporate governance. The Committee's functions are not exclusively consultative; it also has decision-making authority in certain cases as set forth in the Board of Directors Regulations.

The operation of the Audit and Compliance Committee shall be governed firstly by the rules set forth in the Board of Directors Regulations and secondly by the rules governing the Board of Directors. In all cases, these regulations should foster the independent operation of the Committee.

The Audit and Compliance Committee has access to all of the information and documentation needed to perform its functions and may request the assistance of advisers, consultants, experts and other independent professionals.

2.5.3 Appointments and Remuneration Committee

Chairman: José Ramón Arce Gómez (Independent external director)

Members: Pedro Guerrero Guerrero (Independent external director)
John de Zulueta Greenebaum (Independent external director)

Secretary: Rafael Mateu de Ros Cerezo (Secretary of the Board)

The Appointments and Remuneration Committee will comprise a minimum of three and a maximum of five Directors nominated by the Board of Directors on the recommendation of the Appointments and Remuneration Committee. Committee members are appointed for a two-year term which may be extended. In any event, the Chairman of the Committee must be replaced every four years at the most, and may be re-elected one year following his resignation.

At the Committee Chairman's discretion, its meetings may be attended by the Bank's President and CEO, notwithstanding the Committee's authority to meet without them.

The Chairman of the Committee may engage the services of external consultants - as it did in 2003 – to advise the Committee on matters falling under its authority.

The Committee's functions include the following:

- To propose the appointment, re-election and resignation of Directors and members of the Board of Directors Committees.
- To report on the appointment of the Chairman, Vice-Chairman, CEO, Secretary of the Board, Vice-Secretary of the Board and the Company's senior executives.
- To report on the system of remuneration for the Directors, Consultant Directors and Board Consultants and, from time to time, to review the structure and amount of that remuneration, and to ensure its transparency.
- To propose the system for the remuneration of the Chairman and the Managing Director in their capacity as executives of the Bank.
- To report on managerial or employee incentive plans linked to movements in the price of the Bank's shares, or other variable indices.
- The other functions assigned to it in these Regulations or by the Board of Directors.

This Committee, in addition to exercising the typical powers of an Appointments and Remuneration Committee following the most broadly accepted corporate governance recommendations, handles such functions as evaluating the performance of Board of Directors and the CEO or defining the succession plans for the offices of Chairman and CEO.

2.5.4 Business Committee

Chairman:	Juan Arena de la Mora (Chairman of the Board)
Members:	Jaime Echegoyen Enríquez de la Orden (CEO) José Ramón Arce Gómez (Independent external director) Pedro Guerrero Guerrero (Independent external director) John de Zulueta Greenebaum (Independent external director) Fabiola Arredondo de Vara (Independent external director) Alfonso Botín-Sanz de Sautuola y Navega (Dominical external director)
Secretary:	Rafael Mateu de Ros Cerezo (Secretary of the Board)

The Chairman, Managing Director and the Directors designated by the Board on a recommendation of the Chairman form part of the Business Committee. This Committee's members are appointed for two-year renewable terms.

Business Committee meetings are also attended by the Bank and Group's Managers, albeit not as Members, acting as speakers at each meeting, along with those called on by the Chairman.

The Commission meets to monitor the development and results of the Bank and Group's areas and services, to facilitate the Board's familiarity with the Bank's business and development, and that of the sector and to make any recommendations and suggestions to enhance the profitability of the business, the growth of the balance, or better control of the risks of the Bank and Group.

2.6 Procedure of the Board of Directors and its Committees

The Board of Directors meets every month, except in July and August and sometimes in February, generally on the second Wednesday of the month. The frequency of the meetings is approved by the Board itself at the beginning of each fiscal year. In addition, the Board may also meet whenever the Chairman deems it necessary or as requested by the Executive Committee or by five Board members.

The Chairman decides on the meeting agenda and includes other items on the agenda when requested to do so by the Executive Committee or five Board members.

The Board meeting agenda usually follows the outline shown below

- Report of the Chairman of the Audit and Compliance Committee.
- Report of the Chairman of the Appointments and Compensation Committee.
- Report on the evolution of credit risk and ratification of the asset operations submitted to the Board of Directors.
- Presentation of one or more reports relative to the Bank's man management and control areas.
- Management report and results presented by the CEO.
- Miscellaneous items.
- Approval of minutes

As provided for in the bank's By-Laws, electronic mail and other distance communication techniques are valid for announcing board meetings, delegating Board members, holding the meeting, taking votes and in general for communications between the Company and its Board members.

All directors receive information on the main agenda items well in advance of the meetings, including the CEO's report on results and management.

The resolutions are passed by absolute majority of the Board members in attendance or represented, except in those cases where the law or the company's by-laws required a higher majority.

The Chairman encourages the efficacy of the Board's operations, the participation of Board members in the debates and decisions, their participation, freedom of opinion and contribution to the decisions finally taken. The Chairman has the deciding vote in the case of a tie.

In 2003, the Board of Directors met in plenary session nine times, the Audit and Regulatory Compliance Committee eleven time, the Appointment and Remuneration Committee six times, the Business Committee eight times and the Executive Committee twice.

The Board of Directors meetings usually last for 2.5 hours with the agenda indicated above.

The Audit and Regulatory Compliance Committee meets regularly, at least once a month, except in August. Its meeting usually last approximately two hours.

The Appointments and Remuneration Committee meets approximately eight times per year, as was the case in 2003, and its meetings usually last approximately two hours.

Business Committee meetings are held on the same days as Board of Directors meetings, except in the month when the General Meeting takes place. The meeting generally last about 1.5 hours.

The attendance rates at Board committee meetings are very high. In all of 2003 there were only eight absences at Board Meetings, two at Business Committee meetings, one at an Appointments and Remuneration Committee meeting and none at the meetings of the Audit and Regulatory Compliance Committee or the Executive Committee.

In a Director is unable to attend a meeting, he or she chooses another Director to represent him or her.

2.7 Director Profiles

The average age of bank Directors is 55.09. The average age of executive directors is 54.5 of dominical directors 55, and that of independent directors 52.25 years old (for these purposes we have used the age of the individual who represents Cartival S.A. on the Board).

The Company does not consider it necessary to set an age limit for the appointment of board members or to limit the re-election possibilities of board members.

The average years of service of Bank directors is 9.5 years, not counting the time some of them act as advisers to the Board. The average years of service of executive directors is 9.3 years, that of dominical directors 14.2 years and that of independent directors, 5 years (without counting the time they may have participated on the Board as advisers).

The experience of the Bank's directors can be summarized as follows:

- Management experience in the financial sector: five directors.
- Management experience in the industrial sector: two directors.
- Management experience in other sectors: three directors.

Seven of the directors are Spanish and reside in Spain; two are nationals of other countries who reside in Spain and one is a national of another country and non-resident.

Chairman (executive)
Juan Arena de la Mora

PhD. in engineering from ICA; undergraduate degree in business from ICADE, holds a diploma in psychology and tax studies. Joined Bankinter in 1979, where he has spent his entire professional career. In 1982 he was named Deputy General Director; in 1985, General Director; in 1986, Managing Director; in 1993, CEO and in the year 2002, Chairman of the Bank. He is also a director of Ferrovial S.A. and Telefónica Publicidad e Información, S.A. (TPI).

Vice-President (external independent)
Pedro Guerrero

Degree in law from the Universidad Complutese de Madrid, his is a state attorney, stock broker and notary public for Madrid (on leave). He was Chairman of the Sociedad Rectora de la Bolsa de Madrid and the Sociedad de Bolsas, founding partner and vice-president of A.B. Asesores Bursátiles, S.A. and Chairman of A.B. Asesores Gestión and A.B. Asesores Red.

CEO (executive)
Jaime Echegoyen Enríquez de la Orden

Law degree from the Colegio Universitario San Pablo CEU. Commenced his professional career in Bankinter in 1978, later joining Bank of America. In 1988 he returned to Bankinter and in 1995, after occupying numerous positions, was named General Director of the Business and Capital Markets Area. In 2002 he was appointed the Chief Executive Officer, a post that was ratified in 2003.

Dominical director (External)
Elías Masaveu y Alonso del Campo

PhD. in industrial engineering. Chairman of the Masaveu Group and director of Banco Santander Central Hispano, S.A.

Dominical director (External)
Emilio Botín-Sanz de Sautuola y García de los Ríos

Undergraduate degree in economics from the Universidad de Deusto and law degree from the Universidad de Valladolid. Chairman of Banco Santander Central Hispano, S.A. and director of the Royal Bank of Scotland Group.

Dominical director (External)
Cartival S.A.

Company founded on 19 October 1989, whose business object is the purchase, sale and possession of securities and other financial assets. It is represented on the Board by its Director, Marcelino Botín-Sanz de Sautuola y Naveda, naval architect.

Dominical director (External)
Alfonso Botín-Sanz de Sautuola y Naveda.

Magna Cum Laude graduate of Boston University (1992). Financial analyst for Salomon Brothers- Corporate Finance and M&A (1992-1995). Business account executive in Bankinter's Risk Division (1995-1996), business banking account executive (1996-1998) and manager of Intergestora S.A. S.C.R. (risk capital) owned by Bankinter (1998-2000). Vice-President of Aleph Capital SGECR, SA and director of Línea Directa Aseguradora S.A.

Independent director (External)
José Ramón Arce Gómez

Undergraduate law degree from the a Universidad Complutense de Madrid, MBA from E.O.I. and diploma in Marketing Management from Columbia University. Director of FAES. His entire professional career was spent at Lilly, S.A. from 1963 to 2001, where he was CEO from 1976 to 1995 and Chairman from 1992 to 2001.

Independent director (External)
John de Zulueta Greenebaum

Undergraduate degree in history from Stanford University and MBA from the Columbial University School of Business. Commenced his professional career with The Boston Consulting Group. In 1978 he joined PepsiCo, Inc , where he was later named Chairman and General Director of Productos PepsiCo, S.A. In 1985 he joined the Cadbury-Schweppes PLC Group where he was named the Chairman of Cadbury Schweppes de España, S.A. CEO of Sanitas, S.A. since 1991.

Independent director (External)
Fabiola Arredondo de Vara

Undergraduate degree from Stanford University and MBA from the Harvard Business School. Commenced her professional career in J.P. Morgan. Has worked for BMG Entertainment, a division of Bertelsmann A.G., where she has held positions of responsibility in Europe, the United States and Latin America. She later joined the BBC and was a member of the Board of Directors of BBC Worldwide and BBC World. Was General Director of Yahoo Europa and is a member of the Council on Foreign Relations.

3. TRANSPARENCY OF THE BOARD OF DIRECTORS.

3.1 Evaluation of the Board of Directors

Once a year, all Board members are asked to complete a detailed questionnaire on the organization and operations of the Board of Directors, the results of which are analyzed by the Appointments and Remunerations Committee and debated by the Board, all of which is reflected in the meeting minutes.

3.2 Evaluation of the Chairman

The Chairman is evaluated annually by Board members based on a survey prepared by the Appointments and Compensation Committee. The results of the evaluation are analyzed by the Committee and submitted to the full Board, all of which is reflected in the meeting minutes.

3.3 Evaluation of the CEO and Senior Executives

The annual evaluation of the CEO's performance and that of Bank executives by a wide circle of employees at all levels, is forwarded to the Board of Directors after being examined by the Appointments and Remunerations Committee, with the exception of the CEO and executives in question.

3.4 Information to Directors

The Bank's directors are provided at all times and in advance with complete information on the items contained on the Board of Directors and Committee meetings, as well as general information on the activities of the Bank and the Group, with the possibility of having direct access to the databases containing such information and the persons responsible for Bankinter's diverse business areas and activities.

3.5 Information to Shareholders

One of the priorities of the Board of Directors is to ensure the greatest possibility transparency in the relations with between the Company and its Shareholders.

The financial information that is periodically distributed to the markets as well as the internal information presented to the Board of Directors and its committees is first verified by the Regulatory Compliance and Audit Committee with the assistance of the Company's auditor.

The management information and other presentations of the Board of Directors by the Chief Executive Officer and other directors are audited by the Internal Audit Division, which then reports on them to the Audit and Regulatory Compliance Committee.

The bank's Regulatory Compliance Committee is responsible for preparing and notifying the CNMV of relevant events.

3.6 Significant Shareholders

The Company's relations with its significant shareholders and institutional investors should not translate into providing them with information that may create privileged situations or special discriminatory advantages over other shareholders.

Direct or indirect transactions between the Company and a significant shareholder shall be carried out under conditions of transparency, market and equal treatment in compliance with all legal requirements.

3.7 Privileged and Relevant Information

The measures of informational transparency mentioned above are in keeping with the limitations established in the regulations on privileged and relevant information, confidentiality and banking secrecy contained in the Law, in the Board of Directors Regulations and the Bankinter Stock Market Code of Conduct.

In addition to the rules of conduct applicable to the Bank's directors, the internal rules of conduct for the stock market contain the rules applicable to the different areas: (asset management, treasury stock management, management of external portfolio, analysis, financial services and risk capital and at the Group level, Gesbankinter S.A. S.G.I.I.C.. S.A. and Bankinter Seguros de Vida S.A., Sociedad de Seguros y Reaseguros S.A.), as well as those relative to operations with treasury stock and the procedures to be followed in relation to operations and decisions concerning privileged or relevant information.

3.8 Auditors

The Board of Directors, through the Audit and Regulatory Compliance Committee, supervises the objectivity of the Company's and Group's relations with its external auditors, guaranteeing their independence. More specifically, the Board ensures the rotation of auditors, the absence of conflicts of interest and the transparency contained in the annual Director's report regarding the fees paid to auditors for their work and for other services. The Directors' Report expresses and itemizes all of the remuneration received by external auditors.

The Chairman of the Audit and Regulatory Compliance Committee presents the findings of the Committee's annual report at the Ordinary General Meeting of Shareholders.

The external auditors submit an annual report to the Board of Director son the conclusions of their audit and the Bank's and Group's risk control status, based on the report of the Audit and Regulatory Compliance Committee.

The Internal Audit Division reports to the Board's Audit and Regulatory Compliance Committee. The Committee appoints the director of the Division and approves the Division's annual budget and plans for the fiscal year.

3.9 Information to Employees

The CEO's management report and in general most of the reports presented to the Board of Directors and the Board's committees are disseminated on the Bank's intranet and made available in other internal databases.

4. DIRECTOR REMUNERATION.

4.1 Statutory Regulation and Board Resolutions

According to the provisions of the bank's by-laws, the Board of Directors sets board member remuneration annually at the proposal of the Appointments and Remuneration Committee.

In fiscal years 2001 and 2002, the remuneration paid to Board members was governed by a mixed system composed of a fixed portion and a variable one depending on the appreciation of Bankinter's shares.

At the General meeting of Shareholders held on 18 2003, the shareholders agreed to change the wording of Article 32 of the Bylaws relative to director remuneration (Article 29 of the Board of Directors Regulations was also modified):

"The Directors may, pursuant to a resolution of the General Meeting, be remunerated by one or more of the following systems: payment of a fixed sum for the function of Director, sums accruing for attendance at meetings of the Board of Directors and its Commissions, by delivery of shares or recognition of rights of option thereto, or remuneration referenced to the value of said shares. A General Meeting must pass a resolution on categories of remuneration involving delivery of shares, option rights and others when so required by law. The General Meeting's resolution will, as applicable, indicate the number of shares handed over, the price of exercise of the rights of option and the other items established by law, and may have retroactive effects to the commencement of the financial period to which it refers.

The Board of Directors will resolve on the distribution of the Directors' remuneration, in line with the resolution of the General Meeting where legally applicable.

Directors' annual remuneration for all items may not exceed 1.5% of the net annual consolidated income without preclusion, as applicable, of other legal limits. For these purposes, any premium or equivalent value of options or expected rights granted the Directors is counted, valued at the moment of delivery.

Payments arising directly or indirectly under a service, work or other contract concluded by the Company and Director are not counted, for the effects of the above limit, in the remunerations referred to.

The Company may take civil liability insurance for the Directors and executives."

The Board's thinking is that a substantial part of the remuneration paid to Board members is still linked to attendance at Board meeting and Committee meetings, the delivery of shares to the Bank, and the recognition of options or expectations about rights referenced to the appreciation of such shares.

It is not believed that the remuneration through stocks or stock option plans or expectations on rights linked to actions should be limited to executive Board members.

Based on the principle of unity of the Board of Directors, it would rather be advisable for the remuneration of Board members to be based on a common system, without differentiating between internal (executive) and external dominical and external independent Board members.

External Board members do not participate in insurance or pension plans.

The Bank has a Director's Liability policy to cover board members and executive directors starting in fiscal year 2002, the information on the remuneration paid to Board members is presented on an individualized basis. No individualized information is provided on the remuneration paid to the executive board members (Chairman and CEO) independently of their status as Board members, although this information is provided on an aggregated basis.

This Corporate Governance Report includes the aggregate sum of the remuneration paid to company's board members and executive directors, following the recommendations of the "Aldama" Report.

The remuneration paid to directors in 2003 is based on the system approved by the Board of Directors at its meeting on 19 December 2002, as proposed by the Appointments and Remuneration Committee at its meeting held on 17 December 2002, all of which was ratified by the General Meeting of Shareholders at its session held on 18 March 2003 and which is summarized below:

- Director remuneration for fiscal year 2003 and subsequent years has a fixed component equivalent to 50% of the total figure which is divided into two tranches: 25% is paid as a fixed remuneration 25% for actual attendance at Board meetings.

- The other 50% is also divided into two tranches: 25% is paid in the form of Bank stocks and 25% goes to cover expectations about rights referenced to the appreciation of the Bank's shares.

- The 25% paid in the form of stocks was divided into four deliveries of Bankinter stocks to the Directors on 2 April, 2 July and 2 October 2003 and 2 January 2004. The directors assume the commitment not to dispose of the shares as long as they remain on the Bank's Board of Directors.

- The remaining 25% applies to the recognition of expectations of rights referenced to Bankinter S.A. shares. These rights may not exercised less than three or more than five years after the recognition.

- The starting price is equivalent to the arithmetic average of the official closing prices of Bankinter shares published by the Madrid Stock Exchange on the working days between the 2nd and 20th of December 2002 (25.29 euros per share). The final price is equal to the quoted price of Bankinter shares on the date chosen by each director between the 1st of January 2006 and the 31st of December 2007, inclusive.

- The payment price of the rights will be the difference between the starting price and the final price.

- The remuneration items described above will be paid to the directors based on the following point system: Chairman: two points; CEO: 1.5 points; Directors: one point. A Vice-president of the Board of Directors was appointed at the Board of Directors meeting held on 17 December 2002 whose participation in the Board' remuneration is 1.5 points starting on 1 January 2004.

4.2 Fiscal Year 2003 Director Remuneration

Fixed remuneration and remuneration for attending Board Meetings and Committee Meetings (euros)

(euros)	Fixed+meeting attendance
Juan Arena	103,801.50
Pedro Guerrero	86,400.66
Jaime Echegoyen	75,976.08
Cartival S.A.	43,650,66
Elías Masaveu	31,617.18
Emilio Botín-Sanz de Sautuola	33,875.55
José Ramón Arce	82,650.66
Alfonso Botín de Sautuola	69,150.66
John de Zulueta	60,150.66
Fabiola Arredondo	48,819.89
Total	**636,093.50**

Shares delivered free of charge to directors

The amount invested and the number of shares delivered to each director are as follows:

	Amount invested (euros)	No. of shares delivered
Juan Arena	40,650.75	1,359.00
Pedro Guerrero	20,325.33	679.00
Jaime Echegoyen	30,488.04	1,018.00
Cartival S.A.	20,325.33	679.00
Elías Masaveu	20,325.33	679.00
Emilio Botín-Sanz de Sautuola	20,325.33	679.00
José Ramón Arce	20,325.33	679.00
Alfonso Botín de Sautuola	20,325.33	679.00
John de Zulueta	20,325.33	679.00
Fabiola Arredondo	20,299.63	679.00
Total	**233,715.73**	**7,809.00**

The shares were delivered on 2 April, 2 July and 2 October 2003 and 2 January 2004.

Expectations on rights referenced to shares:

Amount invested (euros)

	Options
Juan Arena	40,650.75
Pedro Guerrero	20,325.33
Jaime Echegoyen	30,488.04
Cartival S.A.	20,325.33
Elías Masaveu	20,325.33
Emilio Botín-Sanz de Sautuola	20,325.33
José Ramón Arce	20,325.33
Alfonso Botín de Sautuola	20,325.33
John de Zulueta	20,325.33
Fabiola Arredondo	20,299.63
Total	**233,715.73**

As of 31 December 2003, the plan had earned a return of 28,71%. The rights associated with this plan may only be exercised by the Directors between 1 January 2006 and 31 December 2007.

There was no return on the plans for the expectation of rights referenced to shares approved for fiscal years 2002 and 2001.

Total director remuneration for 2003

(thousands of euros)	**2003**	**2002**	**2001**
Remuneration, allowances, salaries and incentive plans	3,927	3,361	5,695
Life insurance premiums and pension plan contributions	99	853	627
Director financing (global) (*)	51,779	51,197	42,695

(*) The average original term of the loans and credit facilities is 9.56 years and the interest rates range from 3.33% to 2.77% (excluding the financing of convertible debentures, whose interest rate is that on the debentures, and imputing the related compensation in kind). The guarantees have an undefined average term, interest rates from 0.4% to 4.0%, and amount to €17,687 thousand, which is included in the foregoing figure.

The table above reflects all director remuneration for 2003, including payments in the form of free shares and excluding the cost of expectations on rights referenced to shares (options) which are shown on the following table:

(thousands of euros)	**2003**	**2002**	**2001**
Cost of director options	234	546	505

The tables showing the total director remuneration for 2002 and 2001 did not include this item because the value of Bankinter's shares at the time the options or expectations were called was lower than the value of reference of the rights.

Director remuneration as a percentage of after-tax profit.

Director remuneration not counting the cost of options was equivalent in fiscal year 2003 to 0.65% of the after-tax profits of the Bankinter Group (0.50% and 0.51% in fiscal years 2002 and 2001, respectively) and 0.73% of the after-tax profits of Bankinter S.A. (0.57% and 0.48% for fiscal years 2002 and 2001, respectively).

If the cost of the options is included, the director remuneration for fiscal year 2003 was 0.83% of after-tax profits for the Bankinter Group (0.99% and 1.03% in fiscal years 2002 and 2001, respectively) and 0.92% of the after-tax profits of Bankinter S.A. (1.14% and 0.97% in fiscal years 2002 and 2001 respectively).

4.3 Aggregate remuneration of executive directors and senior executives of the company.

Executive Staff	
People	8
Wages and salaries	4,430.32 thousand euros
Incentive plans	626.59 thousand euros
Pension plans	190.73 thousand euros

The aggregate remuneration includes that paid to a total of eight people: Chairman (executive director); CEO (executive director); Secretary general and of the Board (1); General Directors (3) and Deputy General Directors (2).

There are no contracts or clauses which guarantee directors or executives the payment of any extraordinary remuneration or indemnity in the event of their dismissal or a substantial change in the control, administration or stockholder structure of the company.

4.4 Directors representing significant shareholders.

The directors named to represent significant shareholders or at the request of significant shareholders are those listed under heading II.3 of this Corporate Governance Report: Cartival S.A. and Elías Masaveu Alonso del Campo.

In addition, the appointment of Alfonso Botín-Sanz de Sautuola y Naveda as a director was supported by the significant shareholder Cartival S.A. and by the director Emilio Botín-Sanz de Sautuola by virtue of his ownership in the company's share capital. The shares owned by directors are shown under heading II.5 of this report.

4.5 Directors sitting on the boards of associated companies.

None of the Bank's directors sits on the Board of Directors of any company that is in turn a significant shareholder in Bankinter. In the case of the director Cartival S.A., as already mentioned under heading II.3 of this report, the Director of this company and its representative on the Board of Directors of Bankinter S.A. is Marcelino Botín-Sanz de Sautuola y Naveda.

None of the Bank's directors hold administrative office or are directors in other publicly traded companies which are part of the Bankinter Group. In fact, in the Bankinter Group there are no other publicly traded companies other than Bankinter S.A. – and temporarily the company Bankinter de Inversiones Sociedad de Inversión Mobiliaria S.A., on whose governing body none of the Bank's directors sits.

The director Alfonso Botín-Sanz de Sautuola y Naveda is a director of Línea Directa Aseguradora S.A.

Jaime Botín-Sanz de Sautuola, an indirect significant shareholder through the company Cartival S.A., and non-director adviser to the Board of Directors of Bankinter, has been the Chairman of the Board of Directors of Línea Directa Aseguradora S.A. since 1995 on behalf of Bankinter.

IV. OPERATIONS WITH ASSOCIATED COMPANIES AND INTRAGROUP OPERATIONS

1. LIST OF OPERATIONS

Included under this title are credit, loan, advance, bank guarantee discount, lease financing and other high demand Bank operations with directors, significant shareholders and other related persons divided into totals per category, grouping together individuals and related or linked companies. Not included are the more traditional operations of the Bankinter Group such as savings, investments, and asset management. At the time of publication the CNMV had not approved the criteria that in development of the Ministerial Order dated 23 December 2003, served to define in each case, the form and level of detail that should be supplied in relation to linked operations.

In any case, the operations undertaken were subject to market conditions and interest rates and have proper guarantees or guarantors in accordance with the criteria applied by the Bank for operations with customers that do not come under the category of administrators or significant shareholders.

1.1 Financing operations with directors.

As of 31 December 2003, the total amount of direct and indirect financing to directors and related individuals come to 51,779,000 euros. This financing earned an annual interest rate of between 3.33% and 2.77% (excluding the financing of convertible bonds and securities whose interest rates are equivalent to those bonds and securities whose interest rates are paid in kind) and have an original average amortization period of 9.56 years. The bank guarantees have an indeterminate average period and the interest rates are between 0.4% and 4.0% with total financing of 17,687,000 euros, which is included in the previous figure.

1.2 Financing operations with significant shareholders.

As of 31 December 2003 the total amount of financing provided to Casa Kishoo SA and associated individuals was 23,446,000 euros.

1.3 Financing operations with managers

The total financing awarded to managers excluding executive directors as of 31 December was 12,882,000 euros. The number of bank guarantees provided is not available at this date.

1.4. Non-financial operations with directors, significant shareholders and managers.

There is no evidence of operations outside the company's normal business activities with either directors, significant shareholders or managers.

1.5 Significant operations with companies of the Bankinter Group.

No operations have been carried out with companies forming part of the Bankinter Group that should be included in this section. In accordance with the Ministerial Order dated 26 December 2003, only those significant operations shall be processed (as per

Directive 2002/87/CE) and the CNMV Project Circular and shall be excluded from the consolidated financial status report and do not form part of normal business activities regarding their objectives and conditions.

All operations with Group companies are part of the company's normal business activities in terms of conditions and they have been carried out at market prices.

The relationship between the Bankinter Group companies and their corresponding institutional and financial centers are included in this year's Financial Report.

1.6. Operations of directors unrelated to the ordinary business of the company or under normal market conditions.

The company has no information of any operation with directors – nor significant shareholders or managers – whose characteristics come under the heading contained in Article 114.2 LMV.

1.7. Conflict of Interest.

No conflict of interest situations, direct or indirect, exist between the company and its administrators that have not been declared or are known by the company or the company has declared them invalid as per Article 127 of the LSA.

1.8. Director interests in the share capital of companies with identical, analogous or complementary activities.

The shares of Director Emilio Botín-Sanz de Sautuola in Banco Santander Central Hispano S:A: - of which he is the President – equate to 2.12% - including represented shares, and of Director Elías Masaveu Alonso del Campo with the same bank with which he is also a director equate to 0.25%, according to the bank's annual financial report.

The aforementioned shares and positions – obtained from a historic, public and legal source – have been communicated to the company (in accordance with Article 127 LSA) neither of which are considered to constitute a conflict of interest that could affect the responsibilities of the administration, fidelity and loyalty of said directors with the Banco de España being fully informed at all times.

The non-director adviser to the Board of Directors, Jaime Botín-Sanz de Sautuola y García de los Ríos, is the owner of 0.22% of the share capital in the same bank, BSCH, and also its first Vice President.

As of 31 December 2003, the shares of BSCH in the company's capital was 0.38%. The investment portfolios managed by BSCH were 0.075% of the company's capital according to the company's shareholders register of the same date.

2. PROCEDURES FOR DETECTING AND REGULATING POSSIBLE CONFLICTS OF INTEREST BETWEEN THE COMPANY AND/OR GROUP AND ITS DIRECTORS, EXECUTIVES OR SIGNIFICANT SHAREHOLDERS.

Article 23 of the Board of Directors Regulations , under the title of "Conflicts of Interest" states that directors must inform the Audit and Regulatory Compliance Committee or Board of Directors of any situation that may cause conflicts of interest between the company and any other paid activity that they may carry out by their own means or otherwise for other companies or entities, or any other situation that might affect the fulfillment of their responsibilities as administrators of the company as soon as they arise.

In the event of such a conflict, the director concerned shall abstain from taking part in discussions, decisions and operations that refer to the conflict. Furthermore, the directors must inform the Audit and Regulatory Compliance Committee about the shares in the company's capital when they are a majority shareholder or are in control of said company, just as any change to the referred share holdings.

Operations between the directors and the company from the outset, must be carried out at market prices and conditions with full visibility, in addition to the bonds and securities market rules of conduct contained within the Rules as well as any other applicable legislation.

With the exception of standard banking operations, directors should inform the Audit and Regulatory Compliance Committee of any direct for indirect professional, commercial or economic transgressions with the company, especially those distant from the company's day to day business activities and those that have not been carried under normal market conditions.

Additionally, executive directors shall inform the Audit and Regulatory Compliance Committee, at the time of occurrence, of their investments and financial and economic operations in general.

Likewise the Board of Directors Regulations state that:

- Directors are not to use the company name or their status as a director when carrying out operations on their own behalf or related individuals. Neither should they use Bank information, employees nor make use of their position to gain a financial advantage, except when carrying out an approved personal operation under market conditions or when the information is in the public domain.

- Directors must not either for their own benefit or related individuals undertake any operation related to the company to which they had prior knowledge due to their position when the investment or operation would have been offered to the company or with which it would have had an interest.

- The exception is where the company has without influence of the director in question, underestimated the investment or operation. The directors business opportunity is understood to be any possibility of making an investment or financial, industrial, commercial or property operation that may have arisen whilst exercising his responsibilities or by using Bank information or indeed circumstances that would be reasonable to believe that the offer was made to the Bank by a third party.

- The directors shall inform the Regulatory Compliance Unit those portfolio management contracts that they have signed or are about to sign, as well as their intention to subscribe to acquire shares in property company when said company is under their control. The directors will assume the responsibility that the execution of such contracts or operations of the aforementioned companies shall not seriously affect the rules of conduct establish established in the current Rules.

- The directors shall provide to the Regulatory Compliance Unit and maintain, a declaration detailing all significant connections, of an economic, family or other nature with customers of the Bank or Group for services related with the bonds and securities market as well as stock market listed companies.

- The Audit and Regulatory Compliance Committee may request information from the suppliers and shall be able to limit or prohibit day to day value operations as well as those that do not require financial cover or in conditions that are normally applicable to the ordinary customer.

- The Regulatory Compliance Unit can request information from the directors pertaining to shares that they might hold in property companies, or stock market listed companies in general that are controlled by the director.

- The Regulatory Compliance Unit can request information from the directors pertaining to other securities and bonds issued by Bankinter or other companies within the group.

- The communications between the directors and the Audit and Regulatory Compliance Committee and vice-versa may be dispatched via the Regulatory Compliance Unit. The said communications can also be sent via the Board of Directors.

- The Regulatory Compliance Unit shall maintain a record of all referred communications and shall periodically inform the Audit and Regulatory Compliance Committee of the contents of said record.

The concept of related individuals includes, in addition to those mentioned in Article 28 of the Board Regulations, the parents, children, brothers or sisters of the director and their spouses as well as the director's spouse.

Together with the rights of information regarding potential or real situations of conflict of interest with which the directors are involved, the company's Regulatory Compliance Unit, dependant to the Audit and Regulatory Compliance Committee, is the internal organization responsible for detecting and controlling possible situations or operations in which the administrators interests could be at odds with those of the company. In all cases the Regulatory Compliance Unit should immediately inform the previously mentioned committee so that the appropriate decision can be taken or proposed to the Board.

3. AUTHORITATIVE BODY FOR REGULATING AND SETTLING CONFLICTS OF INTERESTS OF DIRECTORS.

As already indicated, the competent means, in accordance with the Board of Directors Regulations, for dealing with this matter is the Audit and Regulatory Compliance Committee supported by Regulatory Compliance Unit.

Article 27.1 of the Board Regulations regulates the exemption procedure: The Audit and Regulatory Compliance Committee shall exempt under exceptional, singular and justified circumstances, apart from legal prohibition, the fulfillment of the information obligations prevention of conflicts of interest, as well as the conduct obligations in the bonds and securities market as referred to in the Rules. The Committees decision will be expressly recorded in the minutes of the corresponding meeting and be communicated to the Board of Directors. In the same way, the exception can be given directly by the Board or in urgent cases by the President who must inform the Audit and Regulatory Compliance Committee and the Board of Directors.

With respect to obligations relative to conduct in the bonds and securities market, the exception shall be conditioned to a previous declaration by the interested party that he is not in possession of privileged and relevant information.

V. RISK CONTROL SYSTEMS

1. INTRODUCTION

Bankinter places particular emphasis on the identification, measurement, control and monitoring of the risks it assumes. These risks are broken down as follows:

1.- Credit risk.
2.- Interest rate risk.
3.- Market risk.
4.- Currency risk.
5.- Liquidity risk.
6.- Equity price risk.
7.- Derivatives risk.
8.- Operational risk.

The Board of Directors, acting through the Audit and Regulatory Compliance Committee, the Audit Division and the Institutional Control Unit, guides and supervises the accounting policies and internal control systems and procedures, in relation to all the risks involved in the Bank's activity, and the prevention of money laundering pursuant to current legislation. The objective is to properly manage risk and optimize such management through the assets, liabilities and hedging instruments available to the Bank.

For this purpose, the Board of Directors approves and periodically reviews the main credit risks and sets and updates the operating limits of Treasury and Capital Markets in application of the current Bank of Spain Circulars.

The internal audit and control systems also encompass other risks inherent in the Group's activity, such as legal, tax, fraud and technology risk.

The Bankinter Group's Annual Report provides detailed information on the internal control systems applied to the Bank's different risk areas.

An internal project is in progress at the Bank to analyze the new developments of all kinds arising from the future regulation by the BIS (Bank for International Settlements) in different areas (market risk, credit risk, operational risk, etc.) and to optimize management of the Group's equity and liquidity.

2. RISK CONTROL SYSTEMS IN GENERAL

2.1 General Bank Policies

The purpose of Bankinter's policy on interest rate and liquidity risk control is to manage the impact of interest rate variations on the balance sheets and income statements of the Bank and of the consolidated Group.

The Asset-Liability Committee (ALCO), which is directly responsible for managing overall interest rate and liquidity risk, adopts the most appropriate investment and hedging strategies to mitigate the impact of interest rate fluctuations and determines the financing policies.

The methodology used by the Bank is a model for the integral management, measurement and control of the Bank's asset and liability interest rate risk which is known as the gap model. It consists of an interest rate map based on certain working assumptions and defines the Bank's risk exposure to market variations in interest rates.

A monthly interest-rate risk simulation of the balance sheet is performed to estimate the influence that interest rates may have on the spread.

Bankinter's liquidity risk strategy involves the coordinated management of its balance sheet assets and liabilities and, specifically, of its interbank assets and liabilities.

The liquidity risk control tools used are the "liquidity gap" and the "interbank market status report".

2.2 Treasury and Capital Markets Operations

In addition to providing overall interest rate and liquidity risk management services, the Treasury and Capital Markets Division operates in the markets to take advantage of the business opportunities that arise.

For this purpose, the Board of Directors of Bankinter, S.A. has established limits and internal measurement procedures for the risk on each of the products and markets in which the Division trades. These limits are reviewed annually and are fixed depending on the financial instrument being traded.

Limits have been established for interest rate, currency and equity price risk, in addition to specific risk limits for trading in derivatives. These limits establish maximum exposures based on stop-loss or maximum loss rules, as well as using value-at-risk (VAR) methodology.

VaR

Market risk is measured by value-at-risk (VaR) methodology, which quantifies the maximum potential loss that can arise from a given portfolio with a 95% confidence level and a one-day time horizon. VaR is calculated by the parametric model, which is based on the statistical assumption that changes in market prices follow a normal probability distribution.

Stress Test

Stress test estimates quantify the maximum potential loss in portfolio value under extreme scenarios of change in the risk factors to which the portfolio is exposed. This measure supplements that of value at risk.

The scenarios used are as follows:

a) Interest rate scenarios: for terms in the curve below three months, a variation of 200 basis points with respect to current rates; for terms from three months to two years, a variation of 125 basis points; for terms from two years to ten years, a variation of 75 basis points; and for terms above ten years, a variation of 50 basis points.
b) Equity scenarios: Stock market fall of 30%.
c) Exchange rate scenarios: Variations of the euro against the currencies of non-emerging countries of 5%.
d) Volatility scenarios: Rise in volatility of 60%.

3. CONTROLLING CREDIT RISK.

The risk control systems take the form of the procedures that control the different phases of the risk function: study, sanction, formalization, accountability as well as subsequent operation control and monitoring.

With regard to operation study and sanction, the Board of Directors delegates within the Risk Committee and in turn the committee delegates to the different sanction departments (Risk Management and Regional Organizations Division).

The collective decision from the different sanction departments combined with the existence of an electronic system of authorizations that validates the adequacy of the delegated powers in terms of the nature, amount and length of the risk, provide the means for efficient prevention control, given the degree of importance placed on decentralization and autonomy of Bankinter's distribution channels and networks.

Similarly, the important volume of Sanctioned Operations via mechanical systems – above all in the area of personal clients – based on rigorous statistical analysis of clients conduct and the state of the principal macroeconomics, give the objectivity to the sanction, which in itself is an element of preventative control of the upper most importance.

Moreover, in the area of corporate, SME banking, a risk calibration system has been introduced generating a "client rating" which adds a new objective factor within the sanction function, as well as in the calculation of the specific risk rating applicable to each client and operation.

With reference to the formalization and accountability of credit operations, the integration of all the Bank's operating systems must be highlighted, especially the connection between the Bank's "authorization application" and the "unified contracts system", which contributes significantly to the reduction of operational risk.

With regards to credit risk control and monitoring systems, the society has introduced newly developed computer procedures that permit the management situations where clients are in breach of contract and the prevention of future incidents.

The "Client non-standard risk classification system" classifies in different risk grades or categories, the credit portfolio, thereby easing the risk management.

The objective non-standard classification is directly linked to the clients breach of contract with the Bank, assigning him the worst of his positions, according to the applicable standards for apathetic situations: disappointed, doubtful, slow payer or an incident of more than 30 days.

The subjective non-standard classification has two categories: to extinguish/ to assure and monitor, either being applied at the discretion of any Bank employee, or automatically, as a result of specific investigations regarding the clients repayment capability and specific situation development both within our branch and the system.

The "client alert system" assigns points to clients after processing a series of balanced variables based statistical analysis.

This is a universal system for the full portfolio, as well as treating clients individually, for the particular area of business.

The integration of systems and applications that shape the risk function should be classified as an additional control by itself. For example, the quality of the non-standard risk could determine the automatic blockage of sanction operations or the suspension of the facility to sanction operations.

The efficiency of the systems previously described can be credited to the exceptional development of the Bank's Nonperforming loans/Total risk exposure figures, that compares very positively to that of our competitors.

Nonperforming loans/Total risk exposure and Recorded allowance/Nonperforming loans

Calculated Risk Managed	2003	Var 03/02	2002	Var 02/01	2001
Nonperforming loans/Total risk exposure*	**0.28**	(0.03)	**0.31**	0.02	**0.29**
Recorded allowance/Nonperforming loans*	**612.22%**	44.7%	**434.97%**	9.7%	**396.60%**

* ex-securitization

4. NEW CREDIT RISK MANAGEMENT AND CONTROL MODELS.

2003 has seen the continued development and construction of risk models, based on statistical systems and orientated towards homologation as required by Basel II (Bis/Basilean International Payment Bank).

Different homogenous investment categories have been defined and since the middle of this financial year, these methodologies have been applied to mortgage operations that represent 60.7% of the Bank's clients credit investments.

The securing of a rating for each one of the operations and the associated probability of payment default, allows a much more efficient portfolio analysis and management. The new methodology significantly reduces the probability that the operations will end up in payment default, whilst maintaining very similar levels of authorization.

The model has been presented to the Bank of Spain for approval and to be included as a statistical tool based insolvency calculations based on the Branch's own models. Bankinter, since 2001, has an authorized provision co-efficient that will be substituted by the application of expected loss calculations in accordance with the Basel II methodology.

The expected loss and capital consumption calculations point to a significant improvement in capital, credit provisions and definitively business management requirements as soon as the systems are officially approved.

The work carried out is at a very advanced stage in line with the legal personnel segments. Its completion will mean that the Bank's complete client investment program will be using advanced systems in line with the Basel II requirements.

VI. THE GENERAL MEETING OF SHAREHOLDERS

1. Introduction.

In compliance with the company Bylaws and the General Meeting rules (proposed), the General Meeting of Shareholders is the society's highest body and therefore it is empowered to adopt all kinds of agreements that abide by the Law and Company Rules for matters within its authority.

In particular the powers within the authority of the General Meeting include the following:

- The approval of annual accounts, consolidated annual accounts, management of the Board of Directors and the proposed result application.

- The naming and dismissal of Board Members, as well as the ratification and repeal of provisional Board nominees taken by the Board of Directors.

- Establishing the effective number of Board Members and the delegation within the Board of Directors with the power to provisionally nominate members to occupy vacant positions prior to being filled in accordance with the Bylaws.

- The naming and reelection of account auditors.

- The increase and reduction of company capital, the issue of bonds and in general, of asset values of whatever nature, including the preferred shares, transformation, fusion, break up, society dissolution and whatever modification to the Bylaws.

- The Board of Directors authority to increase the company capital in accordance with the law pertaining to Limited Companies and to issue bonds of whatever nature and the delegation within the Board of Directors of any other powers of approval in accordance with the law and Bylaws.

- The approval and modification of the Rules of the General Meeting subject to those established by Law and the Bylaws.

- The authorization of payment to Board Members consistent with the surrender of shares or option rights or the equivalent value of shares for legally established situations.

- The execution of any other competency which is attributed to it by Law or the Bylaws and the knowledge or decision over another matter that the Board of Directors agrees should be the object of information or resolution by the General Meeting that is deemed of special relevance.

The Board of Directors can interpret, rectify, carry out and develop the agreements adopted by the General Meeting and nominate those persons for producing the corresponding private or public documents. The execution of the authority that are within the competency of the General Meeting will in every case be capable of being delegated by the Board of Directors by agreement with the General Meeting except where it is legally prohibited.

The General Meeting can be either ordinary or extraordinary. The ordinary General Meeting, previously convened as such, will take place within the first six months of each financial year in order to review the company management, approval if required, the accounts of the previous financial year and take any action necessary, such as approving if required, the consolidated accounts without prejudice to its responsibilities deal with and agree any other matter that appears on the agenda. Items that have not been considered in the section above will be dealt with in the Extraordinary General Meeting.

The Board of Directors shall themselves convene the General Meeting when requested by shareholders who have at least 5% of the company capital, and who include in the request the corresponding agenda items. In any case, the Shareholders Extraordinary Meeting shall be convened within 30 days of the date officially notified to the Directors and the agenda shall of course include those items that prompted the shareholders to request the meeting.

The General Meetings shall be held at the registered address or in Madrid as indicated on the convening notice.

The Directors shall be able to request the presence of a notary to take the minutes of the General Meeting.

The holders of six hundred or more shares officially registered in their names at least five days before the meeting date have the right to attend the General Meetings. Both named shareholders or their legal representative whose names appear on the registered shares shall be considered except, a trustee shareholder whose rights are maintained by the Society.

Those that possess less than the required number of shares may group together, with one shareholder representing the remaining. On the other hand any shareholders may legally be represented by any other shareholder with the right to attend the Meeting, the latter grouping his shares with those of the former.

To attend the General Meeting, it is essential to be in possession of the corresponding attendance card that are issued by the Secretary General of the Bank in accordance with the list of shareholders entitled to attend or to accredit ownership in another way permitted by current legislation or Company Bylaws.

The statutory limitation on the night to attend, clearly allowed by law, does not restrict ones right to vote: those shareholders who possess less than the indicated number of shares can delegate their vote to a third party and they can get together as a group to exercise their right to attend. The attendance limit, very common in floated companies, has one sole purpose to maintain order in General Meetings of societies with a very large number of Shareholders.

The last Extraordinary General Meeting was held on 11th November 1998. The agility of the authorization and delegation mechanisms approved each year make it as a general rule unnecessary to hold an Extraordinary meeting.

In accordance with the Company Bylaws and the Rules of the General Meeting (proposed), it falls upon the President to determine and manage the order of the agenda items and to put an end to debates that have run their course, to decide the voting format and to resolve doubts and complaints regarding the agenda, the requirements for valid constitution and adoption of Meeting agreements, as well as share ownership and shareholder representation.

In accordance with the Financial System Reform Measures Act, the Board Member who chairs the Audit and Regulatory Compliance Committee attends the Ordinary General Meeting to present the conclusions of the Committee's Report for the previous financial year and to answer shareholders' questions.

2. GENERAL MEETING REGULATIONS

The Board of Directors has agreed to include in the 2004 General Meeting of Shareholders the approval of the General Meeting Rules in line with Law 26/2003 dated 17 July, regarding floated companies.

The objective of the Rules cover the convening, preparation, information, constitution, and running of the General Meeting of Shareholders, establishing the organization and functional principles with respect to those matters regulated in Law and in the Bylaws and shareholder's rights to information, participation and voting.

Approval and modification of the Rules require a General Meeting agreement by the general quorum established by the Public Corporations Act and Bylaws.

The Rules shall come into effect following the first General Meeting following their approval, without prejudice to the legal and statutory rights of the shareholders.

The Board of Directors shall propose modification of the Rules to the General Meeting when considered necessary or convenient, submitting the proposal and corresponding justification.

The CNMV will be informed of the Rules together with a copy of the Business Register document confirming their proper registration. The Board of Directors shall adopt whatever means necessary to ensure maximum dissemination of the Rules amongst the shareholders, investors and markets.

The General Meeting Rules shall be published together with the Board of Directors Regulations on the corporate website, www.ebankinter.com/webcorporativa, and will be available to all shareholders from the head office.

In 2003 some floated companies approved General Meeting Rules, although the majority, as with the Bankinter, preferred to wait for the publication of new legal measures that are contained in the Visibility Law.

The General Meeting Rules Structure (proposed) is as follows:

I. INTRODUCTION

Article 1. Purpose
Article 2. Validity
Article 3. Publicity

II. RESPONSIBILITIES AND TYPE OF GENERAL MEETINGS

Article 4. Responsibilities of the General Meeting
Article 5. Types of Meetings.

III. CONVENING THE MEETING AND SHAREHOLDERS' INFORMATION RIGHTS

Article 6. Convening the General Meeting
Article 7. Announcement notice
Article 8. Shareholders' Information Rights Prior to and During the Meeting

IV. DELEGATION AND ATTENDANCE RIGHTS

Article 9. Delegating Votes
Article 10. Attendance Rights
Article 11. Logistics

V. CONSTITUTION AND CONDUCT OF THE GENERAL MEETING

Article 12. General Meeting Committee
Article 13. Chairman's Responsibilities
Article 14. Format and Conduct of the General Meeting
Article 15. Request for Participation
Article 16. General Meeting Reports
Article 17. Shareholder Participation
Article 18. Information
Article 19. Proposals

VI. PASSING RESOLUTIONS

Article 20. Voting on Proposed Resolutions
Article 21. Passage of Resolutions and Publication of Results
Article 22. Meeting Closure

VII. MEETING MINUTES AND AGREEMENT PUBLICITY

Article 23. Minutes of the Meeting
Article 24. Agreement Publicity

The entire contents of the General Meeting Rules (proposed) can be found, together with the remaining proposals for the 2004 General Meeting, on the website at www.ebankinter.com/webcorporativa. Once approved, in this case by the General Meeting, the Rules will form part of permanent content on the website.

3. SHAREHOLDERS' INFORMATION RIGHTS IN RELATION TO THE GENERAL MEETING.

3.1 Publication and contents of the announcement of the General Meeting and proposed resolutions.

In accordance with the Law, Bylaws and proposed General Meeting Rules, the General Meeting announcement will be signed by the Secretary of the Board of Directors prior to being forwarded to the CNMV from where it will be published in at least two major newspapers based in the headquarters province.

In addition to the legal and statutory requirements, the announcement shall also detail the form and place that the proposed agreements that are being put forward for approval shall be made available to shareholders as well as, the Management Report, Financial Year Report, Corporate Committee Annual Report and any other report or document the Board of Directors decide to include in the General Meeting. Electronic addresses and telephone numbers for use by shareholders shall also be included.

The announcement shall be forwarded to the CNMV as well as the corresponding regulatory bodies and shall also be included on corporate website where the aforementioned reports and documents shall also be published indicating the relevant section or extract.

Beyond the announcement issue date, the company shall publish on its website and via another means of communication it deems necessary the entire text of the proposed agreements put together by the Board of Directors as per the agenda except those proposals that by Law or Bylaws that do not have to be made available to shareholders from the date of the announcement and where the Board of Directors consider special circumstances exist not to do so. In the event that any of the proposals be modified prior to the General Meeting, the Board of Directors shall inform the shareholders of said modification and shall read out the entire contents of the new proposal prior to voting.

Likewise from the date of the announcement, the company shall include all information it deems necessary to assist shareholders to attend and participate in the meeting on the corporate website including:

- Vote delegation procedure.
- Delegation systems or electronic voting that can be used.
- Information on the place where the meeting is to be held.
- If necessary information on the systems and procedures in order to follow the meeting from a distance.

Shareholders shall have the right in any case to request the Company to deliver free of charge to their home, all the documents mentioned in this article.

The information shall be available on the website in Spanish and English with the Spanish version taking precedence.

3.2 Shareholders' information rights prior to the Meeting.

The company shall comply with its legal obligations to provide information to the shareholders via the corporate website, without prejudice to using other means and without prejudice to the shareholders rights who by law may request hard copy information.

The corporate website will serve, amongst other things, as a means for communicating:

- The Meeting announcement and the publication of the corresponding information and documentation.
- Shareholders' information established by Law, Bylaws and the existing Rules.
- The dissemination of information pertinent to the company in accordance with the Law.
- Shareholders' information rights.
- Shareholder voting delegation rights and the electronic voting procedure as defined by the company.

The requests for information by shareholders and the answers provided by the company shall be via the corporate website using E-mail or any other means available to the company. In any case, shareholders can exercise their right to information by approaching the Company Shareholders Office or any of the other addresses detailed in this report.

Shareholders may request in writing information or clarification pertinent to the agenda items up to seven days prior to the meeting.

Furthermore, shareholders shall be able to request in the same timescale all information passed to the CNMV, and thereby in the public domain, since the last General Meeting.

The company is obliged to supply written information up until the day of the General Meeting. If the information has not been requested within the specified timescale then it could be provided during the Meeting or within the following seven days.

3.3 Shareholders' information rights during the Meeting.

On entering the building where the General Meeting is to be held, copies of the text of the proposed agreements to be discussed in the meeting together with the Annual Report, the Annual Report from the Corporate Board and general reports and documents shall be made available to shareholders.

During the General Meeting shareholders will verbally be able to request information or clarification on those items included on the agenda and, in the event of not being able to provide appropriate response, the company is obliged to provide the information, in writing, during the first seven days following the meeting.

The company shall be obliged to provide the information requested except in cases where judged by the President, the publication of such information would prejudice company interests. This does not refer to agenda items or unnecessary or abusive items.

Information shall not be denied when the request is supported by shareholders who represent a least a quarter of the company capital.

The Board of Directors shall be responsible for ensuring that all information required by law to be made available to shareholders is made available. The Board of Directors could empower one of its members, the Secretary or Bank Managers or employees as deemed necessary to respond to the Shareholders' information requests.

Without prejudice to the above, shareholders can at any moment via the Company Shareholder Office, make any proposal, idea or consultation in relation to the company's company activities.

Shareholders permanent company contact services are as follows:

Shareholders' Office
Pablo Santos Romero
Pico de San Pedro 2
28760 Tres Cantos - Madrid
Tel: 91 339 83 30 - 91 339 75 00
Fax: 91 339 83 23
E-mail: *ofiaccionista@bankinter.es*

External Communications
Blanca Hernanz Bodero
P° Castellana, 29
28046 Madrid
Tel: 91 339 75 00 Fax: 91 339 75 40
E-mail: comunicacion@bankinter.es

Investor Relations
José Luis Vega Riestra
Avda. Bruselas, 12
28100 Alcobendas - Madrid
Tel: 91 623 43 41 - 91 339 75 00
Fax: 91 623 43 08
E-mail: investor_relations@bankinter.es

The contact information for the above services can also be found in the Company Annual Report and in the three monthly three part result information documents.

4. REPRESENTATION AND DISTANCE VOTING.

4.1 Representation.

Every shareholder may be represented in the General Meeting by another shareholder who has the right to attend. That delegation also covers those items that are not foreseen on the meeting announcement agenda but by law may be dealt with at the General Meeting.

Representation shall be granted specifically for each General Meeting in writing or by mail, telephone, electronic mail, mobile phone message or any other electronic or telemetric communication means permitted by the Company. The Company will advise via the corporate website, the long distance voting delegation system to be used – and other means considered suitable – as well as the identity and authenticity guarantees to be demanded of the shareholder that grants representation and the security and integrity of the long distance communication. To that end, the company shall be able to request the use of a recognized electronic signature or any other secure system decided by the Board of Directors or department or persons to which the Board has delegated that responsibility.

Either in the case of voluntary representation or legal representation, the shareholder shall bet be able to have more than one representative in the meeting.

Voluntary representation is always revocable under the terms in the General Meeting Rules (proposed). By law, the shareholders personal attendance at the General Meeting shall take precedence except when the representative contribution is required.

In the case of a public request for representation in accordance with the LSA, the rules contained therein and within the LMV shall be applied. In particular the document or communication that reflects the representation shall itself or by reference, contain the agenda as well as the request for voting instructions and an indication as to how the representative will vote should specific instructions not be received without prejudice to those exceptions foreseen by Law.

In the same way, if the representation was to have been validity with the Law and current Rules, but voting instructions had not been included or to raise doubts about the addressee or the extent of the powers of the representation, then the delegation shall be assumed to lay with the President of the Board of Directors for all agenda items and the corresponding vote in favor.

The meeting Chairman or by delegation the Meeting Secretary, shall resolve all doubts pertaining to the validity and efficiency of the documents which define the rights of a shareholder to attend the General Meeting as an individual or on behalf of grouped shareholders and similarly the delegation or representation in favor of another shareholder, favorable resolving the deficiencies as required.

On convening the General Meeting, the Board must approve the most efficient means for vote delegation and shareholder representation at the General Meeting or rights to attend to be chosen by the Shareholder.

Since the 2000 General Meeting, the Bank has allowed the shareholder to delegate his right to vote electronically in the following manner: an E-mail is sent – besides the traditional letter – to all shareholders who have informed the Bank of a E-mail address, being Bankinter customers with codes to use telephone and/or internet banking (except legal people, non-residents and owners of more than 300 shares), as well as Bankinter Group employees that represent approximately 6.37% of the company capital.

The effective number of shares represented by this process is still limited: in the 2002 General Meeting there were 4,073 shareholders owning 1,170,090 shares, 1.54% of the company capital. In the 2003 General Meeting 454,906 shares were delegated via internet, by electronic mail 1,525,068 shares from shareholder employees, 61,019 shares by telephone and via conventional means (post/sign letter of delegation) 44,586,112 shares. In all cases, the shareholder identification security and justification measures applied to distance delegation are detailed later.

In the coming years the Company hopes the number of shareholders using the delegation and distance voting procedures will increase, thanks to the growth in new technologies and to the distance voting delegation system that will come into force from the 2004 meeting.

4.2 Distance Voting

The current Bankinter company Bylaws (article 42) establish the predetermined or voluntary communication or information passed between the company, shareholders and administrators regardless of who is the sender or receiver, and they can be effected by either electronic or other means of communication except when specified in law and the security and rights of the shareholders are not infringed.

This regime shall be applicable to discussion, voting and adoption of agreements by departments of the Company, similarly the request and granting of representation for General Meetings.

Bankinter has been one of the first European limited companies to introduce in its Bylaws – since the statutory reform approved by the General Meeting of the 14 March 2001 – the electronic delegation of voting rights and the possibility of direct electronic voting.

Included in the statutory reform proposals approved by the Board of Directors to be included in the 2004 General Meeting, is a new text for article 42 whilst maintaining the essential content, which offers clear wording including an explicit reference to the content of the General Meeting Rules and the responsibilities of the Board of Directors.

The proposed text of the new article 42 is as follows:

"The communication or information, mandatory or voluntary, between the Company, shareholders and administrators, regardless of who is the sender or receiver, may be carried out by electronic means or other communication techniques guaranteeing above all, the security and rights of the shareholder.

This regime shall be applicable during the discussion voting and adoption of agreements by the companies departments and likewise for the request and granting of representation for General Meetings.

In order for shareholders to award their General Meeting representation by electronic or telemetric communication methods, or exercise an early vote or during the Meeting via the same means, it shall e necessary for said means to guarantee the representation granted and the identity of the person representing. The Board of Directors in accordance with the General Meeting Rules shall be able to demand the recognized electronic signature or otherwise to ensure that whilst not complying with this requirement in full, the shareholder authority and identification guarantees have been fulfilled."

The General Meeting Rules (proposed) foresees that the shareholder vote on the proposed agreements contained in the agenda could be carried out at distance via the postal service, telephone, electronic mail, mobile telephone message or another electronic means of communication or telemetry permitted by the Company. The Company shall inform via the corporate website which system shall e used for distance voting – and any other means considered appropriate – and the guarantees it has decided to demand with respect to the shareholder's identity and authenticity who wishes to use this system and of the security and integrity of the communications. To that effect, the Company shall be able to request the use of a recognized electronic signature or any other secure system determined by the Board of Directors or department or personnel to whom the Board has delegated the authority.

4.3 Notice of the General Meeting and public request for representation.

In addition to the obligatory public announcement and the information contained on the website, the convening of the Meeting needs to be communicated to the shareholders by the following means:

1.- By mail using couriers and hand-delivery: This is aimed at directors, significant shareholders, institutional shareholders and in general, shareholders with more than 50,000 shares.

2.- By ordinary postal service – plus electronic mail if addresses are available – to the remaining shareholders holding between 1 and 49,999 shares, who could delegate their vote by electronic means.

Within this group are shareholders who are customers of ebankinter.com - who will also be summoned by E-mail – as well as shareholders who may or may not be customers of this service.

Contained in the letters will be a new password that will allow them to delegate the vote electronically via the Bankinter website or by sending an SMS message to the Bank.

3.- By electronic mail that has a built in telemetric vote delegation button: This shall be sent to all shareholders who are Bankinter employees.

4.- By electronic mail: To be sent to all shareholders who are customers of ebankinter.com – the Bankinter electronic banking service with an E-mail address stored in the company's databases. The delegation will be carried out using a personal identification code (password) and coordinate card validated by Bankinter for telephone and internet banking.

5.- By mobile telephone (SMS message sent to the shareholders mobile phone): the message will request a co-ordinate from the card should the shareholder be a customer of ebankinter.com or by writing the wording MEETING <code> blank space and a special password that the shareholder will receive should they not be in possession of the co-ordinate cards.

4.4 Voting delegation procedure

1.- By ordinary postal service, by sending the card signed by the shareholder to the Bank or handing it to any related office or center.

2.- By internet:

- Customers of ebankinter.com : using the password from the coordinate card as previously described.
- Non customers using the new delegation code as previously described.

3.- Via telephone banking: only for Bankinter telephone banking customers using the coordinate card password.

4.- By mobile telephone:

- ebankinter.com customer shareholders: coordinate card password.
- Non ebankinter.com customer shareholders. New delegation password.

5.- Via office network.

Bank offices and centers shall provide an IT system to collect shareholders votes who are Bankinter customers and to print the delegation form for shareholder signature.

4.5 Delegation Repeal

Shareholders may order the repeal of their delegation using the following means:

- Telephone call to the Shareholders Office.
- E-mail to the "Shareholder Service Mail Box" or via the corporate website.
- By fax.
- Telephone banking.
- By mail.

In each case the company will apply the appropriate measures to guarantee the shareholders identity and the integrity of the communication.

The vote delegation systems described may also be used to issue a definitive vote prior to the General Meeting with delegation in the manner established by the company in the announcement or on the corporate website.

5. ATTENDANCE AND VOTING AT GENERAL MEETINGS.

Experience of General Meetings over the last few years reveals an attendance very much in excess of the 254% required by law to be able to deal with matters legally.

For the four most recent General Meetings the attendance was:

18 March 2003	61.57%
20 March 2002	38.59%
18 April 2001	40.96%
13 April 2000	44.79%

Shares	**2003**	**2002**	**2001**
Present	513,170	162,491	985,459
Represented	46,932,155	30,793,992	32,645,680
Total shares present and represented	**47,445,325**	**30,956,483**	**33,631,139**

As far as the number of favorable votes on the resolutions proposed by the Board, the majorities obtained are very high, with an average of favorable votes at the last three General Meetings of approximately 98% per resolution. At that last General meeting of Shareholders, all of the resolutions were passed by a majority in excess of 98% of the share capital present or represented.

Information about the Ordinary General Meeting of Shareholders hold on 18 march 2003:

Shares convened	75.770.425	
Capital Stock convened	113.655.637,50	
Shares present in person or by proxy	**46.648.537**	61,57%

Item	Opposed	Abstentions	In favor	% of deleg+present In favor	Share capital in favor	% of total share capital in favor
1	22,798	163,608	**46,462,131**	99.600	**69,693,196,50**	61.320
2	9,705	143,964	**46,494,868**	99.671	**69,742,302,00**	61.363
3	176,592	148,286	**46,323,659**	99.304	**69,485,488,50**	61.137
4	7,813	53,916	**46,586,808**	99.868	**69,880,212,00**	61.484
5	356,010	467,143	**45,825,384**	98.235	**68,738,076,00**	60.479
6	18,906	349,090	**46,280,541**	99.211	**69,420,811,50**	61.080
7	345,644	17,187	**46,285,706**	99.222	**69,428,559,00**	61.087
8	355,160	22,560	**46,270,817**	99.190	**69,406,225,50**	61.067
9	29,618	141,306	**46,477,613**	99.634	**69,716,419,50**	61.340
10	27,005	144,950	**46,476,582**	99.631	**69,714,873,00**	61.339
11	59,647	494,317	**46,094,573**	98.812	**69,141,859,50**	60.835
12	11,868	21,866	**46,614,803**	99.928	**69,922,204,50**	61.521

6. LIST OF RESOLUTIONS PASSED BY THE GENERAL MEETING.

In 2003, only one Ordinary General Meeting of Shareholders was held. The list of resolutions passed at the Meeting is as follows: (extract):

ONE: Examination and approval of the Annual Accounts (Balance Sheet, Profit and Loss Statement and Annual Report), Directors' Report, proposed application of Bankinter S.A. results as well as Accounts and Directors' Report for the Consolidated Group for fiscal year 2002.

BANKINTER, S.A. had before-tax profits of 186,202 thousands of euros in 2003 and net profits of 119,468 thousands of euros, increases of 10.92% and 10.01% over the year before, respectively. The Group's portion of the net profits is 110,329 thousands of euros, a 12.16% increase over 2001. The profit per share for the fiscal year was 1.48 euros, an increase of 11.28% over the year before.

The approval of the Annual Accounts includes a specific early retirement fund for employees to be charged to voluntary reserves in the amount of 19,500 thousands of euros, authorized by the Board of Directors on 13 November 2003 and approved by the Bank of Spain in the resolution notified on 13 December 2003.

TWO: Approval of the Board of Directors' performance and the payment of dividends for fiscal year 2002.

THREE: Appointment, ratification and re-election of Directors.

I. Appointment of Jaime Echegoyen Enríquez de la Orden as CEO for a four-year term.
II. Appointment of Alfonso Botín-Sanz de Sautuola y Navega as a bank director for a four-year term.
III. R-election of John de Zulueta Greenebaum as a bank director for a four-year term.
IV. Re-election of Fabiola Arredondo de Vara as a bank director for a four-year term.

FOUR: Appointment of auditors for fiscal year 2003.

Re-election of PriceWaterhouseCoopers Auditores, S.L., to act as the external auditors of Bankinter, S.A. and the Consolidated Group for fiscal year 2003.

FIVE: Amendment of articles 9, 10, 15, 21, 23, 26, 28, 29, 30, 31, 32 and 43 of the Bylaws. Elimination of article 40. Renumbering of articles 41, 42 and 43.

Article 9 (seventh paragraph): "Acquisition of shares which, themselves or in conjunction with those already held by the buyer, exceed the legally established participation are subject to the formulation of a tender offer in the conditions applicable by law."

Article 10 (second paragraph): Eliminated.

Article 15 (third paragraph): Eliminated.

Article 21 (third, fourth and fifth paragraph): Shareholders' right to know is exercised according to the legal provisions. The information will be provided in the manner and by the deadlines established by law. The Chairman may exclude the publication of information which is to the detriment of the corporate interests, save in case of legal exceptions.

The reading of draft resolutions by the Secretary of the Meeting may be summarized on the Chairman's decision if shareholders representing the majority of the subscribed capital with voting rights present at the General Meeting do not oppose that, and the full text of the draft resolutions and mandatory reports was made available to the shareholders at least fifteen days prior to the date fixed for the Meeting.

The General Meeting will pass specific General Meeting Regulations related to the matters regulated in the Act and the Bylaws, and which will be published in the legally established form.

Article 23: "The Minutes of the Meeting may be approved by the General Meeting itself at its conclusion and, failing that, within fifteen days by the Chairman and two referees, one each representing the majority and the minority. Minutes approved by either of these means are enforceable as of the date of their approval. The Board of Directors may require the presence of a Notary to draft the Minutes of the Meeting in accordance with the Act."

Article 26: "Appointment as Director is for a four-year term, without preclusion of possible indefinite reelection for periods of the same maximum duration.

The Board of Directors Regulations may be used to manage the causes and procedures for the discharge and resignation of Directors."

Article 28 (first paragraph) "The Board of Directors meets with the frequency established in the Board of Directors Regulations and, in addition, whenever decided by the Chairman or requested by the Executive Commission, if there is one, or by five Directors.

Article 29 (first part, second, third and fourth paragraphs): "Resolutions are passed by an outright majority of Directors present or represented at the meeting, except in cases requiring a larger majority according to the law or Bylaws.

If all Directors agree, voting may take place in writing and without a meeting, or using the means provided for in Article 42 of the Bylaws.

Directors may grant their proxy to any other Member of the Board, for each meeting, in writing and even using the means provided for in Article 42 of the Bylaws."

Article 30: "The Board of Directors holds the powers to represent, manage and supervise the Company which are assigned to it in the Public Corporations Act; it may exercise all the rights, and contract and fulfill any obligations related to its operation or business, and so is authorized to carry on any legal acts or business of administration, disposal and ownership, under any legal title, except for those reserved in the Act or Bylaws to the jurisdiction of the General Meeting.

The authorities of the Board of Directors include those for the interpretation, correction, execution and implementation of resolutions passed by the General Meeting, and to designate those who must execute the related public or private documents, in the terms and conditions established, as applicable, by the General Meeting, and to resolve questions which may arise from the interpretation and application of these Bylaws. Unless legally prohibited, any matter falling within the jurisdiction of the General Meeting may be delegated to the Board of Directors."

Article 31 (new paragraphs four, five, six and seven): "The Audit and Standards Compliance Commission will comprise a minimum of three and a maximum of five Directors appointed by the Board of Directors. The Chairman of this Commission and the majority of its Members will be non-executive and independent Directors. The Chairman must be replaced a maximum of every four years, and may be reelected when one year has elapsed following his resignation. The Secretary of the Board of Directors acts as the Secretary of the Commission, which may be attended by the head of the internal audit services, the external auditors and other persons, on the decision of the Commission's Chairman.

The authority of the Audit and Standards Compliance Commission comprises the following faculties:

- To report to the General Meeting on matters raised there by the shareholders in relation to its jurisdiction.
- To propose to the Board of Directors the nomination, reelection or replacement of the external auditors, for submission to the General Meeting.
- To supervise the Company's internal audit services.
- To be informed of and supervise the financial information process, and the Company's internal control systems.
- Relations with the external auditors for the reception of information on matters which may jeopardize their independence, and any related to the audit process, and other communications provided for in the audit legislation and the technical auditing standards.
- Other authorities assigned to it in the Board of Directors Regulations.

The rules fixed in the Board of Directors Regulations and, on a supplementary basis, those governing the Board apply directly to the operation of the Audit and Standards Compliance Commission. In any event, said rules must favor the independence of the Commission's operation.

The Board of Directors Regulations may provide for other Board Commissions, such as the Nominations and Remunerations Commission."

Article 32: "The Directors may, pursuant to a resolution of the General Meeting, be remunerated by one or more of the following systems: payment of a fixed sum for the function of Director, sums accruing for attendance at meetings of the Board of Directors and its Commissions, by delivery of shares or recognition of rights of option thereto, or remuneration referenced to the value of said shares. A General Meeting must pass a resolution on categories of remuneration involving delivery of shares, option rights and others when so required by law. The General Meeting's resolution will, as applicable, indicate the number of shares handed over, the price of exercise of the rights of option and the other items established by law, and may have retroactive effects to the commencement of the financial period to which it refers.

Directors' annual remuneration for all items may not exceed 1.5% of the net annual consolidated income without preclusion, as applicable, of other legal limits. For these purposes, any premium or equivalent value of options or expected rights granted the Directors is counted, valued at the moment of delivery.

Payments arising directly or indirectly under a service, work or other contract concluded by the Company and Director are not counted, for the effects of the above limit, in the remunerations referred to.

The Company may take civil liability insurance for the Directors and executives".

Article 40: Eliminated.

Article 41: Renamed as Article 40 with no change to contents.

Article 42: Renamed as Article 41 with no change to contents.

Article 43: Renamed as Article 42 with the following change to contents:

"Mandatory or voluntary communications and information passing between the Company, the shareholders and the directors may, whoever issues and receives them, be made by electronic means and other remote communication techniques, save when expressly excepted by law and, in any event, with respect for the guarantees of shareholders' security and rights.

The foregoing applies to the meetings, voting and passage of the resolutions of Company bodies, and to requests for and the conferral of proxies for General Meetings."

SIX: Elimination of limitations on voting rights and other statutory restrictions on shareholders' rights: amendment of Articles 16 (10% limit on voting rights), 20 (quorums for the constitution of the General Meeting and passage of certain resolutions), 25 (requirements for appointing Directors) and 27 (requirements for appointing the Chairman) of the Bylaws.

Article 16 (third paragraph) (limitation on voting rights): Eliminated.

Article 20 (first paragraph): "The quorums and majorities required for the valid constitution of the General Meeting and the passage of its resolutions are those established in general in Articles 102 and 103 of the Public Corporations Act".

The second and third paragraphs (enhanced quorums for certain resolutions) are eliminated.

Article 25 (second, third and new fourth paragraph): "Shares grouped voluntarily to constitute a capital figure equal to or more than that resulting from the division of that figure by the actual number of Board Members will be entitled to nominate those who, exceeding whole fractions, are deducted from the corresponding proportion. Shares so grouped may not participate in voting for the remaining Board members.

Should vacancies arise during the term for which the directors were appointed, or the General Meeting delegates to the Board the provisional appointment of Directors to fill vacancies pending nomination, the Board may designate those from amongst the shareholders who are to hold said posts until the next General Meeting.

The internal organization and operation of the Board of Directors and its Commissions, Directors' rights and duties, the rules of conduct on the securities market to be demanded of them, and the category of consultant directors and Board consultants, if applicable, and measures designed to guarantee the best administration of the Company, will be regulated according to the Act and the Bylaws in Board of Directors Regulations, approval of or amendment to which must be implemented in a resolution of the Board, passed by two thirds of the Directors. The content of those Regulations will be reported to the General Meeting and published in the legally established form.

The second paragraph (limitations on being appointed a director) and the fifth and sixth paragraphs are eliminated.

Article 27 (first paragraph): "The Board of Directors will appoint a Chairman from amongst its members: it may also appoint one or more Vice-Chairmen. The Vice-Chairman or, if applicable the First Vice-Chairman will stand in for the Chairman in case of vacancy, absence or illness. Failing that, the Chairman's functions are assigned provisionally to the Managing Director or, if there are several Managing Directors, to the one with the greatest seniority in the post. Should there be no provision for the post of Managing Director, the substitution is assigned, unless the Board designates another Director, to the Director with the greatest seniority in the post".

The second paragraph (requirements for being named Chairman) is eliminated.

SEVEN: Authorization of the Board of Directors to approve the new text of the company bylaws.

EIGHT: Information on the maturity of the fourth and the approval of the fifth issue of convertible securities to Bankinter employees.

NINE: Authorization of the Board of Directors to increase the share capital pursuant to 153.1.b) of the Public Corporations Act.

TEN: Authorization of the Board of Directors to acquire, dispose of and amortize treasury stock, to modify and reduce the par value of shares and the payment of issue premiums.

ELEVEN: Approval of a remuneration system for Directors in accordance with Article 32 of the Bylaws. Information on the implementation of an incentive plan approved by the General Meeting.

TWELVE: Authorization of the Board of Directors to interpret, rectify and execute the resolutions of the General Meeting and to replace the faculties established by the General Meeting.

VII. LEVEL OF COMPLIANCE WITH GOOD GOVERNANCE RECOMMENDATIONS

Bankinter's 2003 Corporate Governance Report contains comprehensive information which meets all of the requirements of article 116 LMV and the Ministerial Order of 26 December 2003, plus extensive information on the operation of the Bank's governing bodies.

The Ministerial Order of 26 December 2003 charged the CNMV with drafting a single document containing all of the recommendations on the subject of good corporate governance. As of the date of this report, that document had not been issued or approved. It is our understanding that this document will be incorporate the principle recommendations contained in the "Olivencia" and "Aldama" Reports.

If so, Bankinter's 2003 Corporate Governance Report explains the level of compliance with those recommendations in detail as well as those exceptional circumstances under which the recommendations may not have been applied or not fully applied by the Bank. It is not necessary to repeat the standards used here, as they have been discussed in detail throughout this Report.

However, the Bank undertakes to keep this report up to date and to comply with part IV of the MO of 26 December 2003 on the "Level of Compliance with Good Governance Recommendations" once the CNMV makes the document of reference public.

VIII. RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THE ANNUAL CORPORATE GOVERNANCE REPORT

The Board of Directors of Bankinter and, by delegation of the Board, the Chairman, CEO and Secretary General and Secretary of the Board of Directors, assume the responsibility for the contents of this report and for keeping the information updated and for coordinating its contents with that of the documents on file and registered in the pertinent public registers.

The Secretary of the Board of Directors provides this body as well as the Audit and Regulatory Compliance and the Appointments and Remunerations Committed, with legal advice on Bankinter corporate governance matters.

BANKINTER GROUP

Statutory report prepared pursuant to the Corporations Law and the Commercial Code. Consolidated financial statements prepared by the Board of Directors of Bankinter, S.A. on January 15, 2004

PRICEWATERHOUSECOOPERS

Paseo de la Castellana, 43
28046 Madrid
Tel. +34 915 684 400
Fax +34 913 083 566

A free translation of the audit report on the consolidated annual accounts originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish language version prevails

AUDITORS' REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

To the Shareholders of Bankinter, S.A.

1. We have audited the consolidated annual accounts of Bankinter, S.A. and its consolidated Group consisting of the balance sheets at December 31, 2003 and 2002, the profit and loss accounts and the notes for the years then ended, whose preparation is the responsibility of the Bank's management. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts as a whole, based on our audit work performed in accordance with generally accepted auditing standards which require examining, on a test basis, evidence supporting the annual accounts as well as evaluating the overall annual accounts' presentation and assessing the accounting principles applied and significant estimates made by the management.

2. Presented with the balance sheets and the profit and loss accounts for the years 2003 and 2002, the Company's management has included, for comparative purposes only, the corresponding amounts for the year 2001. Our opinion refers exclusively to the consolidated annual accounts for the years 2003 and 2002. On January 16, 2002 we issued our unqualified audit opinion on the consolidated annual accounts for the year 2001.

3. As stated in the Note "Accounting policies" to the accompanying consolidated annual accounts, the Board of Directors of Bankinter, S.A. approved in 2003 and 2002 two early retirement plans amounting to Euro 20.9 million and Euro 19.5 million, respectively, to adequate the number, age and profile of the staff as a result of the technological development of the Company's systems and of the reorganization of the management and resources of the Company, by debiting reserves and deferred tax assets. These transfers were authorized by the Bank of Spain on December 19, 2003 and December 13, 2002, respectively, in accordance with the Norm 13th-4, of the Circular 4/91.

4. As also indicated in the Note "Accounting policies", due to the profits obtained on the sale of investments holdings in 2003, the Company has made an accelerated provision in this period to the statistical allowance for loan losses in order to reach in a shorter period the maximum level required by Bank of Spain regulation. The impact on the consolidated net income for the year has amounted to Euro 27.7 million, after tax.

PricewaterhouseCoopers Auditores, S. L. - R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79031290

PRICEWATERHOUSECOOPERS

5. In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the shareholders' equity and financial position of Bankinter, S.A. and its consolidated Group at December 31, 2003 and 2002 and the results of its operations and the resources obtained and applied for the years then ended, and they contain the necessary and relevant information in order to adequately interpret and understand them in conformity with generally accepted accounting principles consistently applied.

6. The accompanying Management Report for 2003 contains the information that management considers relevant to Bankinter, S.A. and its consolidated Group, the evolution of its business and of other matters and does not form an integral part of the consolidated annual accounts. We have verified that the accounting information contained in the aforementioned Management Report coincides with that of the consolidated annual accounts for 2003. Our work as auditors was limited to verifying the Management Report within the scope already mentioned in this paragraph and did not include the review of information other than that obtained from Bankinter, S.A. and its consolidated Group's accounting records.

PricewaterhouseCoopers Auditores, S.L.

José María Sanz Olmeda
Partner

February 16, 2004

PUBLIC CONSOLIDATED BALANCE SHEETS, BEFORE DISTRIBUTION OF INCOME, OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

ASSETS	12.31.03	12.31.02	12.31.01
Cash on hand and deposits at central banks	**164,900**	**380,444**	**283,167**
Cash on hand	64,099	63,425	55,341
Bank of Spain	79,326	291,313	198,271
Other central banks	21,475	25,706	29,555
Government debt securities	**3,957,138**	**2,568,712**	**2,030,414**
Due from banks	**2,140,336**	**2,487,862**	**2,523,156**
Demand deposits	95,532	82,169	131,848
Other	2,044,804	2,405,693	2,391,308
Credit facilities and loans	**16,466,953**	**15,006,669**	**14,690,756**
Debentures and other fixed-income securities	**39,062**	**1,235,953**	**726,039**
Public-sector	9,421	8,610	14,065
Other	29,641	1,227,343	711,974
Pro memoria: Bankinter securities	-	-	-
Equity securities	**55,267**	**12,073**	**51,874**
Investments in non-Group companies	**56,230**	**47,324**	**55,904**
Banks	-	-	-
Other	56,230	47,324	55,904
Investments in Group companies	**77,218**	**91,050**	**80,036**
Banks	-	-	-
Other	77,218	91,050	80,036
Intangible assets	-	-	-
Incorporation expenses	-	-	-
Other deferred charges	-	-	-
Consolidation goodwill	**10,623**	**20,290**	**23,281**
Fully or proportionally consolidated companies	-	-	-
Companies accounted for by the equity method	10,623	20,290	23,281
Property and equipment	**127,388**	**135,098**	**138,027**
Land and buildings for own use	40,147	41,868	38,848
Other property	30,706	31,769	34,626
Furniture, fixtures and other	56,535	61,461	64,553
Treasury stock	**11,965**	**15,116**	**15,091**
Pro memoria: Par value	-	2,068	2,112
Other assets	**666,551**	**496,745**	**663,063**
Accrual accounts	**125,067**	**124,561**	**139,548**
Losses at consolidated companies	**31,092**	**31,410**	**23,794**
Fully consolidated companies	11,437	8,773	2,410
Companies accounted for by the equity method	19,655	22,637	21,384
TOTAL ASSETS	**23,929,790**	**22,653,307**	**21,444,150**

PUBLIC CONSOLIDATED BALANCE SHEETS, BEFORE DISTRIBUTION OF INCOME, OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

LIABILITIES AND CAPITAL	12.31.03	12.31.02	12.31.01
Due to banks	**3,477,344**	**4,771,754**	**3,843,878**
Demand deposits	108,648	120,155	96,128
Time or notification deposits	3,368,696	4,651,599	3,747,750
Customer deposits	**12,787,021**	**12,257,660**	**12,587,644**
Savings deposits	8,347,594	8,577,708	8,710,200
Demand	5,977,145	5,320,968	5,142,993
Time	2,370,449	3,256,740	3,567,207
Other deposits	4,439,427	3,679,952	3,877,444
Demand	-	-	-
Time	4,439,427	3,679,952	3,877,444
Bonds and notes	**4,907,576**	**3,282,785**	**2,583,962**
Bonds and debentures outstanding	3,102,415	1,464,392	1,310,776
Notes and other debt securities	1,805,161	1,818,393	1,273,186
Other liabilities	**674,248**	**474,560**	**638,433**
Accrual accounts	**207,586**	**251,459**	**268,659**
Provisions for contingencies and expenses	**279,359**	**186,793**	**148,721**
Pension allowance	20,900	19,080	-
Provision for taxes	-	-	-
Other provisions	258,459	167,713	148,721
General risk allowance	**7,925**	**47,307**	**39,690**
Negative consolidation difference	**55**	**55**	**-**
Fully or proportionally consolidated companies	55	55	-
Companies accounted for by the equity method	-	-	-
Consolidated income for the year	**148,782**	**119,486**	**108,613**
Group	133,042	110,329	98,365
Minority interests	15,740	9,157	10,248
Subordinated debt	**297,767**	**197,767**	**197,767**
Minority interests	**269,519**	**269,519**	**269,519**
Paid-in capital stock	**113,916**	**113,656**	**112,863**
Additional paid-in capital	**247,004**	**242,964**	**227,422**
Reserves	**421,272**	**352,738**	**342,630**
Revaluation reserves	**22,227**	**22,227**	**22,227**
Reserves at consolidated companies	**68,189**	**62,577**	**52,122**
Fully consolidated companies	14,331	15,409	13,464
Companies accounted for by the equity method	53,858	47,168	38,658
TOTAL LIABILITIES AND CAPITAL	**23,929,790**	**22,653,307**	**21,444,150**

PUBLIC CONSOLIDATED BALANCE SHEETS, BEFORE DISTRIBUTION OF INCOME, OF THE BANKINTER CONSOLIDATED GROUP

MEMORANDUM ACCOUNTS

(thousands of euros)

	12.31.03	12.31.02	12.31.01
CONTINGENT LIABILITIES	**1,719,075**	**1,748,901**	**1,798,343**
Guarantees and other sureties	1,565,446	1,628,397	1,693,205
Other contingent liabilities	153,629	120,504	105,138
COMMITMENTS	**4,357,105**	**3,345,189**	**3,242,438**
Unused portion of credit facilities granted	4,326,481	3,309,094	3,192,723
Other commitments	30,624	36,095	49,715
Total memorandum accounts	**6,076,180**	**5,094,090**	**5,040,781**

PUBLIC CONSOLIDATED STATEMENTS OF INCOME OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Interest and similar revenues	886,273	983,326	1,104,202
Of which:			
Fixed-income securities	165,359	108,749	130,659
Interest and similar expenses	484,565	595,525	737,574
Equities portfolio revenues	9,487	646	1,312
- Equity securities	4,050	561	603
- Investments in non-Group companies	437	85	708
- Investments in Group companies	5,000	-	1
Net interest revenue	**411,195**	**388,447**	**367,940**
Fees collected	198,195	191,382	182,939
Fees paid	45,775	51,525	54,829
Revenue from financial transactions	29,494	19,818	56,998
Gross operating income	**593,109**	**548,122**	**553,048**
Other operating income	12,477	12,561	10,591
General administrative expenses	291,378	290,791	304,622
Personnel expenses	159,906	166,888	168,715
Of which:			
Wages and salaries	113,434	109,730	116,009
Employee welfare expenses	27,619	27,449	26,445
Of which: Pension payments	2,532	3,052	2,910
Other administrative expenses	131,472	123,903	135,907
Depreciation, amortization and write-downs of property and equipment and intangible assets	16,961	22,365	23,162
Other operating expenses	4,766	4,824	6,822
Net operating income	**292,481**	**242,703**	**229,033**
Net gains (losses) on companies accounted for by the equity method	24,739	18,615	15,997
Amortization of consolidation goodwill	2,628	2,640	1,958
Gains on Group transactions	75,539	14,567	5,255
Losses on Group transactions	11,323	16,484	694
Write-offs and provisions for loan losses	131,476	66,263	68,597
Write-downs of long-term investments	-251	1,853	6,159
Provision to general risk allowance	-24	-24	-24
Extraordinary income	23,484	27,233	19,124
Extraordinary charges	57,291	29,700	24,153
Income before taxes	**213,800**	**186,202**	**167,872**
Corporate income tax	65,018	66,716	59,259
Other taxes	-	-	-
Consolidated net income	**148,782**	**119,486**	**108,613**
Income attributed to minority interests	**15,740**	**9,157**	**10,248**
Income attributed to the Group	**133,042**	**110,329**	**98,365**

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

	2003		2002		2001	
	Used	**Provided**	**Used**	**Provided**	**Used**	**Provided**
Funds obtained from operations	-	**357,100**	-	**235,303**	-	**192,390**
Income for the year	-	148,782	-	119,486	-	108,613
Depreciation and amortization	-	16,961	-	22,365	-	25,120
Net provision for loan losses	-	131,476	-	66,263	-	68,597
Net provision for security price fluctuation	-	7,349	-	(11,668)	-	(38,440)
Net provision to other allowances	-	46,633	-	37,744	-	26,869
Net gains on disposal of property and equipment	-	1,005	-	1,065	-	911
Net gains (losses) on sale of long-term investments	-	4,894	-	48	-	720
Net gains on sale of treasury stock	-	-	-	-	-	-
Net increase/decrease in:						
Lending less financing from Bank of Spain and banks and thrifts	731,340	-	-	865,893	567,786	-
Credit facilities and loans	1,591,760	-	382,176	-	891,643	-
Fixed-income securities	198,884	-	1,036,544	-	657,599	-
Equity securities, other than long-term investments	48,088	-	-	39,753	14,732	-
Deposits	-	529,361	329,984	-	-	1,192,240
Bonds and notes	-	1,629,091	-	715,158	-	953,894
Subordinated debt	-	100,000	-	-	-	-
Additions to/sales of long-term investments	9,937	4,926	21,078	-	161,387	-
Investments in Group and associated companies	-	4,926	2,434	-	111,127	-
Property and equipment and intangible assets	9,937	-	18,644	-	50,260	-
Other asset items less liability items	-	27,753	21,770	-	-	18,930
Dividends paid and distribution of additional paid-in capital	68,222	-	64,555	-	64,307	-
Total	**2,648,231**	**2,648,231**	**1,856,107**	**1,856,107**	**2,357,454**	**2,357,454**

BUSINESS ACTIVITY

Bankinter, S.A. ("the Bank") engages in banking activities and is subject to the rules and regulations applicable to banks operating in Spain.

The Bank is the parent company of a group of financial institutions whose activities it controls directly or indirectly.

ACCOUNTING POLICIES

Basis of presentation and consolidation

The consolidated financial statements of Bankinter, S.A. and subsidiaries composing the Bankinter Group ("the Group") are presented in the formats stipulated by Bank of Spain Circular 4/1991 and subsequent amendments thereto and, accordingly, give a true and fair view of the net worth, financial position and results of the Group. These consolidated financial statements, which were prepared by the Bank's directors from the individual accounting records of the Bank and of each of the subsidiaries composing, together with the Bank, the Bankinter Group, include certain adjustments and reclassifications required to conform the accounting principles and presentation criteria followed by the subsidiaries (mainly those outside Spain) with those applied by the Bank.

The financial statements of the Group, the Bank and the consolidated subsidiaries as of December 31, 2003, have not yet been approved by the respective Shareholders' Meetings. However, the Bank's Board of Directors considers that they will be approved without material changes.

Accounting principles and valuation standards

The accompanying consolidated financial statements were prepared in accordance with the generally accepted accounting principles and valuation methods described in the "Accounting Principles Applied" note. All mandatory accounting principles with a significant effect on the preparation of the consolidated financial statements were applied.

Consolidation principles and equity

The principles applied in consolidation conform to those set forth in Royal Decree 1343/1992 regulating the consolidation of the financial statements of deposit-taking entities, and in Bank of Spain Circular 4/1991. Accordingly, the methods used were the full consolidation method and, for companies engaging in other than typical Group activities, the equity method, after all the material accounts and transactions between Group companies had been eliminated.

Comparative information

i) Early retirement plans

In December 2003, the Bank of Spain authorized the Bank to implement a special voluntary early retirement plan with a charge to voluntary reserves. This plan stems from the need to readapt Bankinter's labor force as a result of the technological development of the Bank's systems and of the reorganization of its management and resources, which affects the number, age and professional qualification profile of Bankinter's employees. The plan is addressed to approximately 42 employees, aged 55 or more, who work at Central Services and in the Bank's networks.

This plan will result in increased productivity and improved operating efficiency at the Group.

An allowance for early retirement of €20,900 thousand was recorded under the liability "Provisions for Contingencies and Expenses – Pension Allowance" caption as of December 31, 2003, through the transfer of unrestricted reserves amounting to €13,585 thousand and the recording of prepaid taxes amounting to €7,315 thousand, as the net discounted present value of 90% of the annual salary of the group of employees affected by the plan, and the additional contributions to be made through the date of retirement of these employees.

In December 2002, a special early retirement plan similar to that mentioned above was implemented. This plan was addressed to 66 employees, aged 56 or more. An allowance for early retirement of €19,500 thousand was recorded through the transfer of unrestricted reserves amounting to €12,776 thousand and the recording of prepaid taxes amounting to €6,724 thousand, as the net discounted present value of 90% of the annual salary of the group of employees affected by the plan, and the additional contributions to be made through the date of retirement of these employees. The outstanding balance of this allowance as of December 31, 2002, amounting to €19,080 thousand, was recorded under the liability "Provisions for Contingencies and Expenses – Other Provisions" caption and has been reclassified in the accompanying balance sheet at that date included in the 2003 consolidated financial statements to the liability "Provisions for Contingencies and Expenses – Pension Allowance" caption. In 2003 the Bank externalized these commitments by taking out an insurance policy and, therefore, retired them from the balance sheet, as indicated in the "Provisions for Contingencies and Expenses" note.

ii) Reserve for investment in the Canary Islands

The "Reserves" caption in the balance sheet as of December 31, 2003, includes €45,738 thousand relating to the balance of the Reserve for Investment in the Canary Islands. The balances as of December 31, 2002 and 2001 (€39,358 thousand and €31,718 thousand, respectively) are recorded under the "General Risk Allowance" caption.

iii) Redemption of convertible debentures

As a result of the early redemption of the Issue IV debentures, in 2002 the Bank recorded as "Personnel Expenses", as described in the "Accounting Principles Applied" note, €14,608 thousand relating to the difference between the initial value of the options implicit in this issue and their value on the redemption date. As a result of the early redemption of the Issue III debentures in 2001, the Bank recorded a personnel expense of €10,925 thousand in 2001 in the same connection. Since the balancing entry for these entries was the "Extraordinary Income" caption in each year, income for the year was not affected. No debentures were redeemed early in 2003.

iv) Other issues

In 2003 the Group recorded a gain of €61,323 thousand under the "Gains on Group Transactions" caption in the consolidated statement of income, arising from the sale of all its holding in Sogecable, S.A. in 2003.

Thereafter, the Bank's Board of Directors resolved to record early, in order to reach the maximum level required by Bank of Spain regulations in a shorter term, a provision of €42,674 thousand to the allowance for the statistical coverage of loan losses, with a charge to the "Write-offs and Provisions for Loan Losses" caption in the statement of income, and simultaneously reduced the "Corporate Income Tax" amount by €14,936 thousand through the recording of the related prepaid tax under the "Other Assets" caption. As of December 31, 2003, this allowance had reached 95% of the maximum amount to be recorded (59% and 35% as of December 31, 2002 and 2001, respectively).

ACCOUNTING PRINCIPLES APPLIED

The accompanying consolidated financial statements were generally prepared in accordance with the accounting principles set forth in Bank of Spain Circular 4/1991 and subsequent applicable regulations. The most significant accounting principles applied are as follows:

a) Recognition of revenues and expenses

Revenues and expenses are basically recognized for accounting purposes on an accrual basis. The main exceptions to this general principle are revenues arising from transactions involving assets whose full recovery is doubtful, which are not recognized as revenues until they are effectively collected.

Interest on asset and liability transactions with settlement terms exceeding twelve months is accrued by the interest method and that on shorter-term transactions is accrued by either the interest or the straight-line method.

b) Translation of foreign currency accounts

Asset and liability accounts in foreign currencies have been translated to euros at the average year-end foreign exchange market rates. Exchange differences were recorded in full at their net amount in the statement of income.

The premiums or discounts on forward foreign currency hedging transactions, defined as the difference between the contract exchange rate and the spot exchange rate at the contract date, are accrued over the contract term and recorded as adjustments to hedging transaction expenses or revenues.

Non-hedging forward transactions have been translated to euros at the year-end forward foreign exchange market rates for the remaining term of the transactions outstanding. The resulting gain or loss recorded is the present value of the difference between the contract value and the market price for the remaining term of the transaction. This present value is calculated using market interest rates for the remaining term of the transaction.

c) Treasury stock

The cost of the Bankinter, S.A. shares, net of the related provisions, owned by the Group as of December 31, 2003, 2002 and 2001, is recorded under the "Treasury Stock" caption in the accompanying consolidated balance sheets.

The Bankinter Group set up a restricted reserve for an amount equal to the cost of Bankinter, S.A. shares as of December 31, 2003, 2002 and 2001.

The results obtained by the consolidated subsidiaries on transactions involving Bankinter, S.A. shares were a loss of €215 thousand in 2003 and a gain of €40 thousand in 2002.

As required by Bank of Spain regulations, a specific reserve for the treasury stock of the Bank and its subsidiaries was set up for the difference between the acquisition cost of the shares of treasury stock and their underlying book value. This reserve is recorded on the asset side of the public consolidated balance sheet as a reduction of the balance of "Treasury Stock".

d) Securities portfolio

I) Pursuant to Bank of Spain Circular 4/1991, the Group's securities are classified as trading portfolio, available-for-sale portfolio, held-to-maturity portfolio or permanent investments portfolio, depending on the purpose for which they were acquired.

The trading portfolio includes fixed-income and equity securities carried on the asset side of the balance sheet for the purpose of obtaining short-term gains on their price fluctuations. Only listed securities traded in a high-volume, liquid market not influenced by individual private players qualify for inclusion in the trading portfolio, and they are stated at year-end market price.

The held-to-maturity portfolio includes fixed-income securities acquired and held to redemption because Bankinter has the financial capability to do so.

The permanent investments portfolio includes the investments intended to make a lasting contribution to the activities of the Group.

The available-for-sale portfolio includes the fixed-income and equity securities not assigned to any of the categories described above.

In application of Bank of Spain Circular 4/1991, the Bankinter Group established objective criteria for classifying its securities in the various portfolios. Accordingly, the Group's trading portfolio includes, for information purposes, fixed-income or equity securities issued by the public or private sector which are used in the Group's ordinary trading activity. These are normally deemed to be securities representing investments with terms not exceeding three months and are valued at market price.

Fixed-income securities assigned to the available-for-sale and held-to-maturity portfolios are recorded at acquisition cost net, if appropriate, of accrued interest, which is recorded temporarily in sundry accounts. The positive or negative difference between the acquisition cost and the redemption value is accrued daily over the residual life of the security and its initial cost is adjusted with a credit or charge to income, so that the securities are valued at adjusted acquisition cost.

€4,422 thousand were credited to income as of December 31, 2003, as a result of such accruals (compared with gains of €896 thousand in 2002 and €1,891 thousand in 2001).

The potential gains or losses on the listed securities included in the available-for-sale portfolio are calculated quarterly by comparing the adjusted acquisition cost with the market price, net if applicable of the accrued interest, on the last trading day of the calendar quarter.

If this valuation results in a net loss, such loss is recorded in an asset accrual account with a balancing entry to the security price fluctuation allowance.

As of December 31, 2003, this accrual account had a zero balance (zero balance as of December 31, 2002 and €1,579 thousand as of December 31, 2001).

II) Fixed-income securities denominated in foreign currencies classified in the investment portfolio are valued at cost and readjusted monthly to the average exchange rate ruling in the foreign exchange market. The net gain or loss disclosed by this adjustment is recognized in the income statement as exchange differences. The year-end realizable value was determined on the basis of the international market price of these securities.

Equity securities denominated in foreign currencies which represent a permanent investment are valued at acquisition cost and translated to euros at the exchange rate prevailing on the acquisition date. Securities classified in the trading portfolio are valued at market prices.

III) Listed equity securities not included in the trading portfolio are recorded at the lower of cost, revalued where appropriate pursuant to the applicable enabling legislation, or year-end market value or average market price in the last quarter of the year.

Unlisted equity securities are valued at the lower of cost, revalued where appropriate pursuant to the applicable enabling legislation, or net asset value.

IV) Transfers of securities from the trading portfolio to any other portfolio are made at market price net, where appropriate, of accrued interest. Transfers from the available-for-sale portfolio to the held-to-maturity portfolio are made at the lower of market price or adjusted acquisition cost.

Transfers from the permanent investments portfolio to other portfolios are made at net book value.

Transfers are not made from the held-to-maturity portfolio to other portfolios or from the available-for-sale portfolio to the trading portfolio.

In line with its prudent provisioning policy, the Group recorded in prior years a security price fluctuation allowance for an amount practically equal to the gain obtained in managing the government debt security portfolio in excess of the expected objective, thereby setting up an implicit provision for future interest rate risk, which is the precise purpose pursued in managing this portfolio. This allowance is included in the balance sheet as a reduction of the investment in government debt securities. As a result of the variations in government debt security prices and interest rates in 2003, a provision of €1,485 thousand was recorded in this connection with a charge to income (€12,685 thousand of this allowance were released in 2002 and €46,584 thousand in 2001). The balance of this allowance was €1,485 thousand as of December 31, 2003 (zero balance as of December 31, 2002 and €12,685 thousand as of December 31, 2001).

e) Consolidation goodwill

The differences between the cost of the investments in each of the companies included in consolidation (those fully consolidated or accounted for by the equity method) and the respective adjusted underlying book values at the date of first-time consolidation were allocated as follows:

I) Directly, where appropriate, to the subsidiaries' balance sheet items, as an addition to the value of the assets (or a reduction of the value of the liabilities) whose market values were higher than the net book values per these companies' balance sheets and whose accounting treatment is similar to that of comparable assets of the Group (amortization, accrual, etc.).

II) The remainder was recorded as consolidation goodwill. The amount of €10,623 thousand recorded under the "Consolidation Goodwill" caption on the asset side of the consolidated balance sheet as of December 31, 2003, arose from the acquisition of 6.5% of Grupo Empresarial ENCE, S.A., which is included in the consolidated Group by the equity method. This goodwill is being amortized from the acquisition date on a straight-line basis over a maximum period of ten years. €2,628 thousand of amortization of this goodwill were charged to the accompanying 2003 consolidated statement of income, of which €1,416 thousand related to Grupo Empresarial ENCE, S.A., €1,134 thousand to Sogecable, S.A. (this investment was sold in 2003), and €78 thousand to Asistencia y Peritaciones, S.L. Goodwill from this investment was amortizable over three years and was fully amortized as of December 31, 2003.

f) Property and equipment

Property and equipment are carried at cost, revalued where appropriate pursuant to the applicable enabling legislation, net of the related accumulated depreciation. All property and equipment, except for computer hardware which is depreciated by the sum-of-the-years'-digits or shifts method, are depreciated by the straight-line method at annual rates based on the following years of estimated useful life, which are the same as the minimum legal periods:

	Depreciation Method
Buildings	Straight-line over 50 years
Furniture, fixtures and other	Straight-line over 6 to 12 years
Computer hardware	Sum-of-the-years'-digits or shifts

In the case of used assets, the depreciation rates applied are twice those applied to new assets.

Fully depreciated property and equipment amounted to €222,223 thousand as of December 31, 2003 (€136,011 thousand and €130,619 thousand as of December 31, 2002 and 2001, respectively). The detail, by asset group, is as follows:

(thousands of euros)

	12.31.03	12.31.02
Property and equipment		
Buildings	4,267	3,917
Fixtures	65,780	45,657
Furniture	47,254	17,521
Vehicles	571	286
Computer hardware	104,351	68,630
Total	**222,223**	**136,011**

In accordance with the accounting principles set forth in Bank of Spain Circular 4/1991, the lease payments paid through September 1992 (when Bankinter Leasing, S.A. was merged into Bankinter, S.A.) under financial lease contracts were recorded under the "Depreciation, Amortization and Write-downs of Property and Equipment and Intangible Assets" caption in the individual statement of income of the Bank. A different accounting method is used in the consolidated financial statements, in which the related assets are capitalized and depreciated on the basis of their useful lives.

The properties arising from foreclosures are valued at the lower of the book value of the assets giving rise to the foreclosure, plus the interest receivable, or the market value of the seized property, net, where appropriate, of any portion of the market value which might be payable to third parties as a result of subrogation of obligations in the asset foreclosure.

Expenses and interest payable, if any, included in the book value of the asset are added to the provisions recorded for the asset foreclosed.

Provisions are recorded for the foreclosed assets not included in the Group's operating fixed assets and not disposed of within three years at the following rates based on the time elapsed since their acquisition:

Over 3 but not exceeding 4 years	25%
Over 4 but not exceeding 5 years	50%
Over 5 years	75%

These rates are applied to the net book value of the asset at its acquisition date.

These provisions are not applicable in the case of completed housing, offices and multipurpose premises whose book value is lower than the market value updated through an appraisal by an independent appraiser.

g) Loan loss allowance

The loan loss allowance is recorded in accordance with Bank of Spain regulations and represents the Group's best estimate of the potential losses on the loan portfolio and on other assets and commitments exposed to credit risk, based on past experience and present circumstances.

The loan loss allowance is calculated specifically for the nonperforming or doubtfully collectible balances on the basis of their aging and recovery expectations. The provisioning rate applied for all other credit facilities and loans, fixed-income securities and off-balance-sheet risks is 1% of their aggregate amount, except for mortgage loans for completed housing, provided that the related guarantees were provided when the lending was arranged, for finance leases on such property with an outstanding balance of less than 80% of the appraisal value, and for ordinary mortgage securitization bonds, which are subject to a rate of 0.5%, pursuant to the amendments introduced by Bank of Spain Circular 9/1999.

Additionally, the loan loss allowance is supplemented by an allowance for the statistical coverage of loan losses, which is recorded by charging to the statement of income for each year an amount equal to the overall latent loan losses on the various homogeneous risk portfolios, net of the specific loan loss allowance recorded in the year.

In accordance with the aforementioned regulations, the provisions to the statistical allowance to be recorded must be estimated using calculation methods based on each entity's past nonperforming loan experience and on the expected credit loss by homogeneous risk category. For this purpose, credit institutions must have an appropriate credit risk measurement and management system the historical basis of which encompasses a full business cycle, and this basis must be checked and approved by the Bank of Spain's Inspection Services. Until credit institutions have set up their own credit measurement and management system, they must record the statistical loan loss allowance based on the credit loss coefficients generally stipulated by Rule 11 of Bank of Spain Circular 4/1991, as amended by Circular 9/1999.

The Group sets up the statistical allowance based on the credit loss coefficients stipulated by the Bank of Spain, except for the loans and credits to individuals secured by home mortgages and arranged through automatic loan arrangement and granting systems. In this case, as authorized by the Bank of Spain on December 21, 2001, a coefficient of 0.14% has been applied to calculate the period provision, starting from the first quarterly provision for 2001, and the authorized coefficient is updated annually.

The effect of the provision to the statistical allowance on the consolidated statement of income, taking into account the extraordinary amount described under the "Comparative Information" heading, was €91,997 thousand as of December 31, 2003 (€45,359 thousand and €34,680 thousand as of December 31, 2002 and 2001, respectively), prepaid tax of €32,199 thousand having been recorded (€15,876 thousand and €12,138 thousand as of December 31, 2002 and 2001, respectively).

h) Corporate income tax

The consolidated statement of income for the year includes the expense for corporate income tax, which is calculated on the basis of the tax charge for the year, taking into account the effect of deferring the permanent differences between taxable income and book income before taxes that reverse in subsequent periods, the tax relief and tax credits to which the Group is entitled and the income obtained by the Group companies as a whole.

i) Futures transactions

These instruments include, inter alia, unmatured foreign currency and securities purchase and sale transactions, financial futures on securities and interest rates, options purchased and written, forward rate agreements and financial swaps, and are recorded in memorandum accounts at their nominal or exercise value.

The gains or losses arising on hedging transactions are recognized symmetrically to those on the hedged transactions. The methods used for forward foreign currency transactions are described in Section b) above. The gains or losses on other nonhedging transactions arranged in organized markets are included in full in the statement of income at market price; gains or losses on nonhedging transactions arranged in OTC markets are recorded on the settlement date. However, at the end of each period, theoretical closings of the nonhedging positions are prepared and provisions are recorded with a charge to income for any potential losses disclosed by the theoretical closings.

The fair value of the products included in the notes to financial statements was calculated by applying generally accepted valuation principles.

The valuation methods applied for derivative instruments traded in OTC markets, based on the derivative involved and on the data on the last trading day, were as follows:

- IRS: Discounting of flows based on the zero-coupon curve.
- European options and warrants: Use of the Black-Scholes model.
- American options and warrants: use of the Cox-Ross-Rubinstein (binomial) model.

j) Convertible debentures for employees

The accrued portion of the value of the options implicit in outstanding convertible debenture issues for employees is recorded as a personnel expense, with a balancing entry in a liability accrual account up to maturity or early redemption thereof.

€6,378 thousand were recorded as personnel expenses in this connection for the issues outstanding as of December 31, 2003 (€5,011 thousand and €2,326 thousand as of December 31, 2002 and 2001, respectively).

As the Bank carries out capital increases for the conversion of debentures into shares, over the term of the convertible debenture issues the accrual account generated is transformed into additional paid-in capital, thus increasing the Bank's equity, as indicated in the "Capital Stock" note.

If the debentures are redeemed early, as indicated in the "Comparative Information" note, the difference between the initial value of the options implicit in the issue and the value thereof on the redemption date is recorded as "Personnel Expenses", with a credit to the "Extraordinary Income" caption.

The atypical personnel expenses referred to in this note did not signify that any compensation or rights were received by employees, since the convertible debenture issues are financial transactions subscribed to voluntarily by employees, who assume the transaction risk and forfeit the share conversion right if for any reason they cease to be employees.

k) Commitments to employees

1) Pension commitments

With regard to the pension commitments, under the current collective labor agreement the Group has undertaken to supplement the social security benefits of the employees hired prior to March 8, 1980, for retirement, permanent disability, death of spouse or death of parent.

In 1996 the advantages and disadvantages of maintaining these allowances in the future in view of the enactment of Private Insurance Law 30/1995 were analyzed and subsequently, on July 1, an insurance contract was entered into with Winterthur Seguros y Reaseguros, S.A. which, with the unconditional guarantee of its parent company, Winterthur A.G., guarantees the future coverage of all the supplementary pension payments to retired and serving employees entitled to such coverage from retirement.

This insurance contract consisted of two policies involving the payment of a single premium of €30,886 thousand (to cover the total commitments incurred through June 30, 1996), with a guaranteed yield of approximately 8%, and the payment of a periodic annual premium to cover the payments for future services, with a guaranteed yield of 4.5% plus a 90% share in the net profit of the policy.

In 2000 the insurance policies were adapted as stipulated in Royal Decree 1588/1999 and Bank of Spain Circular 5/2000, and the externalization process in accordance with current regulations was completed.

In 2003 €2,532 thousand of periodic premiums were recorded (€3,052 thousand in 2002 and €2,910 thousand in 2001).

In addition, since 1996 the benefits included in the collective labor agreement on death and permanent disability for all serving employees during their years of service have been insured. The insurance to provide coverage of these benefits was taken out with Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros through 2001 and is now arranged with Winterthur and Caser.

The premium paid in this connection amounted to €566 thousand in 2003 (€577 thousand in 2002 and €591 thousand in 2001).

The Bank employees with vested pension rights as of December 31, 2003, were as follows:

Serving employees whose recognized service began prior to March 8, 1980	438
Retired employees	1
Early retirees	42

2) Multi-year incentive plans

The amounts of the payments under the multi-year management incentive plans in 2003, 2002 and 2001 (€3,352 thousand, €3,307 thousand and €9,637 thousand, respectively) were recorded under the "Personnel Expenses" caption, whereas the amount used of the in-house allowance recorded to meet these payments was recorded as extraordinary income in 2003, 2002 and 2001.

BANKINTER GROUP

BANKINTER, S.A.

Bankinter, S.A. is the parent company of the Bankinter Group and accounted for 99.58% of the Group's total assets as of December 31, 2003.

The individual accounts of the Bank were prepared in accordance with the accounting principles described in the "Accounting Principles Applied" section. Nevertheless, the operations of the Bank and the rest of the Group are managed on a consolidated basis, irrespective of the individual allocation of the related balance-sheet effect. Accordingly, the individual financial statements of Bankinter, S.A. do not reflect the variations in assets and liabilities that would arise from applying consolidation principles or the equity method, as appropriate, to the investments in the subsidiaries and to the intercompany transactions (leasing, exchange differences, dividends, guarantees, etc.) which are, however, reflected in the consolidated financial statements.

The note on "Investments in Non-Group Companies" includes a list of the subsidiary companies in the Bankinter Group.

Following are the summarized balance sheets of Bankinter, S.A. as of December 31, 2003, 2002 and 2001, and the statements of income and statements of changes in financial position for the years then ended.

BALANCE SHEETS (SUMMARIZED) OF BANKINTER, S.A. FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(thousands of euros)

	12.31.03	12.31.02	12.31.01
ASSETS			
Cash on hand and deposits at central banks	164,900	380,444	283,167
Government debt securities	3,954,276	2,565,850	2,027,552
Due from banks	2,140,438	2,484,634	2,523,131
Credit facilities and loans	16,464,459	15,037,670	14,725,917
Debentures and other fixed-income securities	39,024	1,235,953	726,039
Equity securities	35,777	12,034	34,414
Investments in non-Group companies	28,480	3,144	3,915
Investments in Group companies	91,536	101,634	121,228
Intangible assets	-	-	-
Property and equipment	103,672	107,735	107,017
Treasury stock	11,286	11,373	10,916
Other assets	698,494	505,784	638,911
Accrual accounts	98,020	116,534	131,302
Total assets	**23,830,362**	**22,562,789**	**21,333,509**

	12.31.03	12.31.02	12.31.01
LIABILITIES AND CAPITAL			
Due to banks	3,477,344	4,771,754	3,843,878
Customer deposits	15,801,729	13,696,008	13,753,895
Bonds and notes	2,024,963	1,977,559	1,519,972
Other liabilities	652,833	456,581	621,069
Accrual accounts	206,866	224,611	232,393
Provisions for contingencies and expenses	251,893	163,686	124,828
General risk allowance	7,925	47,307	39,690
Income for the year	119,546	96,139	104,373
Subordinated debt	567,286	467,286	467,286
Paid-in capital stock	113,916	113,656	112,863
Additional paid-in capital	247,004	242,964	227,422
Reserves	336,830	283,011	263,613
Revaluation reserves	22,227	22,227	22,227
Total liabilities and capital	**23,830,362**	**22,562,789**	**21,333,509**

STATEMENTS OF INCOME (SUMMARIZED) OF BANKINTER, S.A. FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Interest and similar revenues	886,769	983,371	1,102,279
Interest and similar expenses	505,848	613,373	756,810
Equities portfolio revenues	76,696	38,618	50,228
Net interest revenue	**457,617**	**408,616**	**395,697**
Net fees	103,357	82,699	66,308
Revenue from financial transactions	32,937	16,309	57,895
Gross operating income	**593,911**	**507,624**	**519,900**
Other operating income	11,144	9,006	6,979
General administrative expenses	289,241	288,118	302,161
Personnel expenses	152,523	158,624	159,494
Other administrative expenses	136,718	129,494	142,667
Depreciation, amortization and write-downs of property and equipment and intangible assets	15,313	18,655	19,604
Other operating expenses	4,766	4,824	6,822
Net operating income	**295,735**	**205,033**	**198,292**
Write-offs and provisions for loan losses	130,429	66,409	68,951
Write-downs of long-term investments	(18,646)	5,734	5,833
Period provision to the general risk allowance	(24)	(24)	(24)
Extraordinary income	31,122	32,072	23,801
Extraordinary charges	54,296	33,834	19,248
Income before taxes	**160,802**	**131,152**	**128,085**
Corporate income tax	41,256	35,013	23,712
Other taxes	-	-	-
Net income	**119,546**	**96,139**	**104,373**

STATEMENTS OF CHANGES IN FINANCIAL POSITION OF BANKINTER, S.A. FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001:

(thousands of euros)

	2003		2002		2001	
	Used	Provided	Used	Provided	Used	Provided
Funds obtained from operations	-	**306,078**	-	**215,024**	-	**175,645**
Income for the year	-	119,546	-	96,139	-	104,373
Depreciation and amortization	-	15,313	-	18,655	-	19,604
Net provision for loan losses	-	130,429	-	66,409	-	68,951
Net provision for security price fluctuation	-	(13,472)	-	(6,326)	-	(40,077)
Net provision to other allowances	-	48,476	-	39,035	-	21,418
Net gains on sale of property and equipment	-	892	-	1,064	-	656
Net gains on sale of long-term investments	-	4,894	-	48	-	720
Net gains on sale of treasury stock	-	-	-	-	-	-
Net increase/decrease in:						
Lending less financing from Bank of Spain banks and thrifts	734,670	-	-	869,096	544,783	-
Credit facilities and loans	1,557,218	-	378,162	-	916,868	-
Fixed-income securities	195,813	-	1,041,886	-	657,599	-
Equity securities, other than long-term investments	28,637	-	-	22,332	27,287	-
Deposits	-	2,105,721	57,887	-	-	1,631,784
Bonds and notes	-	51,704	-	473,922	-	517,500
Subordinated debt	-	100,000	-	-	-	-
Additions to/sales of long-term investments	11,823	2,550	20,473	20,365	98,916	-
Investments in Group and associated companies	-	2,550	-	20,365	58,930	-
Property and equipment and intangible assets	11,823	-	20,473	-	39,986	-
Other asset items less liability items	-	30,330	37,776	-	11,057	-
Dividends paid and distribution of additional paid-in capital	68,222	-	64,555	-	68,419	-
Total	**2,596,383**	**2,596,383**	**1,600,739**	**1,600,739**	**2,324,929**	**2,324,929**

CHANGES IN THE BANKINTER GROUP

The companies included in the consolidated Group in 2001 were as follows: the newly incorporated E-Bankinter Internet Factory, S.C.R., by the full consolidation method; Grupo Empresarial ENCE, S.A. by the equity method; and the newly acquired Asistencia y Peritaciones, S.L. through the holding in Línea Directa Aseguradora, S.A. Also, BK Inmobiliaria, S.A. and Ebankinter Factory, S.A. changed their names to Ebankinter Certifica, S.A. and E-Pagado, S.A., respectively.

BK International, S.A. was liquidated in 2001.

In 2002 Alcob2b, S.A. was acquired by the Group and changed its name to Bankinter Capital Riesgo, S.G.E.C.R., S.A. Epagado, S.A. changed its name to Bankinter Asesores Financieros, S.A.

The following companies were included in the Group in 2003 by the full consolidation method: Bankinter Netherlands BV, as a result of its incorporation. Additionally, the investment in Sogecable, S.A., which was carried by the equity method, was sold and Ginstow Finance, Ltd. was liquidated. Bankinter Asesores Financieros, S.A has changed its name to E-pagado International Network S.A.

BALANCE SHEET ASSET CAPTION DISCLOSURES

GOVERNMENT DEBT SECURITIES

(thousands of euros)

	12.31.03	12.31.02	12.31.01	Maturing in 2004
Public-sector debt securities				
Treasury bills	2,028,874	159,352	472,696	1,539,587
Other debt securities traded by the book-entry system	1,929,749	2,409,360	1,571,983	274,184
Gross total	**3,958,623**	**2,568,712**	**2,044,679**	**1,813,771**
Less: Security price fluctuation allowance (1)	1,485	-	14,265	-
Net total	**3,957,138**	**2,568,712**	**2,030,414**	**-**
Trading portfolio	1,181,794	471,493	516,404	256,085
Available-for-sale portfolio	1,889,560	1,211,491	1,528,275	1,557,686
Held-to-maturity portfolio	887,269	885,728	-	-
Gross total	**3,958,623**	**2,568,712**	**2,044,679**	**1,813,771**

(1) Substantially all for future interest rate risks, with a charge to the income obtained from management of the government debt securities investment portfolio, as described above in Note d) under the "Accounting Principles Applied" heading.

The "Maturing in 2004" column includes the balances of government debt securities held as of December 31, 2003, which mature in 2004.

In early 2002 the "Held-to-Maturity Portfolio" was set up to reduce the interest rate risk exposure. This decision was based on the net excess of liabilities over assets, which was deemed to be excessive, with the portion at over 6 years exceeding the amount of this portfolio based on the interest rate risk model used by Bankinter as the Group's integrated interest rate risk management, measurement and monitoring model.

The face value of the pledged government debt securities was €58,733 thousand in 2003, 2002 and 2001.

Following are the valuations of the available-for-sale portfolio:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Market value of the available-for-sale portfolio	1,893,424	1,223,443	1,527,372

Transfers from the trading portfolio to the available-for-sale portfolio totaled €2,990,516 thousand (€699,536 thousand in 2002 and €775,949 thousand in 2001).

DUE FROM BANKS

The detail of this asset caption, with disclosure of the total amounts in euros and foreign currencies, is shown in the following table:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Banks operating in Spain	946,648	782,188	1,351,427
Savings banks	526,822	1,535,919	785,589
Credit institutions abroad	666,866	169,755	386,140
Total	**2,140,336**	**2,487,862**	**2,523,156**
In euros	2,087,435	2,432,161	2,450,820
In foreign currencies	52,901	55,701	72,336

The breakdown, by term to maturity, of the "Due from Banks - Other" account on the asset side of the balance sheets is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Term			
Up to 3 months	1,846,674	1,700,555	1,436,473
3 months to 1 year	198,130	705,138	954,705
1 to 5 years	-	-	121
Over 5 years	-	-	9
Total	**2,044,804**	**2,405,693**	**2,391,308**

CREDIT FACILITIES AND LOANS

The breakdown of the balances of this account, classified by type of transaction and currency, is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Commercial bills	1,059,902	985,700	1,172,886
Secured loans	11,700,469	10,221,158	9,623,591
Other term loans	2,685,514	2,887,002	2,966,860
Demand loans	731,466	524,602	507,924
Lease receivables	574,000	565,037	556,425
Nonperforming loans	61,948	61,812	54,343
Subtotal	**16,813,299**	**15,245,311**	**14,882,029**
Less: Loan loss allowance	346,346	238,642	191,273
Total	**16,466,953**	**15,006,669**	**14,690,756**
In euros	16,422,100	14,837,245	14,461,872
In foreign currencies	391,199	408,066	420,157

The detail, by term to maturity, of the "Credit Facilities and Loans" caption, before deduction of the loan loss allowance, on the asset side of the balance sheets is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Term			
Up to 3 months	1,516,982	2,366,403	1,904,351
3 months to 1 year	1,586,051	943,457	1,255,232
1 to 5 years	1,378,449	1,234,994	2,059,857
Over 5 years	11,479,588	10,024,209	9,103,170
Undetermined	852,229	676,248	559,419
Total	**16,813,299**	**15,245,311**	**14,882,029**

The detail by borrower sector is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Government entities	20,920	4,190	21,223
Resident borrowers	16,362,382	14,794,971	14,294,615
Nonresident borrowers	368,049	384,338	511,848
Nonperforming loans	61,948	61,812	54,343
Subtotal	**16,813,299**	**15,245,311**	**14,882,029**
Less: Loan loss allowance	346,346	238,642	191,273
Total	**16,466,953**	**15,006,669**	**14,690,756**

The detail, by type of leased asset, of the lease transactions is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Buildings	223,850	227,572	219,010
Industrial machinery	55,229	56,684	53,272
Computer hardware	8,537	9,055	10,308
Vehicles	95,436	97,342	102,940
Other	190,948	174,384	170,895
Total	**574,000**	**565,037**	**556,425**
Principal	530,107	521,745	515,293
Residual value	43,893	43,292	41,132

The variations in contingent assets and liabilities classified as doubtful (including the balances of securitized assets, which amounted to €1,226 thousand, €842 thousand and €362 thousand as of December 31, 2003, 2002 and 2001, respectively) were as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Beginning balance (January 1)	**63,172**	**54,811**	**48,136**
+ Increases	124,957	125,807	105,006
- Recoveries	110,671	106,912	85,115
- Write-offs	12,794	10,534	13,216
Ending balance (December 31)	**64,664**	**63,172**	**54,811**

DEBENTURES AND OTHER FIXED INCOME SECURITIES

The detail, by issuer sector, listing status and portfolio classification, of the balances of this balance sheet caption is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Government entities	9,421	8,610	14,065
Banks	511	1,976	29,432
Other fixed-income securities	41,308	16,058	12,539
Bonos titulización hipotecaria	-	1,218,823	670,003
Pagarés de empresa	38	-	-
Gross total	**51,278**	**1,245,467**	**726,039**
Less: Loan loss allowance	12,216	9,514	
Net total	**39,062**	**1,235,953**	**726,039**
Listed	51,278	1,245,467	726,039
Unlisted	-	-	-
Gross total	**51,278**	**1,245,467**	**726,039**
Trading portfolio	11,335	2,421	4,756
Available-for-sale portfolio	39,943	1,243,046	721,283

Maturities of "Debentures and Other Fixed-Income Securities" in 2004

(thousands of euros)

Name of security	Maturity Date	Amount Redeemable
2.00% Tenerife government debentures	26,12,04	454
Total		**454**

The Bank has been performing loan securitization transactions since 1999. Two transactions were performed in this connection in 2003. The first one involved the transfer of mortgage loans amounting to €1,350,000 thousand to "Bankinter 6, Fondo de Titulización de Activos". This Fund issued securities for this amount, of which €27,700 thousand related to series B subordinated bonds and €27,000 thousand to series C subordinated bonds. This issue was placed in full on the institutional market. The second transaction involved the transfer of SME loans amounting to €250,000 thousand to "Bankinter 1 FTPyme, Fondo de Titulización de Activos". This Fund issued securities for this amount, of which €19,000 thousand were series F2 subordinated bonds and €9,000 thousand series C subordinated bonds. This issue was placed in full on the institutional market.

Two mortgage loan securitization transactions were performed in 2002. The first one involved the transfer of mortgage loans amounting to €1,025,000 thousand to "Bankinter 4, Fondo de Titulización Hipotecaria". This Fund issued securities for this amount, of which €21,500 thousand were series B subordinated bonds and €15,900 thousand were series C subordinated bonds. This issue was placed in full on the institutional market. The second transaction involved the transfer of mortgage loans amounting to €710,000 thousand to "Bankinter 5, Fondo de Titulización Hipotecaria". This Fund issued securities for this amount, of which €14,900 thousand were series B subordinated bonds and €11,000 thousand were series C subordinated bonds. The subordinated tranches were placed on the market and the Bank subscribed to the remaining securities.

In 2001 the Bank launched a mortgage securitization issue through the transfer of mortgage loans amounting to €1,322,500 thousand to "Bankinter 3, Fondo de Titulización Hipotecaria". This Fund issued securities for this amount, of which €33,700 thousand were series B subordinated bonds and €15,200 thousand were series C subordinated bonds. This issue was placed in full on the institutional market.

The outstanding balance of the total loans securitized by the Bank since 1999 amounted to €4,042,906 thousand as of December 31, 2003 (€2,840,025 thousand and €1,290,151 thousand as of December 31, 2002 and 2001, respectively).

As of December 31, 2003, the Bank had granted to the securitization funds subordinated credits with a total limit of ¤99,909 thousand (¤63,139 thousand and ¤45,365 thousand as of December 31, 2002 and 2001, respectively) of which ¤26,971 thousand had been drawn down as of December 31, 2003 (¤5,416 thousand and ¤4,440 thousand as of December 31, 2002 and 2001, respectively).

Variations in "Debentures and Other Fixed-Income Securities"

	(thousands of euros)
Balance at 12.31.2000	**853,379**
Additions	2,553,153
Retirements	2,680,493
Balance at 12.31.2001	**726,039**
Additions	3,012,371
Retirements	2,492,943
Balance at 12.31.2002	**1,245,467**
Additions	3,957,020
Retirements	5,151,209
Balance at 31.12.2003	**51,278**

EQUITY SECURITIES

This balance-sheet caption reflects the amount, net of the security price fluctuation allowance, invested in shares of or other ownership interests in non-Group and associated companies.

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Banks	8,601	-	1,128
Other resident entities	39,398	12,014	11,632
Nonresident entities	19,342	68	40,502
Gross total	**67,341**	**12,082**	**53,262**
Less: Security price fluctuation allowance	12,074	9	1,388
Net total	**55,267**	**12,073**	**51,874**
Listed	30,719	51	47,906
Unlisted	36,622	12,031	5,356
Gross total	**67,341**	**12,082**	**53,262**
Trading portfolio	5,622	-	3,270
Available-for-sale portfolio	61,719	12,082	49,992
Market value of investment portfolio	49,648	12,076	48,644

Variations in the "Equity Securities" caption

	(thousands of euros)
Balance at 12.31.2000	**32,001**
Additions	588,223
Retirements	566,962
Balance at 12.31.2001	**53,262**
Additions	170,183
Retirements	211,363
Balance at 12.31.2002	**12,082**
Additions	512,424
Retirements	457,165
Balance at 31/12/03	**67,341**

INVESTMENTS AND INVESTMENTS IN GROUP COMPANIES

The securities in the permanent investments portfolio representing direct or indirect holdings of 5% or more in unlisted investees (3% or more if listed) by the Bankinter Group as of December 31, 2003, in consolidated companies, nonconsolidable companies and other companies are detailed in the following tables.

The detail of the investments of the Bankinter Group in other companies, including nonconsolidated Group companies, as of December 31, 2003, 2002 and 2001, is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Banks	-	-	-
Of which: Group banks	-	-	-
Other resident companies	133,365	145,586	142,161
Of which: Group companies	113,392	91,050	79,901
Nonresident companies	83	1,929	2,491
Of which: Group companies	83	-	135
Gross total	**133,448**	**147,515**	**144,652**
Less: Security price fluctuation allowance	-	9,141	8,712
Net total	**133,448**	**138,374**	**135,940**
Listed	22,995	33,775	35,911
Unlisted	110,453	113,740	108,741

The detail of the fully consolidated companies, showing the percentage of direct or indirect ownership, capital stock, reserves and income/loss for the year ended December 31, 2003, is as follows:

(thousands of euros)

		% of Ownership by Bankinter as of 12.31.03						
	Address	Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss)	Net Book Value
Bankinter Consultoría, Asesoramiento, y Atención Telefónica, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	60	305	422	60
Bankinter Gestión de Seguros, S.A. de Correduría de Seguros	Castellana, 29. Madrid	99.99	0.01	100.00	60	30	624	60
Bankinter International B.V.	Strawinskylaan, 1725. Amsterdam	100.00	0.00	100.00	18	1,693	1,852	63
Bankinter de Inversiones, S.I.M., S.A.	Castellana, 29. Madrid	99.58	0.42	100.00	3,005	4,025	136	2,992
Cibesa, S.A.	Valentín Sanz,16. Sta. Cruz de Tenerife	99.99	0.01	100.00	2,765	138	16	2,765
Gesbankinter, S.A., S.G.I.I.C.	Marqués de Riscal, 11. Madrid	99.99	0.01	100.00	4,345	5,755	26,882	4,509
Hispamarket, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	27,144	(11,679)	51,480	26,962
Intergestora, Sociedad de Capital Riesgo, S.A., S.C.R.	Castellana, 29. Madrid	99.99	0.01	100.00	18,030	(567)	(729)	16,276
Intermobiliaria, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	6,010	11,209	1,851	15,346
Bankinter International Cayman, Ltd.	P.O. Box 309. George Town. Grand Cayman	100.00	-	100.00	40	164	(180)	-
Bankinter Cayman Issuances, Ltd.	P.O. Box 309. George Town. Grand Cayman	100.00	-	100.00	40	-	-	1
Bankinter Finance Limited	P.O. Box 309. George Town. Grand Cayman	100.00	-	100.00	269,606 (1)	680	419	1
Intergestora Nuevas Tecnologías, S.C.R., S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	18,030	(4,885)	(1,106)	11,407
E-Bankinter Certifica, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	60	1	-	60
E-Pagado International Network, S.A.(2)	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	15	(5)	-	10
E-Bankinter Internet Factory, S.C.R., S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	1,202	6	18	1,202
Bankinter Capital Riesgo, SGECR, S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	310	(5)	-	30
Bankinter Netherlands BV	Naritaweg. 165 1007 JE Amsterdam	99.99	0.01	100.00	18	55	(67)	8

(1) Including the preferred shares issued by the company.
(2) *Entity known as Bankinter Asesores Financieros, S.A. in 2002.*

And the detail of the fully consolidated companies, showing the percentage of direct or indirect ownership, capital stock, reserves and income/loss for the year ended December 31, 2002, is as follows:

(thousands of euros)

		% of Ownership by Bankinter as of 12.31.02						
	Address	Direct	Indirect	Total	Capital Stock	Reserves	Incam (Loss)	Net Book Value
Bankinter Consultoría, Asesoramiento, y Atención Telefónica, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	60	305	235	60
Bankinter Gestión de Seguros, S.A. de Correduría de Seguros	Castellana, 29. Madrid	99.99	0.01	100.00	60	30	544	60
Bankinter International B.V.	Strawinskylaan, 1725. Amsterdam	100.00	0.00	100.00	18	976	226	63
Bankinter de Inversiones, S.I.M., S.A.	Castellana, 29. Madrid	99.58	0.42	100.00	3,005	4,098	(73)	2,992
Cibesa, S.A.	Valentín Sanz,16. Sta. Cruz de Tenerife	99.99	0.01	100.00	2,765	133	50	2,765
Gesbankinter, S.A., S.G.I.I.C.	Marqués de Riscal, 11. Madrid	99.99	0.01	100.00	4,345	5,755	32,567	4,509
Hispamarket, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	27,144	(2,199)	(9,481)	15,465
Intergestora, Sociedad de Capital Riesgo, S.A., S.C.R.	Castellana, 29. Madrid	99.99	0.01	100.00	18,030	(150)	(417)	17,463
Intermobiliaria, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	6,010	11,209	2,031	15,332
Bankinter International Cayman, Ltd.	P.O. Box 309, George Town. Grand Cayman	100.00	-	100.00	48	384	(185)	1
Bankinter Cayman Issuances, Ltd.	P.O. Box 309, George Town. Grand Cayman	100.00	-	100.00	48	-	-	1
Bankinter Finance Limited	P.O. Box 309, George Town. Grand Cayman	100.00	-	100.00	269,624 [1]	461	359	1
Ginstow Finance, Ltd.[2]	Custom House Quary, 90070. Dublin (Irlanda)	100.00	-	100.00	260	1,455	616	260
Intergestora Nuevas Tecnologías, S.C.R., S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	18,030	(7,012)	2,126	13,145
E-Bankinter Certifica, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	60	1	1	60
Bankinter Asesores Financieros, S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	15	(1)	(3)	9
E-Bankinter Internet Factory, S.C.R., S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	1,202	6	(13)	1,195
Bankinter Capital Riesgo, SGECR, S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	310	(6)	1	239

(1) Including the preferred shares issued by the company.

The detail of the Companies accounted for by the equity method, showing the percentage of direct or indirect ownership, capital stock, reserves and income/loss for the year ended December 31, 2003, is as follows:

(thousands of euros)

		% of Ownership by Bankinter as of 12.31.03						
	Address	Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss)	Net Book Value
Línea Directa Aseguradora, S.A.	Isaac Newton,7 (Tres Cantos). Madrid	50.00	-	50.00	37,512	(1,192)	20,247	28,284
Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros	Castellana,29. Madrid	99.99	0.01	100.00	11,122	46,846	12,163	4,865
Aircraft, S.A.	Marqués de Riscal, 13. Madrid	99.99	0.01	100.00	7,212	(2,104)	(262)	4,711
Grupo Industrial Catensa, S.A.[1]	Ausias March,16. Barcelona	29.51	-	29.51	676	2,142	287	196
Grupo Empresarial ENCE, S.A.[1]	Avda. de Burgos, 8-B Edificio Génesis. Madrid	-	6.50	6.50	114,615	214,331	37,950	33,939

(1) Data on the investee as of November 30, 2003.

The detail of the Companies accounted for by the equity method, showing the percentage of direct or indirect ownership, capital stock, reserves and income/loss for the year ended December 31, 2002, is as follows:

(thousands of euros)

		% of Ownership by Bankinter as of 12.31.02						
	Address	Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss)	Net Book Value
Línea Directa Aseguradora, S.A.	Isaac Newton,7 (Tres Cantos). Madrid	50.00	-	50.00	37,512	(6,461)	5,270	18,328
Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros	Castellana,29. Madrid	99.99	0.01	100.00	11,122	41,366	11,832	4,865
Aircraft, S.A.	Marqués de Riscal, 13. Madrid	99.99	0.01	100.00	7,212	(1,616)	(775)	4,821
Grupo Industrial Catensa, S.A. (1)	Ausias March,16. Barcelona	29.51	-	29.51	676	2,229	(1,384)	196
Asistencia y Peritaciones, S.L.	García Martín,19 Edificio Anade Pozuelo de Alarcón. Madrid	-	50.00	50.00	30	252	347	421
Sogecable S.A. (1)	Gran Vía, 32. Madrid	-	4.11	4.11	194,048	101,671	(57,999)	26,477
ENCE, S.A. (1)	Avda. de Burgos, 8-B Edificio Génesis. Madrid	-	6.50	6.50	114,613	197,153	26,040	33,939

(1) Data on the investee as of November 30, 2002.

The detail of other companies in which the Group's ownership interest exceeds 5%, or 3% if the investee is listed, as of December 31, 2002, is as follows:

(thousands of euros)

		% of Ownership by Bankinter as of 12.31.02						
	Address	Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss)	Net Book Value
Filtros Mann, S.A.(1)	Santa Fé,s/n. Zaragoza	10.28	-	10.28	6,766	29,211	3,107	740
Mercavalor, S.V.B., S.A. (2)	Avda. Brasil,7. Madrid	16.67	-	16.67	4,508	988	384	502
Corpfin Capital Fund B.V. (3)	P.O. Box 1,469 - 1,000 B.L. Amsterdam	5.86	-	5.86	9,792	4,043	(2,581)	149

(1) Data on the investee as of August 31, 2002
(2) Data on the investee as of June 30, 2002
(3) Data on the investee as of December 31, 2001

Of the shares included in the permanent investments portfolio as of December 31, 2003, only those of Bankinter Inversiones, S.I.M., S.A. and Grupo Empresarial Ence, S.A. are listed. The shares of Sogecable, S.A. were also listed as of December 31, 2002.

In 2003, as described in the "Comparative Information" note, the subsidiary Hispamarket, S.A. sold all its holding in Sogecable, S.A.

The holding in Filtros Mann, S.A. was also sold in 2003, giving rise to a gain of €2,876 thousand which is included under the "Extraordinary Income" caption in the statement of income.

The indirect holding in Grupo Empresarial Ence, S.A. was acquired in 2001 when this company was in the process of privatization. Hispamarket, S.A. and two Spanish financial institutions entered into a purchase agreement with SEPI whereby they acquired 25% of Grupo Empresarial Ence, S.A.'s capital stock less 1 share (6.50% holding in the case of Hispamarket) and undertook vis-à-vis SEPI, among other things, to maintain a joint holding in Grupo Empresarial Ence, S.A. of at least 24% up to January 1, 2005.

The investment in Línea Directa Aseguradora, S.A. was reclassified from the "Investments in Group Companies" to the "Investments in Non-Group Companies" caption in 2003. The investments in Mercavalor, S.V.B., S.A. and Corpfin Capital Fund, B.V. were reclassified to the "Equity Securities" caption.

CONSOLIDATION GOODWILL

Following are the variations in the consolidation goodwill of the Group in 2003, 2002 and 2001:

	(thousands of euros)
Balance at 12.31.2000	**10,843**
Increases	14,396
Decreases	1,958
Balance at 12.31.2001	**23,281**
Increases	(351)
Decreases	2,640
Balance at 12.31.2002	**20,290**
Increases	5,084
Decreases	14,751
Balance at 12.31.2003	**10,623**

PROPERTY AND EQUIPMENT

The variations in the property and equipment of the Bankinter Group in 2003, 2002 and 2001 were as follows:

(thousands of euros)

	Property			Furniture, Machinery and Fixtures		
	Cost	Accumulated Depreciation	Book Value	Cost	Accumulated Depreciation	Book Value
Balance at 12.31.2000	**100,640**	**19,244**	**81,396**	**228,810**	**163,708**	**65,102**
Allowance for foreclosed assets	-	-	4,260	-	-	-
Net balance at 12.31.2000	**100,640**	**19,244**	**77,136**	**228,810**	**163,708**	**65,102**
Increases	18,348	1,657	16,691	21,080	17,581	3,499
Decreases	10,620	459	10,161	18,582	6,951	11,631
Transfers	(11,505)	(8)	(11,497)	11,497	-	11,497
Rented assets	-	-	-	-	3,914	(3,914)
Balance at 12.31.2001	**96,863**	**20,434**	**76,429**	**242,805**	**178,252**	**64,553**
Allowance for foreclosed assets	-	-	2,955	-	-	-
Net balance at 12.31.2001	**96,863**	**20,434**	**73,474**	**242,805**	**178,252**	**64,553**
Increases	18,862	1,747	17,115	9,997	20,198	(10,201)
Decreases	6,661	130	6,531	13,281	9,958	3,323
Transfers	(10,545)	(466)	(10,079)	10,107	28	10,079
Rented assets	-	-	-	767	414	353
Balance at 12.31.2002	**98,519**	**21,585**	**76,934**	**250,395**	**188,934**	**61,461**
Fondo Activos Adjudicados	-	-	3,297	-	-	-
Net balance at 12.31.2002	**98,519**	**21,585**	**73,637**	**250,395**	**188,934**	**61,461**
Increases	10,424	1,790	8,634	5,925	14,612	(8,687)
Decreases	6,186	559	5,627	48,021	45,939	2,082
Transfers	(6,163)	7	(6,170)	6,163	(7)	6,170
Rented assets	-	-	-	232	559	(327)
Balance at 12.31.2003	**96,594**	**22,823**	**73,771**	**214,694**	**158,159**	**56,535**
Allowance for foreclosed assets	-	-	2,918	-	-	-
Net balance at 12.31.2003	**96,594**	**22,823**	**70,853**	**214,694**	**158,159**	**56,535**

The balance of the "Property and Equipment" caption in the public consolidated balance sheet is net of the allowance for foreclosed assets, which amounted to €2,918 thousand in 2003 (€3,297 thousand in 2002 and €2,955 thousand in 2001).

The detail, by asset type, of the revaluation of certain property and equipment in 1996 pursuant to Royal Decree-Law 7/1996, is as follows:

	(thousands of euros)
Land	1,707
Buildings	12,219
Machinery and fixtures	6,629
Computer hardware	252
Furniture	2,067
Vehicles	42
Total	**22,916**

As a result of the increase in the balance of the Group's property and equipment due to application of Royal Decree-Law 7/1996, an additional depreciation charge of €385 thousand was recorded in the 2003 statement of income (€482 thousand in 2002 and €761 thousand in 2001). As of December 31, 2003, the net book value of the revaluation effect was €10,240 thousand (€10,893 thousand in 2002 and €12,842 thousand in 2001).

The detail of the net book values of the property and equipment not used in operations is as follows:

			(thousands of euros)
	12.31.03	**12.31.02**	**12.31.01**
Land	3,242	3,219	3,628
Buildings	6,037	6,320	5,974
Machinery, computer hardware and vehicles	43	56	123
Allowance for foreclosed assets	(2,918)	(3,297)	(2,955)
Total	**6,404**	**6,298**	**6,770**

As of December 31, 2003, there were property and equipment sale commitments amounting to €69 thousand (the same amount in 2002 and 2001).

OTHER ASSETS

The detail of the main items in this balance-sheet caption is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Options purchased	24,114	19,378	12,436
Transactions in transit	16,021	12,851	9,717
Interim dividend	53,290	64,519	47,101
Corporate income tax withholdings	69,855	3,514	70,866
Prepaid income tax	154,898	116,353	72,139
Cash guarantees	47,565	31,387	107,200
Unsettled financial transactions	156,659	85,153	160,527
Checks drawn on banks	60,757	60,514	82,844
Clearing houses	-	-	2,000
Other items	83,392	103,076	98,233
Total	**666,551**	**496,745**	**663,063**

BALANCE-SHEET LIABILITY CAPTION DISCLOSURES

DUE TO BANKS

The detail, by nature and currency, of this caption is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Bank of Spain	-	900,000	519,999
Banks operating in Spain	1,506,891	1,302,326	1,182,938
Savings banks	254,212	998,993	737,903
Credit cooperatives	35,000	15,500	74,400
Instituto de Crédito Oficial (ICO)	136,160	143,959	150,007
Credit institutions abroad	1,545,081	1,410,976	1,178,631
Other resident credit institutions	-	-	-
Total	**3,477,344**	**4,771,754**	**3,843,878**
In euros	3,276,543	4,504,263	3,473,500
In foreign currencies	200,801	267,491	370,378

The detail, by term to maturity, of the "Due to Banks - Time or Notification Deposits" account on the liability side of the balance sheets is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Term			
Up to 3 months	1,870,333	3,348,345	2,964,983
3 months to 1 year	504,003	842,932	427,864
1 to 5 years	760,276	314,547	180,979
Over 5 years	234,084	145,775	59,988
Unclassified	-	-	113,936
Total	**3,368,696**	**4,651,599**	**3,747,750**

CUSTOMER DEPOSITS

The detail, by type of account and currency, of this caption is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Demand deposits	5,866,851	5,209,963	5,017,342
Savings deposits	110,294	111,005	125,651
Time deposits	2,370,449	3,256,740	3,567,207
Securities sold under repurchase agreement	4,436,488	3,677,451	3,875,569
Other accounts	2,939	2,501	1,875
Total	**12,787,021**	**12,257,660**	**12,587,644**
In euros	12,582,518	12,033,807	12,296,583
In foreign currencies	204,503	223,853	291,061

The detail, by depositor, is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Deposits of government entities	326,950	386,815	335,351
Deposits of other residents	12,099,582	11,458,555	11,804,199
Deposits of nonresidents	360,489	412,290	448,094
Total	**12,787,021**	**12,257,660**	**12,587,644**
Of which: Group companies	111,324	211,361	188,712

The detail, by term to maturity, of the "Customer Deposits - Savings Deposits - Time" account in the balance sheets is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Term			
Up to 3 months	1,969,033	2,445,856	2,781,728
3 months to 1 year	174,629	396,728	433,242
1 to 5 years	188,981	183,237	268,570
Over 5 years	37,806	230,919	83,667
Total	**2,370,449**	**3,256,740**	**3,567,207**

The detail, by term to maturity, of the "Customer Deposits - Other Deposits - Time" account in the balance sheets is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Term			
Up to 3 months	2,774,055	2,934,368	2,664,019
3 months to 1 year	1,665,372	745,584	1,213,425
1 to 5 years	-	-	-
Over 5 years	-	-	-
Total	**4,439,427**	**3,679,952**	**3,877,444**

BONDS, NOTES AND OTHER MARKETABLE SECURITIES

A total of 4,926,851 Bankinter Group bonds, issued from 1998 to 2003, with a face value of €180,543 thousand and maturities from 2005 to 2010, were outstanding at 2003 year-end.

All the bonds outstanding as of December 31, 2003, were issued at par and bear nominal annual interest ranging from Euribor-2.5% to 5.41%.

The Group reserves the right, in the issues where so stipulated, to redeem the issues early, in full, in part or by repurchase on the stock exchange. No bond issues were redeemed in 2003 (bonds amounting to €150,253 thousand and €53 thousand were redeemed in 2002 and 2001, respectively, using this right).

Following is the detail of the outstanding bond issues:

(thousands of euros)

Issue	Face Amount	Balance Outstanding	Interest (%)	Listed	Final Maturity of Issue
12.01.1998	98,542	67,914	Mibor -2.5%	Yes	01.02.2009
02.15.2000	17,700	17,700	5,41	Yes	01.21.2005
02.04.2003	64,301	53,847	Euribor -2.5%	Yes	04.05.2010
Total	**180,543**	**139,461**			

The authorization granted on June 25, 1998, by the Shareholders' Meeting to the Board of Directors to issue up to €300,506 thousand (issued or outstanding balance) of bonds or debentures convertible into shares was partially exercised in 1998. An issue of convertible debentures for the Bank employees was launched as a result of this authorization. The dates for obligatory conversion of the debentures are January 2, 2001, 2003, 2005, 2007 and 2009 and those for optional conversion are January

2, 2000, 2002, 2004, 2006 and 2008. As discussed in the "Capital Stock" section, in January 2000 certain of these debentures were voluntarily converted into shares and, as a result, capital stock increased by €205 thousand (136,424 shares) with additional paid-in capital of €3,175 thousand. In January 2001 certain of these debentures were obligatorily converted into shares and, as a result, capital stock increased by €961 thousand (640,735 shares) with additional paid-in capital of €14,908 thousand. In January 2002 certain of these debentures were voluntarily converted into shares and, as a result, capital stock increased by €514 thousand (342,487 shares) with additional paid-in capital of €7,970 thousand. The exchange ratio is one share per debenture. The face amount of each debenture issued is €24.77. The outstanding balance of Issue I as of December 31, 2003, was €70,350 thousand (€70,350 thousand and €78,833 thousand as of December 31, 2002 and 2001, respectively).

In March 2000, Convertible Debenture Issue II for Bank employees was launched. The dates for obligatory conversion of the debentures were March 5, 2001, 2002, 2003, 2004, 2005, 2006, 2007, 2008, 2009 and 2010. The exchange ratio was one share per debenture. The face value of each debenture issued was €45.21.

"Convertible Debenture Issue III for Bankinter Group Employees", launched in March 2001, which cancelled the previous March 2000 issue, was for a maximum amount of €113,183 thousand and a unit face value of €38.85. The subscribers to these securities were the holders of the convertible debentures of "Convertible Debenture Issue II for Bank Employees. 2000" at the date of early redemption of that issue who continued to be Group employees at the issuance date. The exchange ratio of the convertible debentures was one share per debenture. The debenture conversion dates were April 5, 2001, 2002, 2003, 2004, 2005, 2006, 2007, 2008, 2009 and 2010.

In April 2001 certain of these debentures were converted into shares and, as a result, capital stock increased by €239 thousand (159,311 shares) with additional paid-in capital of €5,950 thousand.

On November 14, 2001, the Bank's Board of Directors approved the early redemption of "Convertible Debenture Issue III for Bankinter Group Employees. 2001", formalized in a public deed dated December 19, 2001, and the launch of Convertible Debenture Issue IV for a maximum amount of €88,322 thousand with a unit face value of €32.07. The subscription period for this issue commenced on January 27, 2002. The subscribers to the debentures were the holders of the convertible debentures of "Convertible Debenture Issue III for Bankinter Group Employees. 2001" at the date of early redemption of that issue who continued to be Group employees at the issuance date, with the exceptions specified in the issue resolution. The exchange ratio of the convertible debentures was one share per debenture. The debenture conversion dates were the same as for Convertible Debenture Issue III.

As discussed in the "Capital Stock" section, in May 2002, certain of the debentures of "Convertible Debenture Issue IV for Bankinter Group Employees" were voluntarily converted and, as a result, capital stock increased by €279 thousand (186,088 shares) with additional paid-in capital of €5,689 thousand.

On November 14, 2002, the Bank's Board of Directors approved the early redemption of "Convertible Debenture Issue IV for Bankinter Group Employees. 2002", and the launch of Convertible Debenture Issue V at a conversion price of €25.04 per share. The subscription period for this issue commenced on January 20, 2003. The subscribers to the debentures were the holders of the convertible debentures of "Convertible Debenture Issue IV for Bank Employees. 2002" at the date of early redemption of that issue who continued to be Group employees at the issuance date, with the exceptions specified in the issue resolution. The exchange ratio of the convertible debentures is one share per debenture. The debenture conversion dates are the same as for Convertible Debenture Issue IV. Certain of these debentures were converted into shares in April 2003 and, as a result, capital stock increased by €260 thousand (173,742 shares), with additional paid-in capital of €4,090 thousand. The outstanding balance of Issue V as of December 31, 2003, was €59,951 thousand, of which €5,670 thousand were held by the Group as of December 31, 2003.

As a result of the voluntary conversions and early redemptions in 2003, as discussed under the "Accounting Principles Applied" section of these notes to consolidated financial statements, €489 thousand were credited to "Additional Paid-in Capital" in 2003 (€1,883 thousand in 2002).

In 2003 the Group renewed and increased the Euro Commercial Paper Program issued by Bankinter International, B.V. with registered office in Holland and guaranteed by Bankinter, S.A., maintaining an ending balance of €2,728,650 thousand as of December 31, 2003 (€922,257 thousand and €564,568 thousand as of December 31, 2002 and 2001. respectively).

The ending balance as of December 31, 2003, of the Euro Medium Term Notes Program through the subsidiaries Bankinter International Cayman and Bankinter Cayman Issuances, guaranteed by Bankinter, S.A. amounted to €215,926 thousand (€454,316 thousand and €499,598 thousand as of December 31, 2002 and 2001, respectively).

In 2003 bearer notes with a face value of €1,000 each were issued at a discount and at terms ranging from 7 through 733 days. The interest rate on the notes was set on the basis of the market conditions at the time of issuance.

Following is a list of the note issues outstanding, showing the date of registration with the Spanish National Securities Market Commission (CNMV), the face amount and the outstanding balance placed as of December 31, 2003:

(thousands of euros)

Date of Registration with CNMV	Face Amount	Outstanding Balance at 12.31.03	Outstanding Balance at 12.31.02
03.22.2000	-	-	773
03.20.2001	1,500,000	2,768	106,384
03.21.2002	2,000,000	71,737	1,711,236
03.31.2003	2,000,000	1,730,656	-
Total	**5,500,000**	**1,805,161**	**1,818,393**

The detail, by term to maturity, of the notes issued is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Term			
Up to 3 months	1,330,607	1,286,992	764,718
3 months to 1 year	432,070	505,718	409,393
1 to 5 years	42,484	25,683	99,075
Total	**1,805,161**	**1,818,393**	**1,273,186**

Since the management of the Bank's liquidity and capital requires planning, Bankinter maintains various financing programs and instruments—in both the Spanish local markets and the international markets—to obtain funding or issue securities of any kind at short term (promissory notes, Euro commercial paper) and at very long term (bonds, debentures and notes, mortgage bonds) in any of the debt categories (guaranteed, senior, subordinated, etc.).

Short-term issues were recurrent in both the Bankinter Promissory Notes Program and the Euro Commercial Paper Program. The average balances outstanding of these issues were €1,579,090 thousand and €1,874,200 thousand, respectively (€1,603,000 thousand and €624,674 thousand, respectively, in 2002 and €1,053,900 thousand and €332,700 thousand, respectively, in 2001),

OTHER LIABILITIES

The detail of the main items in this balance-sheet caption is as follows:

(thousands of euros)

	12.31.03	**12.31.02**	**12.31.01**
Debentures payable	88,034	87,139	103,368
Factoring payables	786	1,332	1,193
Options written	15,273	10,707	9,995
Transactions in transit	72,010	19,310	8,692
Deferred income tax	-	-	2,481
Clearing house	-	175	2,129
Tax collection accounts	254,378	247,345	226,567
Special accounts	148,992	71,872	145,663
Guarantees received	28,976	6,845	71,274
Other items	65,799	29,835	67,071
Total	**674,248**	**474,560**	**638,433**

SPECIAL ALLOWANCES

The following tables show the accumulated balances of the allowances recorded for the purposes stated and the variations in 2003, 2002 and 2001.

The loan loss allowance is presented in the balance sheets as a reduction of the credit facilities and loans caption, except for the portion relating to off-balance-sheet risks (€37,321 thousand, €26,622 thousand and €26,105 thousand as of December 31, 2003, 2002 and 2001, respectively). The security price fluctuation allowance was deducted from the related balances making up the securities portfolio, and the allowance for foreclosed assets was deducted from property and equipment.

The variations in the special allowances were as follows:

(thousands of euros)

	Loan Loss Allowance	Security Price Fluctuation Allowance	Pension Allowance	Futures Transactions Allowance	Other Specific Allowances	General Risk Allowance	Total
Balance at 12.31.2000	**160,054**	**63,103**	**-**	**36,594**	**106,003**	**35,603**	**401,357**
Variation in 2001							
Provisions	83,631	25,488	-	23,749	51,949	-	184,817
Amount used	(13,260)	(1,878)	-	(3,311)	(11,105)	(24)	(29,578)
Other variations and transfers	(13,047)	(62,348)	-	(15,171)	(33,109)	4,111	(119,564)
Balance at 12.31.2001	**217,378**	**24,365**	**-**	**41,861**	**113,738**	**39,690**	**437,032**
Variation in 2002							
Provisions	87,010	16,553	-	26,794	54,993	-	185,350
Amount used	(10,582)	(7,016)	-	(20,423)	(480)	(24)	(38,525)
Other variations and transfers	(19,028)	(24,752)	19,080	(15,786)	(27,277)	7,641	(60,122)
Balance at 12.31.2002	**274,778**	**9,150**	**19,080**	**32,446**	**140,974**	**47,307**	**523,735**
Variation in 2003							
Provisions	151,099	62,230	-	37,991	67,836	-	319,156
Amount used	(12,428)	(2,831)	(19,080)	(10,630)	(3,569)	(24)	(48,562)
Other variations and transfers	(17,566)	(54,990)	20,900	(33,388)	12,550	(39,358)	(111,852)
Balance at 31.12.2003	**395,883**	**13,559**	**20,900**	**26,419**	**217,791**	**7,925**	**682,477**

The "Other Specific Allowances" column includes the Bank's treasury stock allowance, recorded in accordance with Bank of Spain regulations, which require a specific allowance to be set up to cover the difference between the cost of the treasury stock and its underlying book value, as discussed in the "Accounting Principles Applied" section of these notes to consolidated financial statements. This allowance amounted to €20,154 thousand as of December 31, 2003 (€29,032 thousand in 2002 and €30,029 thousand in 2001), of which €1,464 thousand relate to shares acquired by the Bank's subsidiaries (€4,324 thousand in 2002 and €7,824 thousand in 2001). This column also includes a provision of €2,969 thousand recorded by the Group in 2003, in accordance with the principle of prudence, to adapt the treatment given to certain items by Línea Directa Aseguradora, S.A., in accordance with the specific accounting regulations for insurance companies, to the accounting principles applicable to banks and the provision of €62,644 thousand described in the "Tax Matters" section, the remaining balance relating mainly to allowances set up by the Bank, in accordance with the principle of prudence, to cover inherent business risks. In accordance with Group policy, these allowances are increased on the basis of the increase in average assets under management.

The variation in 2003 in the "Other Specific Allowances" column relates mainly to the period provision described in the "Extraordinary Charges" note and to the tax charge refund received from the tax authorities, described in the "Tax Matters" note.

The "Pension Allowance" caption includes the allowance for early retirements described in the "Accounting Policies – Comparative Information" note.

The detail of the variations in 2003 in the loan loss allowance, distinguishing specific, general-purpose and statistical coverage, is as follows:

(thousands of euros)

	Specific Coverage	General-Purpose Coverage	Statistical Coverage
Balance at 12.31.2000	**30,586**	**111,282**	**18,186**
Variation in 2001			
Provisions	28,926	20,088	34,617
Amount used	(13,260)	-	-
Other variations and transfers	(13,047)	-	-
Balance at 12.31.2001	**33,205**	**131,370**	**52,803**
Variation in 2002			
Provisions	29,183	12,467	45,360
Amount used	(10,582)	-	-
Other variations and transfers [1]	(19,028)	-	-
Balance at 12.31.2002	**32,778**	**143,837**	**98,163**
Variation in 2003			
Provisions	32,657	26,445	91,997
Amount used	(12,428)	-	-
Other variations and transfers [1]	(17,566)	-	-
Balance at 12.31.2003	**35,441**	**170,282**	**190,160**

(1) *This account includes period releases amounting to €11,103 thousand (€11,835 thousand in 2002 and €8,435 thousand in 2001), prior years' releases* amounting to €5,969 thousand (€5,993 thousand in 2002 and €4,134 thousand in 2001) and negative exchange difference adjustments amounting to €494 thousand (€562 thousand in 2002 and €45 thousand in 2001). This account also included in 2002 and 2001 transfers to the allowance for property and equipment amounting to €638 thousand and €523 thousand, respectively.

The maximum amount to be recorded in the statistical loan loss allowance was €199,308 thousand as of December 31, 2003 (€165,948 thousand in 2002 and €152,587 thousand in 2001).

These allowances were recorded as stipulated in Rule 11 of Bank of Spain Circular 4/1991. The statistical loan loss allowance was recorded on the basis of the credit risk loss coefficients described in Note f) under the "Accounting Principles Applied" heading.

SUBORDINATED DEBT

As of December 31, 2003, the Group had €297,767 thousand of subordinated debentures outstanding. These securities are subordinated debt in accordance with Article 7 of Law 13/1992 on equity and consolidated supervision of financial institutions and Rule 8 of Bank of Spain Circular 5/1993.

These debenture issues meet the requirements of Rule 8 of Bank of Spain Circular 5/1993 to qualify as Tier-2 capital and for this purpose a certificate was obtained from the Bank of Spain classifying them as computable capital.

In 2003 the Bank launched two new subordinated debt issues for a total amount of €100 million. Accordingly, the detail of the issues outstanding as of December 31, 2003, is as follows:

(thousands of euros)

	Issue	Face Amount	Balance Outstanding	Interest (%)	Maturity
Subordinated debentures. 1997	06.16.1997	60,101	60,101	6.95	06.16.2007
Subordinated debentures I. 1998	05.29.1998	17,464	17,464	5.00	05.29.2008
Subordinated debentures II. 1998	05.14.1998	36,061	36,061	5.70	12.18.2012
Subordinated debentures III. 1998	05.14.1998	84,141	84,141	6.00	12.18.2028
Subordinated debentures I. 2003	06.27.2003	50,000	50,000	3m-Eur + 0.55	06.27.2013
Subordinated debentures II. 2003	09.30.2003	50,000	50,000	3m-Eur + 0.50	09.30.2013
Total		**297,767**	**297,767**		

The Bank can redeem the June 27, 2003 issue early in full, after obtaining approval from the Bank of Spain, from June 27, 2008, or quarterly through maturity.

The Bank can redeem the September 30, 2003 issue early in full, after obtaining approval by the Bank of Spain, from September 30, 2008, or quarterly through maturity.

€13,183 thousand of interest was paid on subordinated debentures in 2003 (€12,144 thousand in 2002 and €11,281 thousand in 2001).

CAPITAL STOCK

At December 31, 2003, the capital stock of Bankinter, S.A. consisted of 75,944,167 fully subscribed and paid shares of €1.5 par value each (75,770,425 and 75,241,850 shares of €1.5 par value each in 2002 and 2001, respectively).

All the shares are recorded by the book-entry system, are listed on the Madrid and Barcelona Stock Exchanges and are traded by the Spanish computerized trading system.

In 2001 capital stock increased by 800,046 shares (€1,200 thousand) as a result of the voluntary exchange of two convertible debenture issues (640,735 shares and 159,311 shares of Issues I and III, respectively, representing an increase of €961 thousand and €239 thousand, respectively).

In 2002 capital stock increased by 582,575 shares (€793 thousand) as a result of the voluntary conversion of Convertible Debenture Issues I and IV (342,487 shares and 186,088 shares of Issues I and IV, respectively, representing an increase of €514 thousand and €279 thousand, respectively).

In 2003 capital stock increased by €260 thousand (173,742 shares) as a result of the voluntary conversion of Convertible Debenture Issue V.

Additional paid-in capital increased by €4,090 thousand in 2003 (€13,659 thousand in 2002 and €20,858 thousand in 2001) relating to the difference between the face amount of the debentures exchanged and the par value of the shares issued.

TREASURY STOCK

At 2003 year-end the Group held 1,010,816 shares of treasury stock of €1.5 par value each (1,378,451 shares at 2002 year-end and 1,408,135 at 2001 year-end).

In 2003 the Bankinter Group purchased 103,817 shares and sold 471,452 shares in the stock market. The results of these transactions are included under the "Extraordinary Income" caption in the statement of income.

Variations in treasury stock (number of shares)

	Intermobiliaria	Bankinter	Total
Balance at 12.31.2000	**939,137**	**548,041**	**1,487,178**
Purchases	-	1,631,750	1,631,750
Sales	578,876	1,131,917	1,710,793
Balance at 12.31.2001	**360,261**	**1,047,874**	**1,408,135**
Purchases	-	4,169	4,169
Sales	18,578	15,275	33,853
Balance at 12.31.2002	**341,683**	**1,036,768**	**1,378,451**
Purchases	50,000	53,817	103,817
Sales	326,563	144,889	471,452
Balance at 12.31.2003	**65,120**	**945,696**	**1,010,816**

The detail of the treasury stock as of December 31, 2003, is as follows:

	Number of Shares	(thousands of euros) Par Value	(euros) Average Acquisition Cost	(thousands of euros) Reserve for Treasury Stock	% of Capital Stock
Intermobiliaria, S.A.	65,120	98	32,90	776	0,09
Bankinter, S.A.	945,696	1,419	31,56	11,290	1,24
Total	**1,010,816**	**1,517**	**31,65**	**12,066**	**1,33**

RESERVES

The variations in the reserves and the losses at consolidated Bankinter Group companies in 2003, 2002 and 2001 were as follows:

(thousands of euros)

	Balance at 12.31.00	Distribution of 2000 Income	Other Variations	Capital Increase	Balance at 12.31.01	Distribution of 2001 Income	Other Variations	Capital Increase	Balance at 12.31.02	Distribution of 2002 Income	Other Variations	Capital Increase	Balance at 12.31.03
Legal reserve	34,077	-	-	-	34,077	-	-	-	34,077	-	-	-	34,077
Additional paid-in capital	206,564	-	-	20,858	227,422	-	-	15,542	242,964	-	(539)	4,579	247,004
Reserve for treasury stock													
Acquisition of shares	16,115	-	(997)	-	15,118	-	(2)	-	15,116	-	(3,050)	-	12,066
Collateral	2,256	-	2,473	-	4,729	-	2,270	-	6,999	-	35,162	-	42,161
Unrestricted reserve	190,734	21,562	(2,607)	-	209,689	32,177	(15,047)	-	226,819	21,538	(21,976)	-	226,381
Other reserves at the Parent Company	84,665	(1,268)	(4,380)	-	79,017	(8,847)	(443)	-	69,727	14,639	22,221	-	106,587
Revaluation reserve (Royal Decree-Law 7/1996)	22,227	-	-	-	22,227	-	-	-	22,227	-	-	-	22,227
Consolidation reserves													
- Fully consolidated companies	17,650	(4,268)	82	-	13,464	1,945	-	-	15,409	(1,078)	-	-	14,331
- Companies accounted for by the equity method	25,826	8,379	4,453	-	38,658	8,510	-	-	47,168	6,690	-	-	53,858
Losses at consolidated companies													
- Fully consolidated companies	(13)	(2,618)	221	-	(2,410)	(6,363)	-	-	(8,773)	(2,664)	-	-	(11,437)
- Companies accounted for by the equity method	(20,997)	(1,242)	855	-	(21,384)	(1,253)	-	-	(22,637)	2,982	-	-	(19,655)
Dividends and other funds	-	68,417	-	-	-	72,196	-	-	-	68,222	-	-	-
Income for the year	88,962	(88,962)	98,365	-	98,365	(98,365)	-	-	-	(110,329)	-	-	-
Total	**668,066**	**-**	**98,465**	**20,858**	**718,972**	**-**	**(13,222)**	**15,542**	**649,096**	**-**	**31,818**	**4,579**	**727,600**

454,739 Bankinter shares were accepted from customers as collateral as of December 31, 2003 (465,770 in 2002 and 73,830 in 2001) and the par value of these shares was €682 thousand (€699 thousand in 2002 and €111 thousand in 2001).

The "Other Variations" columns for 2003 and 2002 include, among other items, the reclassification of the Reserve for investment in the Canary Islands and the charges relating to early retirement plans described in the "Accounting Policies – Comparative Information" note.

Fully consolidated companies

The detail of the reserves and losses at consolidated companies generated by the Group companies in 2003, 2002 and 2001 is as follows:

(thousands of euros)

	2003		2002		2001	
	Losses	Reserves	Losses	Reserves	Losses	Reserves
Ginstow Finance, Ltd	-	-	-	1,455	-	170
Bankinter Consultoría, Asesoramiento y Atención Telefónica, S.A.	-	290	-	293	-	299
Bankinter Gestión de Seguros, S.A. de Correduría de Seguros	-	30	-	30	-	30
Bankinter Internacional B.V.	-	1,321	-	931	-	571
Bankinter Inversiones, S.I.M., S.A.	-	4,008	-	4,080	-	4,421
Cibesa, S.A.	-	138	-	133	-	111
Gesbankinter, S.A., S.G.I.I.C.	-	5,589	-	5,589	-	5,589
Hispamarket, S.A.	5,862	-	1,520	-	1,140	-
Intergestora, S.C.R., S.A., S.C.R.	628	-	203	-	-	263
Intermobiliaria, S.A.	-	2,053	-	2,048	-	1,580
Bankinter Internacional Cayman, Ltd.	-	164	-	383	-	43
Bankinter Finance Limited	-	680	-	461	-	387
Intergestora Nuevas Tecnologías, S.C.R., S.A.	4,935	-	7,049	-	1,270	-
E-Pagado International Network, S.A.	5	-	1	-	-	-
Ebankinter Certifica, S.A.	-	1	-	-	-	-
Ebankinter Internet Factory, S.C.R., S.A.	7	-	-	6	-	-
Bankinter Netherlands B.V.	-	55	-	-	-	-
Bankinter Capital Riesgo S.G.E.C.R., S.A.	-	2	-	-	-	-
Total	**11,437**	**14,331**	**8,773**	**15,409**	**2,410**	**13,464**

Companies accounted for by the equity method

(thousands of euros)

	2003		2002		2001	
	Losses	Reserves	Losses	Reserves	Losses	Reserves
Línea Directa Aseguradora, S.A.	17,587	-	20,401	-	19,651	-
Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros	-	48,949	-	43,470	-	33,892
Aircraft, S.A.	2,068	-	1,580	-	1,038	-
Sogecable S.A.	-	-	656	-	695	-
Grupo Industrial Catensa, S.A.	-	3,463	-	3,209	-	3,915
Grupo empresarial ENCE,S.A.	-	1,446	-	489	-	851
Total	**19,655**	**53,858**	**22,637**	**47,168**	**21,384**	**38,658**

SUPPLEMENTARY INFORMATION

TAX MATTERS

The "Sundry Liability Accounts" captions in the accompanying consolidated balance sheets includes the estimated corporate income tax applicable to 2003, 2002 and 2001 income. The tax credits permitted under tax law were taken into account in calculating the estimates.

Since certain transactions are treated differently for corporate income tax and for financial statement preparation purposes, the taxable income for the year differs from book income. The deferred or prepaid taxes arise because the timing of recognition of revenues and expenses under current tax regulations differs from that required by the regulations on the preparation of consolidated financial statements.

On December 27, 2000, the Bank notified the Spanish Tax Agency's National Inspection Office that it had opted to apply the tax system for corporate groups from the year 2001. The Tax Consolidation Group number assigned by this Office was 13/2001.

The Bank's subsidiaries which were included in the tax consolidation group as of December 31, 2001, are as follows:

- Aircraft, S.A.
- Bankinter Consultoría, Asesoramiento y Atención Telefónica, S.A.
- Cibesa, S.A.
- Gesbankinter, S.A.
- Hispamarket, S.A.
- Intermobiliaria, S.A.
- Bankinter Gestión de Seguros y Reaseguros, S.A.
- Bankinter Seguros de Vida, S.A.
- E-pagado, S.A (now E-pagado International Network S.A)
- Ebankinter Certifica, S.A

On December 27, 2002, the Bank notified the Spanish Tax Agency's National Inspection Office of the inclusion in Tax Consolidation Group 13/2001 of the following companies in 2002:

- Intergestora, S.C.R., S.A.
- Intergestora Nuevas Tecnologías, S.C.R., S.A.
- E-Bankinter Internet Factory, S.C.R., S.A.

In December 2003, the Bank notified the Spanish Tax Agency's National Inspection Office of the inclusion in Tax Consolidation Group 13/2001 of Bankinter Capital Riesgo, SEGCR, S.A. in 2003.

Years open for tax review

On January 29, 2002, the Bank was notified that the tax inspection authorities would initiate a general tax audit of the following taxes and years:

Corporate income tax	1997 to 2000
Value added tax	1998 to 2000
Personal income tax withholdings and prepayments	1998 to 2000
Withholdings from income on movable capital	1998 to 2000
Withholdings from nonresidents' taxation	1998 to 2000

The assessments relating to the tax audit of the above-mentioned taxes and years were signed on February 13, 2003.

The total tax liability arising from the assessments issued to the Bank in connection with VAT, personal income tax withholdings and prepayments, withholdings from income on movable capital and withholdings from nonresidents' taxation (1998 to 2000) amounts to €2,695 thousand (including late-payment interest), of which €1,352 thousand were signed under protest.

The tax assessments issued to the Bank in connection with corporate income tax (1998 to 2000) were signed on a preliminary basis since, among other things, the settlement contested as a result of prior tax audits at Gesbankinter, S.A., S.G.I.I.C. is not yet final. These assessments, which were signed under protest, gave rise to the refund of €38,172 thousand of corporate income tax charge relating to the difference between the items formally accepted by the Bank (refund of €46,893 thousand and the payment of €1,514 thousand) and those signed under protest (tax liability of €7,207 thousand).

The refund of €46,893 thousand of tax charge received from the tax authorities relates mainly to the tax paid by the Bank in prior years on the income of Gesbankinter, S.A., S.G.I.I.C. under the fiscal transparency system. Interest amounting to approximately €9 million was also received in this connection. As a precaution against the possibility of this refund not being final, the Bank recorded a provision under the "Provisions for Contingencies and Expenses – Other Provisions" caption for the amount of the refund plus the related interest, totaling €62,644 thousand as of December 31, 2003.

In any case, the tax liabilities which might arise from the claims filed against the assessments signed under protest were adequately provided for at 2003, 2002 and 2001 year-end.

Once these assessments are accepted, the Bank has the years since 2001 open for review by the tax inspection authorities for all the taxes applicable to it.

The possible interpretations which can be made of the tax regulations might give rise to certain contingent tax liabilities. The Group considers that the possibility of these contingent liabilities becoming actual liabilities is remote and that, in any case, the tax charge which would arise would not materially affect the financial statements.

The following table summarizes the calculations required, starting from the book income, to determine the Bank's taxable income for corporate income tax purposes, taking into account not only the book income after taxes but also the amount resulting from not including the tax charge itself as an expense for tax purposes and from adding back to taxable income the amount of the provisions and expenses which are not deductible for tax purposes.

The reconciliation of the book income to the taxable income for corporate income tax purposes is as follows:

(thousands of euros)

	2003			2002			2001		
Book income			**213,800**			**186,202**			**167,872**
	Increases	**Decreases**		**Increases**	**Decreases**		**Increases**	**Decreases**	
Permanent differences	122,767	181,636	(58,869)	109,308	102,778	6,530	78,821	71,604	7,217
Timing differences	174,082	40,287	133,795	122,965	47,302	75,663	91,825	92,444	(619)
- Current year	174,082	-		122,965	-		91,825	5,881	
- Prior years	-	40,287		-	47,302		-	86,563	
Taxable income			**288,726**			**268,395**			**174,470**

The breakdown of the 2003 and 2002 corporate income tax expense is as follows:

(thousands of euros)

	2003	2002
Current tax	54,226	67,456
Tax credits	(2,757)	(760)
Other	13,549	20
Total corporate income tax expense	**65,018**	**66,716**

The decrease in the Group's 2003 corporate income tax expense with respect to that recorded in prior years is mainly due to the tax impact of not including in the taxable income used in calculating the 2003 consolidated corporate income tax expense the income obtained by the Group companies resident in the Cayman Islands (not subject to corporate income tax) which was included in the calculation of the 2001 and 2002 tax and to the tax effect arising in 2003 from the sale of the investment in Sogecable in that year, since the gain on the sale was recognized for accounting purposes in 2003 while it had already been taxed in 2001.

Tax impact of the sale of the investment in Sogecable

Under Transitional Provision 3 of Law 24/2001 on Tax, Administrative, Labor and Social Security Measures, the Bank opted to apply the new regime in its 2001 corporate income tax return with respect to all the income which had been covered by the deferral regime and had not yet been included in the taxable income as of December 31, 2001.

This income includes mainly that arising from the contribution of Sogecable shares by the Bank to the subsidiary Hispamarket, S.A. in 1999. The income obtained in this transaction was reinvested in newly-issued Hispamarket, S.A. shares, received in exchange for the Sogecable shares, giving rise to no gains for accounting purposes. The inclusion of this income in the Bank's taxable income for 2001 corporate income tax purposes entailed the prepayment of tax on income which had not yet been earned for accounting purposes. Accordingly, a prepaid tax was recorded in 2002 as a reduction of the corporate income tax expense for all the income included in the taxable income.

In 2003 Hispamarket, S.A. sold all the ownership interest it had in Sogecable, S.A. as of December 31, 2002. Accordingly, the prepaid tax recorded in 2002 was retired from the balance sheet and the related corporate income tax expense was recognized in the statement of income.

Also, since as a result of the inclusion of the aforementioned income in the Group's taxable income for 2001 corporate income tax purposes, taxes were paid on this income in the Group's 2001 corporate income tax return, when a gain on the aforementioned sale was recognized for accounting purposes in 2003 in Hispamarket, a negative adjustment was made to the taxable income for corporate income tax purposes of this company for the portion of the income included in the Bank's taxable income for 2001 corporate income tax purposes, on which taxes were paid in that year.

The income tax on ordinary income and on extraordinary income in 2003 and 2002 were as follows:

(thousands of euros)

	2003	2002
Ordinary income	88,452	81,345
Extraordinary income	(23,434)	(14,629)
Total tax expense	**65,018**	**66,716**

The variations in prepaid and deferred taxes included under the "Other Assets" and "Other Liabilities" captions in 2003, 2002 and 2001 were as follows:

(thousands of euros)

	Prepaid Taxes	Deferred Taxes
Balance at 12.31.2000	**79,473**	**14,343**
Increases	57,516	385
Decreases	64,850	12,247
Balance at 12.31.2001	**72,139**	**2,481**
Increases	64,864	-
Decreases	20,650	2,481
Balance at 12.31.2002	**116,353**	**-**
Increases	70,268	-
Decreases	31,723	-
Balance at 12.31.2003	**154,898**	**-**

The tax benefits applied in calculating the Group's 2003 corporate income tax charge were as follows:

Type of tax benefit

(thousands of euros)

	2003	2002
Tax deductions		
Reserve for investment in the Canary Islands	(3,389)	(6,379)
Monetary depreciation	(38)	(14)
Total	**(3,427)**	**(6,393)**
Tax credits		
For double taxationn	1,910	86
For training expenses	132	76
For investments	575	461
For reinvestment of extraordinary gains	140	137
Total	**2,757**	**760**

Reserve for investment in the Canary Islands

The amount of the reserve set up in the Canary Islands must be invested within three years from the due date of the corporate income tax on the income from which this deduction was taken.

The assets in which the investment can be made are as follows:

- Acquisition of properties
- Computer hardware
- Canary Islands Autonomous Government debt securities (limited to 50% of the reserve)
- Capital stock of companies with registered offices and business activities in the Canary Islands

Tax credit for reinvestment of extraordinary gains

Law 24/2001 on Tax, Administrative, Labor and Social Security Matters eliminated the extraordinary gain reinvestment regime established by Article 21 of Corporate Income Tax Law 43/1995 and replaced this deferral regime with a tax credit for reinvestment of extraordinary gains. This tax credit is regulated under a new Article 36 ter. of Law 43/1995.

As a result of this change and pursuant to Transitional Provision 3 of the aforementioned Law 24/2001, the Bank opted to apply the new regime in its 2001 corporate income tax return with respect to all the income which had been covered by the deferral regime and had not yet been included in the taxable income as of December 31, 2001. The amount of the income included (and already reinvested) in the taxable income for 2001 corporate income tax purposes and, therefore, of the income on which the tax credit for reinvestment of extraordinary gains was taken in that year, amounted to €107,367 thousand.

This income included mainly that arising from the contribution of Sogecable shares by the Bank to the subsidiary Hispamarket, S.A. in 1999. Its inclusion in the taxable income of the Bank for 2001 corporate income tax purposes entailed the prepayment of tax on a gain which had not yet been generated and, therefore, the Group recorded in 2002 a prepaid tax of €12,295 thousand, thus reducing the corporate income tax expense for all the income included in the taxable income, as discussed above.

The income on which the tax credit for reinvestment of extraordinary gains was taken in 2002 and 2003 amounted to €804 thousand and €702 thousand, respectively, and in each of those years the Bank purchased sufficient fixed assets to meet the reinvestment requirements of Article 36 ter. of Corporate Income Tax Law 43/1995.

FOREIGN CURRENCY BALANCE SHEET ITEMS

The total amounts of foreign currency asset and liability items in the consolidated balance sheets of the Bankinter Group in 2003, 2002 and 2001 were as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Total assets	467,750	469,506	555,645
Total liabilities	1,336,753	1,732,309	1,050,470

OTHER CONTINGENT LIABILITIES

As of December 31, 2003, 2002 and 2001, the credit facilities at Group level drawable by third parties amounted to €4,326,639 thousand, €3,309,094 thousand and €3,192,723 thousand, respectively.

The securities of third parties deposited at Bankinter, S.A. valued at market prices totaled €20,788,130 thousand as of December 31, 2003 (€17,628,509 thousand and €17,853,838 thousand as of December 31, 2002 and 2001, respectively).

INVESTMENT SERVICES AND SUPPLEMENTARY ACTIVITIES

The detail of the fees recorded in the statement of income for the investment services and supplementary activities provided by the Bank is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Asset management services	184	271	357
Rental of safe deposit boxes	372	385	697
Stock market purchase and sale transactions	4,213	4,845	5,518
On-line broker	7,252	5,872	5,251

The total assets managed by the Bank as of December 31, 2003, amounted to €1,130,110 thousand (€1,123,691 thousand in 2002 and €1,206,275 thousand in 2001).

OTHER OFF-BALANCE-SHEET ITEMS: MEMORANDUM ACCOUNTS

The detail of the "Guarantees and Other Sureties" memorandum account in the Bankinter Group's public balance sheets, showing the gross amount of the transactions guaranteed, is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Guaranteed transactions			
Cash loans	20,829	78,568	13,819
Off-balance-sheet loans	1,435	11,264	11,146
Export and import of goods and services	82,423	71,718	55,180
Deferred payment of purchase/sale transactions	185,665	175,356	151,686
Performance bonds:	1,220,293	1,272,176	1,454,650
Housing construction	24,616	23,317	30,331
Construction, service and supply contracts and bid bonds	704,510	688,462	681,601
Obligations to government agencies	491,167	560,397	742,718
Other obligations	54,801	19,315	6,724
Total	**1,565,446**	**1,628,397**	**1,693,205**

FUTURES TRANSACTIONS

The breakdown of the futures transactions is as follows:

(miles deeuros)

		12.31.03	12.31.02	12.31.01
Foreign currency purchases and sales for delivery at up to two business days				
	Purchases	238,470	167,379	55,545
	Sales	17,699	22,586	24,589
Foreign currency purchases and sales for delivery at over two business days				
	Purchases	753,626	884,115	1,032,998
	Sales	250,251	389,859	377,342
Purchases and sales of financial assets				
	Purchases	87,207	1,129,836	353,415
	Sales	26,212	98,280	34,208
Securities and interest rate futures contracts				
	Purchases	1,400,080	191,700	84,723
	Sales	1,707,351	240,400	80,500
Securities options				
	Written	1,173,620	1,093,338	1,227,252
	Purchased	150,992	126,262	89,975
Interest rate options				
	Written	478,998	35,080	42,438
	Purchased	481,020	37,011	43,103
Foreign currency options				
	Written	26,161	25,978	1,035
	Purchased	25,655	21,143	1,035
Other interest-rate-based transactions				
	FRA's	-	-	-
	SWAP's	18,595,808	9,550,240	5,820,470
TOTAL		**25,413,150**	**14,013,207**	**9,268,628**
Breakdown				
Hedging transactions		6,883,960	7,262,572	5,042,111
Speculative transactions		10,509,190	3,180,635	4,226,517
Macrohedges		8,020,000	3,570,000	-

In 2002 the Bank started to arrange macrohedges for its mortgage loan portfolio consisting of arranging derivative transactions to reduce the overall interest rate risk on this portfolio, after all the requirements stipulated for this purpose in current regulations had been met.

In 2003 the Bank started to issue warrants, for which it registered the Prospectus "Bankinter, S.A. Warrant Issue Program I. 2003" with the CNMV on July 11, 2003. As of December 31, 2003, the notional amount of the warrants issued, which was recorded under the "Futures Transactions – Securities Options Written" caption, was €104,000 thousand, the only underlying assets being the Ibex35 index and Telefónica shares.

The Bank arranges macrohedges of the option risk (delta, vega and theta) on the portfolio of warrants issued through the purchase of shares and the arrangement of derivative transactions, after all the requirements stipulated for this purpose in current regulations have been met.

COLLECTIVE INVESTMENT INSTITUTIONS AND PENSION FUNDS

The detail of the funds managed, assets and unitholders at December 31, 2003, is as follows:

Manager	Fund	(thousands of euros) Assets	Number of Unitholders
Gesbankinter, S.A.	BK Fondo Monetario F.I.A.M.M.	135,545	4,612
	BK Dinero F.I.A.M.M.	198,468	2,596
	Cuenta Fiscal Oro Bankinter F.I.A.M.M.	122,421	3,689
	Cuenta Fiscal Oro I Bankinter F.I.A.M.M.	113,533	6,171
	BK Dinero 95 F.I.A.M.M.	57,068	2,195
	BK Dinero 96 F.I.A.M.M.	219,074	3,388
	BK Dinero 97 F.I.A.M.M.	125,808	4,118
	Bankinter Dinero 1 F.I.A.M.M. (1)	415,397	13,747
	Bankinter Dinero 2 F.I.A.M.M.	736,613	15,909
	Bankinter Dinero 3 F.I.A.M.M. (1)	466,163	3,168
	Bankinter Dinero 4 F.I.A.M.M.	1,165,760	9,870
	BK Fondo Fijo F.I.M.	96,023	2,495
	Cuenta Fiscal Oro III Bankinter F.I.M.	22,274	1,177
	Fondo Telefónico Corto Plazo F.I.M.	108,032	3,278
	BK Garantía Record F.I.M. (1)	58,787	2,184
	Fondo Telefónico Fijo F.I.M.	41,702	1,047
	BK Fondtesoro Garantía F.I.M.	92,398	2,017
	BK Garantía Diversificación F.I.M.	17,513	680
	BK Tesorería Empresas F.I.M.	217,665	312
	BK Cupón Variable España F.I.M. (1)	17,555	590
	BK Multifondo Dinámico F.I.M.F.	27,309	1,699
	BK Bolsa España F.I.M.	109,184	11,062
	BK Mixto Europa 50 F.I.M.	96,297	4,985
	BK Índices Garantía F.I.M. (1)	36,157	886
	BK Índices Garantía II F.I.M. (1)	39,424	1,269
	BK Euro Garantía 1 F.I.M.	35,627	1,216
	Bankinter Long Short F.I.M.	5,572	68
	BK Garantía Cupón Ganador F.I.M.	49,891	1,566
	BK Mixto Europa 20 F.I.M.	57,369	2,588
	BK Renta Variable Europea F.I.M.	68,647	4,451
	BK Garantía F. Internacionales F.I.M.	46,526	1,592
	BK Futuro IBEX F.I.M.	26,940	1,044
	BK Garantía Índice España F.I.M.	18,543	729
	BK Triple Garantía F.I.M.	21,419	869
	BK Garantía Cupón 20 Octubre F.I.M.	31,958	1,227
	BK Bolsa España 2 F.I.M.	31,941	2,319
	BK Euro Garantía 2 F.I.M.	41,317	1,611
	BK Euro Garantía 6 F.I.M.	38,451	1,324
	BK Revalorización Internacional F.I.M.	32,937	983
	BK Fondo Bonos F.I.M.	63,058	1,404
	BK Garantizado 4 F.I.M.	45,186	420
	BK Fondtesoro 2 F.I.M.	23,098	938
	BK Cupón Garantía Liquidez F.I.M. (1)	6,900	255

Manager	Fund	(thousands of euros) Assets	Number of Unitholders
	BK Garantía Consolidación EuroJapón F.I.M.	45,573	1,865
	Bankinter Solidaridad F.I.M.	4,745	522
	BK Renta Fija Privada F.I.M.	299	1
	BK Fondvalencia Mixto F.I.M.	4,957	222
	BK Garantía Doble Cupón F.I.M.	21,805	818
	BK Monetario Dinámico F.I.M.F.	221,565	3,403
	BK Bolsa Europa F.I.M.	137,268	11,710
	BK Garantía Indice España II F.I.M.	41,665	1,525
	BK Mixto España 50 F.I.M.	103,986	4,112
	BK Bolsa Euribex F,I,M	122,027	5,741
	BK Garantía Cupón Ganador II F.I.M. (1)	95,343	3,396
	BK Cupón Ganador III F.I.M. (1)	97,119	3,027
	BK Garantía Record II F.I.M. (1)	24,547	965
	BK Cupón 4 Garantía F.I.M. (1)	18,640	759
	Bk Dividendo F.I.M.	100,548	4,014
	BK Euro Garantía 6-II F.I.M.	28,979	1,040
	BK Mixto España 30 F.I.M.	13,537	555
	BK Sector Telecomunicaciones F.I.M.	168,821	16,123
	BK Garantía Cupón 20 Noviembre F.I.M.	32,278	1,325
	BK Fondo Internet F.I.M.	7,366	2,611
	BK Sector Finanzas F.I.M.	4,386	300
	BK Indice Europeo 50 F.I.M.	9,598	277
	BK Indice América F.I.M.	14,846	446
	BK Indice Japón F.I.M.	8,760	683
	BK Small Caps F.I.M.	117,143	11,459
	Multifondos Equilibrado F.I.M.F.	3,758	136
	E-Bankinter Bolsa F.I.M.	9,963	727
	BK Sector Energía F.I.M.	3,955	129
	BK Indice Nasdaq 100 F.I.M.	6,387	381
	Total	**6,851,414**	**206,020**

Manager	Fund	(thousands of euros) Assets	Number of Unitholders
Bankinter Seguros de Vida, S.A.	BK Mixto 75 Europa Bolsa	58,063	9,859
	BK Inversión 97 Fondo de Pensiones	45,556	5,103
	BK Variable Europa	21,181	4,577
	BK Variable Internacional	21,551	5,685
	BK Renta Fija Corto Plazo	121,716	13,697
	BK Variable España	103,042	16,960
	BK Renta Fija Largo Plazo	55,986	7,473
	BK Mixto 50 España Bolsa	41,475	7,588
	BK Mixto 20 Europa Bolsa	23,907	3,659
	BK Global Plan Previsión	2,064	484
	Plan Previsión BK Renta Fija	31,588	3,255
	Plan Previsión BK Dinero	14,609	1,540
	Plan Previsión BK Bolsa	8,513	1,374
	BK Inversión Mixta E,P,S,V,	12,431	1,938
	BK Bolsa Europa Plan Previsión	6,508	1,146
	BK Pensión Dividendo	13,592	2,661
	BK Empresas I (1) (3)	2,961	510
	BK Empresas II (1) (3)	811	245
	BK Gestión Fondo de Pensiones (3)	894	113
	Vila-Valor Fondo de Pensiones (3)	518	103
	Subtotal	**586,966**	**87,970**
	Total	**7,438,380**	**293,990**
Bankinter International Fund SICAV	BK Global Mixed Portfolio	$17,060(2)	275

(1) Marketed in 2003.
(2) In thousands of $ (€1 =$1.2630), €13,507 thousand.
(3) Group pension funds.

The data on the funds under management as of December 31, 2002, are summarized as follows:

Manager	Assets	Number of Unitholders
Gesbankinter, S.A.	5,380,001	154,138
Bankinter Seguros de Vida, S.A.	443,630	74,314
Total	**5,823,631**	**228,452**
Bankinter International Fund SICAV	$16,508 (1)	304

(1) In thousands of $ (€1 =$1.0498), €15,725 thousand.

The number of closed-end (SIM) and open-end (SIMCAV) securities investment companies managed by the Bankinter Group and their total assets as of December 31, 2003, are as follows:

	Number	(thousands of euros) Assets
SIMs	6	31,096
SIMCAVs	128	714,211
Total	**134**	**745,307**

And the number of closed-end (SIM) and open-end (SIMCAV) securities investment companies managed by the Bankinter Group and their total assets as of December 31, 2002, are as follows:

	Number	(thousands of euros) Assets
SIMs	6	29,144
SIMCAVs	111	603,711
Total	**117**	**632,855**

TRANSACTIONS WITH SUBSIDIARIES

The balances arising from balance sheet transactions with companies directly or indirectly more than 20% owned by the consolidated companies are summarized in the following table. All these transactions were made in accordance with current regulations and prudent banking practices.

With nonconsolidable companies

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Investments in Group companies	12,041	48,102	48,298
Customer deposits	111,324	211,361	188,712
Bonds and notes	-	1,777	-
Guarantees	11,745	11,745	115,548

BREAKDOWN OF INCOME BY GEOGRAPHICAL MARKET

The breakdown, by geographical market, of the following captions in the statement of income is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Interest and similar revenues	886,273	983,326	1,104,202
Spain	886,273	980,825	1,099,573
Other EU countries	-	2,501	4,629
Equities portfolio revenues	9,487	646	1,312
Spain	9,487	646	1,312
Other EU countries	-	-	-
Fees collected	198,195	191,382	182,939
Spain	198,195	191,382	182,939
Other EU countries	-	-	-
Revenue from financial transactions	29,494	19,818	56,998
Spain	29,494	19,818	56,998
Other EU countries	-	-	-
Other operating income	12,477	12,561	10,591
Spain	12,477	12,561	10,591
Other EU countries	-	-	-
Total	**1,135,926**	**1,207,733**	**1,356,042**

OTHER OPERATING EXPENSES

The amount recorded in this caption in the statement of income relates mostly to the contribution to the Deposit Guarantee Fund. This calculation is performed in accordance with the rules stipulated by Royal Decree 2606/1996 on deposit guarantee funds of credit institutions. On August 3, 2001, Royal Decree 948/2001 was enacted to implement Article 77 of the Securities Market Law on Deposit Guarantee Funds. One of the most significant changes introduced by this Royal Decree is to extend the guarantee, which formerly covered only cash deposits, to deposits of securities and financial instruments.

The annual contributions from the entities participating in the funds will be 0.1% of the deposits at year-end covered by the guarantee. For this purpose, the calculation base will be the guaranteed deposits, plus 5% of the market value of the guaranteed securities on the last trading day of the year in the related secondary market. If the guaranteed securities include securities and financial instruments not traded in a Spanish or foreign secondary market, the calculation base will be whichever of their face value or redemption value is more appropriate for the type of security or financial instrument in question, unless another more meaningful value for deposit or registration purposes has been declared or otherwise exists.

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Contribution to Deposit Guarantee Fund	4,766	4,824	6,575
Other operating expenses	-	-	247
Total	**4,766**	**4,824**	**6,822**

OTHER OPERATING INCOME

The detail of this account in the statements of income is as follows:

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Net operating income from properties	1,527	1,225	1,244
Income from renting transactions	1,702	3,802	4,308
Other sundry revenues	9,248	7,534	5,039
Total	**12,477**	**12,561**	**10,591**

EXTRAORDINARY CHARGES

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Provision to other specific allowances	44,559	23,691	18,050
Net loss on fixed asset disposals	99	152	501
Net loss due to write-off and sale of pholdings and investment portfolio	-	-	-
Other charges	12,633	5,857	5,602
Total	**57,291**	**29,700**	**24,153**

EXTRAORDINARY INCOME

(thousands of euros)

	12.31.03	12.31.02	12.31.01
Gains on fixed-asset disposals	1,104	1,217	1,412
Gains on long-term investment disposals	4,894	48	720
Prior years' income	13,839	7,766	1,741
Other income	3,647	18,202	15,251
Total	**23,484**	**27,233**	**19,124**

INFORMATION ON GROUP STAFF

The detail of the Group's employees, by professional category, is as follows:

Category	12.31.03	%	12.31.02	%	12.31.01	%
Senior managers	351	11.28	372	12.32	335	11.26
Managers	1,037	33.33	977	32.36	880	29.59
Other staff	1,723	55.39	1,670	55.32	1,759	59.15
Total	**3,111**	**100.00**	**3,019**	**100.00**	**2,974**	**100.00**

The pay brackets of the Bankinter Group's employees are as follows:

(thousands of euros)

Pay Bracket	Number of Employees	%
Up to 12	87	2.80
From 12 to 18	634	20.38
From 18 to 24	500	16.07
From 24 to 30	564	18.13
From 30 to 36	397	12.77
From 36 to 42	254	8.16
From 42 to 48	198	6.36
From 48 to 54	128	4.11
From 54 to 60	89	2.86
Over 60	260	8.36
Total	**3,111**	**100.00**

OTHER INFORMATION

DIRECTORS' COMPENSATION

(thousands of euros)	*2003*	*2002*	*2001*
Remuneration, directors' fees, salaries and incentive plans	3,927	3,361	5,695
Life insurance premiums and pension fund contributions	99	853	627
Financing (overall) (*)	51,779	51,197	42,695

(*) The average original term of the loans and credit facilities is 9.56 years and the interest rates range from 3.33% to 2.77% (excluding the financing of convertible debentures, whose interest rate is that on the debentures, and imputing the related compensation in kind). The guarantees have an undefined average term, interest rates from 0.4% to 4.0%, and amount to €17,687 thousand, which is included in the foregoing figure.

DIRECTORS' STAKES IN CAPITAL STOCK

Name	Total Acciones	%	Directas	Indirectas
Cartival,S.A. (1)	5,968,836	7.86	5,968,836	-
Elías Masaveu Alonso del Campo (2)	4,241,617	5.59	65,062	4,176,555
Emilio Botín-Sanz de Sautuola y García de los Ríos	847,626	1.12	659,928	187,698
Juan Arena de la Mora	620,656	0.82	123,224	497,432
Pedro Guerrero Guerrero	350,529	0.46	350,528	1
José Ramón Arce Gómez	286,944	0.38	285,919	1,025
Jaime Echegoyen Enriquez de la Orden	19,346	0.03	18,352	994
Fabiola Arredondo de Vara	6,528	0.00	6,528	-
John de Zulueta Greenebaum	5,529	0.00	5,529	-
Alfonso Botín-Sanz de Sautuola y Naveda	595	0.00	595	-
Total Consejeros	**12,348,206**	**16.26**	**7,484,501**	**4,863,705**

(1) Marcelino Botín-Sanz de Sautuola y Naveda, the representative of Cartival, S.A. on the Board, personally owns 18,700 Bankinter shares.
(2) Including the shares owned by the different companies and persons linked or related to Elías Masaveu Alonso del Campo.

Transactions performed by the directors unrelated to the Bank's ordinary business or in other than normal market conditions (Article 114.2 of the Securities Market Law).

The Bank does not have any information regarding any transaction with directors –or with significant shareholders or executives-relating to this heading, for the purposes of Article 114.2 of the Securities Market Law.

The directors' equity interests in companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the corporate purpose of Bankinter, S.A. (Article 127 ter. of the Spanish Corporations Law).

The director Emilio Botín-Sanz de Sautuola owns 2.12% of the capital stock of Banco Santander Central Hispano S.A. (BSCH) –of which he is the Chairman- including the shareholders represented by him,- and the director Elías Masaveu Alonso del Campo owns 0.25% of the capital stock of BSCH- of which he is a director, per the notes to financial statements of BSCH.

The Bank was duly notified (in accordance with Article 127 ter. of the Spanish Corporations Law) of the aforementioned holdings and functions –which are long-standing and well-known- and it does not consider that any of them constitutes a conflict of interest that might affect the aforementioned directors' duties of diligent management, good faith and loyalty, and the Bank of Spain has been informed of these holdings and functions at all times.

Outside the Board of Directors, the non-director adviser Jaime Botín-Sanz de Sautuola y García de los Ríos owns 0.22% of the capital stock of BSCH and is its first deputy chairman.

As of December 31, 2003, BSCH owned 0.38% of the Bank's capital stock. The investment portfolios managed by BSCH owned 0.075% and 0.086% of the Bank's capital stock as of the aforementioned dates, per information from the Bank's share register.

PROPOSED DISTRIBUTION OF BANKINTER, S.A.'S 2003 INCOME

	(en euros) 2003
Income for the year	160,802,685
Corporate income tax	41,256,385
Distributable net income	119,546,300
Dividend	72,768,871
Voluntary reserves	43,388,307
Reserve for investment in the Canary Islands	3,389,122
Total	**119,546,300**

DIVIDENDS

Bankinter, S.A. has a system of quarterly dividend payments in January, April, July and October of each year.

The payment schedule for dividends out of 2003 income is as follows:

Date	(euros) Dividend per Share	Number of Shares	(thousands of euros) Amount (1)	Date Declared by the Board
July 2003	0.2289	75,944,167	17,167	06.18.03
October 2003	0.2360	75,944,167	17,703	09.17.03
January 2004	0.2478	75,944,167	18,586	12.17.03
April 2004	0.2552	76,627,275	19,313	01.15.04
Total	**0.9679**		**72,769**	

(1) Excluding treasury stock held by Bankinter, S.A., in accordance with Article 79 of the Spanish Corporations Law.

The following balance sheets reflect the existence of sufficient distributable income at Bankinter, S.A. before the dates of declaration of the aforementioned dividends.

BALANCE SHEETS

(thousands of euros)

	31.05.03	31.08.03	30.11.03
ASSETS			
Cash on hand and deposits at central banks	297,030	236,204	272,872
Government debt securities	4,001,778	3,058,869	4,336,120
Due from banks	1,934,423	2,124,544	2,839,535
Credit facilities and loans	16,277,306	16,924,511	16,176,060
Debentures and other fixed-income securities	1,243,199	1,016,924	127,619
Equity securities	76,757	132,307	61,165
Investments in non-Group companies	196	22,942	26,214
Investments in Group companies	100,503	88,057	94,515
Property and equipment	105,501	105,377	104,618
Treasury stock	11,947	10,652	11,231
Other assets	595,744	504,917	691,723
Accrual accounts	102,095	84,447	96,704
Total assets	**24,746,479**	**24,309,751**	**24,838,376**
LIABILITIES AND CAPITAL			
Due to banks	5,875,543	4,115,345	4,948,621
Customer deposits	15,061,888	16,096,023	16,200,483
Bonds and notes	1,655,135	1,856,392	1,341,160
Other liabilities	505,858	471,012	482,395
Accrual accounts	199,493	201,063	217,099
Provisions for contingencies and expenses	165,556	219,984	222,724
General risk allowance	53,662	53,662	7,925
Income for the year	73,823	90,749	117,121
Subordinated debt	467,286	517,286	567,286
Paid-in capital stock	113,916	113,916	113,916
Additional paid-in capital	247,543	247,543	247,004
Reserves	326,776	326,776	372,642
Accumulated losses	-	-	-
Total liabilities and capital	**24,746,479**	**24,309,751**	**24,838,376**

PROPOSED DISTRIBUTION OF INCOME OF EACH SUBSIDIARY (1)

(thousands of euros)

	Income (loss)	Provision for Corporate Income Tax	Dividend	Reserves	Allocations(2)
Aircraft, S.A.	(576)	(179)	-	-	-
Bankinter Consultoría Asesoramiento y Atención Telefónica, S.A.	666	244	422	-	-
Bankinter Gestión de Seguros, S.A., de correduría de Seguros	961	336	625	-	-
Bankinter Seguros de Vida, S.A., de Seguros y Reaseguros	18,571	6,408	3,000	9,163	-
Cibesa, S.A.	25	9	14	2	-
Gesbankinter, S.A., S.G.I.I.C	41,786	14,808	26,978	-	-
Hispamarket, S.A.	62,388	10,908	33,058	2,973	15,449
Intermobiliaria, S.A.	2,740	889	1,851	-	-
Intergestora S.C.R, S.A.	(1,457)	(728)	-	-	-
Bankinter International Cayman Ltd.	(180)	-	-	-	-
Bankinter Finance Limited	(363)	-	-	-	-
Bankinter Netherlands B.V	(67)	-	-	-	-
Intergestora Nuevas Tecnologías, S.C.R. S.A.	(2,218)	(1,112)	-	-	-
E-Pagado International Network, S.A.	-	-	-	-	-
Ebankinter Certifica, S.A.	-	-	-	-	-
Ebankinter Internet Factory, S.C.R.	16	(2)	-	5	13
Bankinter Capital Riesgo, SGECR, S.A.	-	-	-	-	-
Bankinter de Inversiones, S.I.M, S.A.	137	1	-	-	136
Bankinter International B.V.	2,793	941	-	1,852	-

(1) Not yet approved by the respective Shareholders' Meetings.
(2) Including offset of accumulated losses.

OTHER DISCLOSURES

The Group's overall operations are regulated by the laws on environmental protection ("environmental laws") and workers' safety and health ("occupational safety laws"). Bankinter considers that it substantially complies with these laws and it has procedures in place to foster and guarantee compliance therewith.

The Group has taken the appropriate action in connection with environmental protection and improvement and the minimization, if appropriate, of environmental impact, and complies with current regulations in this connection. No provision for environmental risks and expenses was considered necessary for 2003 since there were no contingencies related to environmental protection and improvement.

EVENTS SUBSEQUENT TO YEAR-END

Capital stock increased by €1,025 thousand (683,108 shares) as a result of the voluntary conversion in January 2004 of Convertible Debenture Issue I of December 1998. Additional paid-in capital increased by €15,896 thousand relating to the difference between the face amount of the debentures exchanged and the par value of the shares issued.

2003 CONSOLIDATED MANAGEMENT REPORT

Introduction

In 2003 the Bankinter Group's net attributed income rose by 20.59%, consolidating the favorable trend shown by the interim earnings for the year. This increase was underpinned by the sound performance of customer business, which grew by 14.46%; the increase in ROE to 16.75%; the improved efficiency ratio (49.13%); and an excellent nonperforming loans ratio (0.28%).

The beginning of the year was marked by the war in Iraq. This war generated market uncertainty and instability which slowly faded away. The gradual recovery of investor confidence favored the good performance of the world economy, and particularly of the Spanish economy. In the end, 2003 was marked by the economic recovery of the United States, with growth of around 3%; the strengthening of the euro against all currencies, in particular the U.S. dollar; low interest rates, which stood at 2% in Europe and 1% in the United States; and, lastly, the upward trend of the international stock markets following three years of uninterrupted falls, as shown by the increase in the Ibex35 of more than 28%. Under these favorable conditions, Bankinter's share price rose by 37.87%.

Against this backdrop, Bankinter consolidated a sound capital base supported by an excellent nonperforming loan figure, significant allowances and the solvency of our business model.

Business strategy

Bankinter's differentiating factor is still its business strategy, which is based on three pillars: a multichannel offering, which enables customers to deal with the Bank through the channel which is more convenient and practical to them at any given time; the search for maximum service quality in all of Bankinter's segments and networks; and a broad range of high value-added services and products. In line with this strategy, in 2003 the Bank launched products such as the Management Agreements, or the Credit-Ibex Intradía, which emphasize Bankinter's differentiating and innovative features.

Bankinter's value proposal is based on quality of service, innovative financial products and services and a highly robust technological architecture enabling it to provide a multichannel offering fully integrated in the Bank's operations. The result of this proposal is the growth in income from customer business, the core banking activity, the most notable increase being the 34.95% rise in Individual Banking.

Also noteworthy in 2003 was the major boost given to the SME segment, which involved the opening of 21 new branches located mainly in industrial parks. Bankinter also continued to open Management and Financial Advisory Centers specializing in Private Banking business, of which there are now 31.

Margins and earnings

Bankinter's income statement for the year ended December 31, 2003, showed growth in the main business margins: 5.86% in net interest revenue; 6.68% in basic margin; 8.21% in gross operating income and 20.51% in net operating income.

On- and off-balance-sheet customer funds amounted to €26,678 million at 2003 year-end, up 17.53% on 2002. Noteworthy in this connection are mutual funds and pension funds, which rose by 27.60% and 32.31%, respectively. The Bank's credit facilities and loans of €20,510 million showed year-on-year growth of 14.92%.

Securitizations continued in 2003 and mortgage loans securitized amounted to €1,600 million.

Fees once again performed well in 2003 (up 8.98%). Bankinter continues to make a significant effort to contain administrative expenses, which remained virtually unchanged in 2003 (up 0.20%).

Nonperforming loans amounted to €64.66 million, equivalent to 0.28% of the Bank's computable risk assets, a substantial improvement in the nonperforming loans ratio with respect to the previous year. Similarly, the ratio of the recorded allowance to nonperforming loans was 612.22%, and both ratios were among the best of all European banks. Bankinter continues to enjoy excellent creditworthiness thanks to its in-house risk analysis, acceptance and automatic management systems, portfolio diversification, high loan loss provisions and scant exposure to country-risk.

In the third quarter Bankinter sold its holding in Sogecable, giving rise to a total gain of €61.3 million in the year. This gain was used to cover the allowance for the statistical coverage of loan losses, leaving the coverage at 95%.

Earnings per share were €1.77, up 19.59% on the previous year.

On January 3, Bankinter paid the third 2003 interim dividend of €0.247812 per share, an increase of 7% with respect to the corresponding interim dividend paid in the preceding year.

Other matters of interest:

a) New equity regulations (BIS II)

Bankinter has continued to target the specifications and developments required for the implementation of the new equity regulations laid down by the Basel-based Bank for International Settlements (BIS II). The Bank is directing its work towards the application of in-house credit risk models that enable the use of capital to be adapted to the credit risk actually incurred by the Bank, thus reflecting enhanced risk management. Also, the operational risk management parameters that will enable Bankinter to comply with the requirements regarding policies, management processes and quantification of losses are being defined and developed.

b) International Accounting Standards (IAS)

In view of the need to undertake a process of harmonization of accounting methods and financial information, the European Parliament, at the proposal of the Commission, approved Regulation 1606/2002 which requires International Accounting Standards to be adopted from January 1, 2005, for the preparation of the consolidated financial statements of companies listed on a regulated market in any EU Member State.

The process of harmonization of accounting methods culminated in the approval in September 2003 of Regulation 1725/2003, through which all International Accounting Standards were approved, except IAS 32 and 39 on financial instruments and IFRS 1 (First-time Adoption of International Financial Reporting Standards).

Bankinter has created a team devoted to the implementation of the new International Accounting Standards, which Bankinter will apply from January 1, 2005.

INSTITUTIONAL INFORMATION

I. RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THE ANNUAL REPORT FOR FY 2003

The accounts included in the Annual Report are presented in accordance with the regulations in force and the provisions of the Bank of Spain and have been formulated by the Directors of Bankinter, S.A. and the Bankinter Group based on the accounting records of the Bank and its consolidated companies.

The Directors are responsible for defining the accounting policies and establishing the internal control mechanisms and systems that make it reasonably possible to ensure the reliability and consistency of the data contained in the accounting records and to actually prepare and present the Annual Accounts.

The main internal control bodies of the Grupo Bankinter are: the Board of Directors' Audit and Compliance Committee, the Internal Audit Division, the Regulatory Compliance Unit, the Assets and Liabilities Committee and the Institutional Control Unit, as well as the control bodies in place in the different departments and areas of the Bank and Group companies.

The external auditors verify the annual accounts in order to issue a professional opinion on them. The eternal auditors are regularly informed of the controls and procedures of the Bank and the Grupo Bankinter, The auditors define and carry out their auditing tests with complete autonomy and have access to the Board of Directors and to the Audit and Compliance Committee in the terms set out in this Corporate Governance Report for the purpose of putting forth their conclusions and recommendations for improving the efficacy of the internal control systems.

II. AUDITOR'S FEES

Following the recommendation on the transparency of annual information relative to the fees paid to the Bank's auditors for their services, the Bankinter Group's Annual Report has, for years, reflected this information.

In fiscal year 2003, the fees invoiced by PriceWaterhouseCoopers were as follows:

Bankinter S.A.

Audit by PriceWaterhouseCoopers Auditores, S.L. of the annul accounts of Bankinter, S.A. fiscal year 2003: €157 thousand.

Other auditing, consultancy and advisory services rendered by the PriceWaterhouseCoopers Group to Bankinter,S.A. in 2002: €141 thousand.

Bankinter Group

Audit by PriceWaterhouseCoopers Auditores, S.L. of the annul accounts of Grupo Bankinter, S.A. fiscal year 2003: €270 thousand.

Other auditing, consultancy and advisory services rendered by the PriceWaterhouseCoopers Group to Grupo Bankinter in 2003: €164 thousand.

III. INSTITUTIONAL INFORMATION ON THE BANK

Bankinter, S.A. was founded in the public deed executed in Madrid on 4 June 1965, under the name of Banco Intercontinental Español, S.A. The current name and its by-laws are contained in the public deed executed on 14 May 2003 before the notary public of Madrid, Agustín Sánchez Jara under number 1,637 of his protocol.

The Bank is registered in the Business Register of Madrid, volume 1,857 general, 1,258 of section three of the Companies Book, folio 220, page number 9.643 on 8 July 1965.

It is registered in the Special Register of Banks and Bankers under number 30. Its tax identification number is A-28157360 and it is a member of the Deposit Guarantee Fund, code number 0128.

The Bank's registered offices are located at Paseo de la Castellana number 29, 28046 Madrid, Spain.

EXHIBITS

1. INFORMATION FOR SHAREHOLDERS AND CUSTOMERS

The Financial Statements are presented at the Annual Shareholders' Meeting, and are available to all the Bank's shareholders.

Quarterly consolidated financial reports are issued in January, April, July and October and are available to the shareholders.

SHAREHOLDER INFORMATION OFFICE
Pablo Santos Romero
Pico de San Pedro 2
28760 Tres Cantos - Madrid
Tels.: 91 339 83 30 - 91 339 75 00
Fax: 91 339 83 23
E-mail: ofiaccionista@bankinter.es

COMMUNICATION
Blanca Hernanz Bodero
P° Castellana, 29
28046 Madrid
Tels.: 91 339 75 00
Fax: 91 339 75 40
E-mail: comunicacion@bankinter.es

INVESTOR RELATIONS
José Luis Vega Riestra
Avda. Bruselas, 12
28100 Alcobendas - Madrid
Tels.: 91 623 43 41 - 91 339 75 00
Fax: 91 623 43 08
E-mail: investor_relations@bankinter.es

CORRESPONDENT BANKS
Zachary H. Towbin
P° Castellana 29
28046 Madrid
Tels: 91 339 83 62 - 91 339 75 00
Fax: 91 339 75 40
E-mail: international@bankinter.es

CUSTOMER SERVICE
Cecilio Carracedo Fernández
Pico de San Pedro, 2
28760 Tres Cantos - Madrid
Tels.: 901 113 113
Fax: 91 339 84 45

Bankinter Telephone Banking telephone numbers:

Individuals (service in Spanish): 901 13 23 13
Individuals (service in Spanish, calls from abroad): 34 91 657 88 00

Individuals (service in Catalan): 901 23 23 23
Individuals (service in Catalan, calls from abroad): 34 93 410 84 85

Individuals (service in English): 901 135 135
Individuals (service in English, calls from abroad): 34 91 657 88 01

Stock market specialists: 906 420 906

SMEs (8:00 to 20:00 hours, Monday to Friday): 901 15 15 15
SMEs (service in Catalan, 8:00 to 20:00 hours, Monday to Friday): 901 16 16 16

Information for noncustomers: 901 13 13 13

Bankinter Telephone Banking customer service hours:

24 hours a day, 365 days a year, you can call 901 13 23 13 to use the Automatic Service to make inquiries and bank transactions.

Also, an operator will help you Monday to Saturday from 8:00 to 22:00 hours (Spanish peninsular time) if you dial or say "0".

2. MANAGEMENT TEAM

MANAGEMENT COMMITTEE

Chairman of the Board
Juan Arena de la Mora

CEO
Jaime Echegoyen Enríquez de la Orden

Secretary of the Bank and of the Board of Directors
Rafael Mateu de Ros Cerezo

General Manager, Resources, Risk and Platforms
Honorio Jiménez del Valle

General Manager, Customers and Networks – Legal Entities
Carlos Ruíz-Jarabo Colomer

General Manager, Customers and Networks - Individuals
Juan Hernández Andrés

Deputy General Manager, Innovation Area
Fernando Alfaro Águila-Real

Deputy General Manager, Markets and Products
Pablo de Diego Portoles

ORGANIZATION MANAGERS

Sebastián Alvarado Díaz-Agero	Canary Islands
Ramón Doval Montoya	Madrid – Commercial Banking
Pedro Fernández Maestre	Andalusia
Antonio Fayos Crespo	Catalonia
Victoriano Hernández Lera	Castilla
Luis Miguel Sánchez-Albornoz Bernabé	Castilla La Mancha - Extremadura
Guillermo Pesquera Galdós	Levante
Antonio Rodríguez Fernández	Northwest Spain
Luis Fernando Azcona López	North Spain
Antonio Tierra Serrano	Navarra-Aragón-Rioja

Bankinter's 2003 Annual Report is available on CD-ROM.
To obtain a copy, please contact the Communications Department of Bankinter or request it through an e-mail to the following address: comunicacion@bankinter.es

The list of Bankinter's Branches and Agents is provided in a separate leaflet accompanying this Annual Report.

Published by: Communications Department of Bankinter.
Design and graphic production: CF Comunicación. Madrid.
Photos: Guillermo Shelley

BANKINTER
Paseo de la Castellana, 29
28046 Madrid (Spain)
Tel. +34 91 339 75 00
Fax. +34 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM



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